UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number **001-39043**

BROADWAY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**95-4547287**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4601 Wilshire Boulevard, Suite 150 Los Angeles, California	**90010**
(Address of principal executive offices)	(Zip Code)

(323) 634-1700
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, par value $0.01 per share (including attached preferred stock purchase rights)	BYFC	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Aggregate market value of the voting and non-voting common stock held by non-affiliates as of June 30, 2023: $65.4 million.

As of April 30, 2024, 6,033,212 shares of the registrant's Class A voting common stock, 1,425,574 shares of the registrant's Class B non-voting common stock and 1,672,562 shares of the registrant's Class C non-voting common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Forward-Looking Statements

Certain statements herein, including without limitation, certain matters discussed under ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' in Part II, Item 7 of this Form 10-K, are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), and Section 27A of the Securities Act of 1933, as amended, that reflect our current views with respect to future events and financial performance. Forward-looking statements typically include the words ''expect,'' ''estimate,'' ''project,'' ''budget,'' ''forecast,'' ''anticipate,'' ''intend,'' ''plan,'' ''may,'' ''will,'' ''could,'' ''should,'' ''believes,'' ''predicts,'' ''potential,'' ''continue,'' ''poised,'' ''optimistic,'' ''prospects,'' ''ability,'' ''looking,'' ''forward,'' ''invest,'' ''grow,'' ''improve,'' ''deliver'' and similar expressions, but the absence of such words or expressions does not mean a statement is not forward-looking. These forward-looking statements are subject to risks and uncertainties, including those identified below, which could cause actual future results to differ materially from historical results or from those anticipated or implied by such statements. Readers should not place undue reliance on these forward-looking statements, which speak only as of their dates or, if no date is provided, then as of the date of this Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

The following factors, among others, could cause future results to differ materially from historical results or from those indicated by forward-looking statements included in this Form 10-K: (1) the level of demand for mortgage and commercial loans, which is affected by such external factors as general economic conditions, market interest rate levels, tax laws and the demographics of our lending markets; (2) the direction and magnitude of changes in interest rates and the relationship between market interest rates and the yield on our interest-earning assets and the cost of our interest-bearing liabilities; (3) the rate and amount of loan losses incurred and projected to be incurred by us, increases in the amounts of our nonperforming assets, the level of our loss reserves and management's judgments regarding the collectability of loans; (4) changes in the regulation of lending and deposit operations or other regulatory actions, whether industry-wide or focused on our operations, including increases in capital requirements or directives to increase loan loss allowances or make other changes in our business operations; (5) legislative or regulatory changes, including those that may be implemented by the current Administration in Washington, D.C. and the Federal Reserve Board; (6) possible adverse rulings, judgments, settlements and other outcomes of litigation; (7) problems that may arise in integrating the businesses of our pre-merger companies, which may result in the combined company not operating as effectively and efficiently as expected, or that we may not be able to successfully integrate the businesses of our pre-merger companies; (8) actions undertaken by both current and potential new competitors; (9) the possibility of adverse trends in property values or economic trends in the residential and commercial real estate markets in which we compete; (10) the effect of changes in economic conditions; (11) the effect of geopolitical uncertainties; (12) an inability to obtain and retain sufficient operating cash at our holding company; (13) the discontinuation of LIBOR as an interest rate benchmark; (14) the impact of COVID-19 or other health crises on our future financial condition and operations; (15) the impact of recent volatility in the banking sector due to the failure of certain banks due to high levels of exposure to liquidity risk, interest rate risk, uninsured deposits and cryptocurrency risk; (16) other risks and uncertainties detailed in this Form 10-K, including those described in Part I. Item 1A. ''Risk Factors'' and Part II, Item 7 ''Management's Discussion and Analysis of Financial Condition and Results of Operations.''

ITEM 1. BUSINESS

General

Broadway Financial Corporation (the ''Company'') was incorporated under Delaware law in 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Savings and Loan Association as part of the bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. In connection with the conversion, the bank's name was changed to Broadway Federal Bank, f.s.b. (''Broadway Federal''). The conversion was completed, and the Broadway Federal became a wholly-owned subsidiary of the Company, in January 1996.

On April 1, 2021, the Company completed its merger (the ''Merger'') with CFBanc Corporation (''CFBanc''), with the Company continuing as the surviving entity. Immediately following the Merger, Broadway Federal merged with and into City First Bank of D.C, National Association with City First Bank of D.C., National Association continuing as the surviving entity (combined with Broadway Federal, ''City First'' or the ''Bank''). Concurrently with the Merger, the Bank changed its name to City First Bank, National Association.

Concurrently with the completion of the Merger, the Company converted to become a public benefit corporation. The Company works to spur equitable economic development with a mission to strengthen the overall well-being of historically excluded communities and has deployed loans and investments in the communities we serve that we believe has helped close funding gaps, preserved or increased access to affordable housing, created and preserved jobs, and expanded critical social services. We believe our status as a Delaware public benefit corporation aligns our business model of creating social, economic, and environmental value for underserved communities with a stakeholder governance model that allows us to give careful consideration to the impact of our decisions on workers, customers, suppliers, community, the environment, and our impact on society; and to align further our mission and values to our organizational documents.

On June 7, 2022, the Company closed a private placement (the ''Private Placement'') of shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series C (the ''Series C Preferred Stock''), pursuant to a Letter Agreement (collectively with the annexes, exhibits and schedules thereto, including the Securities Purchase Agreement - Standard Terms, the ''Purchase Agreement''), dated as of June 7, 2022, with the United States Department of the Treasury (the ''Purchaser''). The Purchase Agreement was entered into pursuant to the Purchaser's Emergency Capital Investment Program.

Pursuant to the Purchase Agreement, the Purchaser acquired an aggregate of 150,000 shares of Series C Preferred Stock, for an aggregate purchase price equal to $150.0 million in cash. The liquidation value of the Series C Preferred Stock is $1,000 per share.

In June 2022, the Company down streamed $75.0 million of the proceeds from the Private Placement to the Bank to enhance capital of the Bank.

Reverse Stock Split

On October 31, 2023, the Company effected a reverse stock split of the Company's outstanding shares of Class A common stock, Class B common stock, and Class C common stock, par value $0.01 per share, at a ratio of 1-for-8 (the ''Reverse Stock Split''). The shares of Class A Common Stock listed on The Nasdaq Capital Market commenced trading on The Nasdaq Capital Market on a post-Reverse Stock Split adjusted basis at the open of business on November 1, 2023. As a result of the Reverse Stock Split, the number of issued and outstanding shares of common stock immediately prior to the Reverse Stock Split was reduced such that every 8 shares of common stock held by a stockholder immediately prior to the Reverse Stock Split were combined and reclassified into one share of common stock. All common stock share amounts and per share numbers discussed herein have been retroactively adjusted, as applicable, for the Reverse Stock Split.

Share Repurchase

On October 31, 2023 the Company purchased 244,771 shares of its Class A (voting) Common Stock (adjusted for the 1-for-8 reverse stock split effective November 1, 2023) from the Federal Deposit Insurance Corporation (''FDIC''), which obtained the shares when it was appointed receiver for First Republic Bank upon its closure earlier in 2023. The purchased shares represented just under 4.0% of the Company's total voting shares prior to the purchase, and over 2.6% of the Company's total common equity. The Company purchased the shares at a price of $7.2760 per share (adjusted for the

1-for-8 reverse stock split effective November 1, 2023), which represented the 20-day volume weighted average price for the Class A shares over the period ended October 24, 2023. The purchase was financed from cash on hand and the shares were retired.

The Company is currently regulated by the Board of Governors of the Federal Reserve System (the ''FRB''). The Bank is currently regulated by the Office of the Comptroller of the Currency (the ''OCC'') and the Federal Deposit Insurance Corporation (the ''FDIC''). The Bank's deposits are insured up to applicable limits by the FDIC. The Bank is also a member of the Federal Home Loan Bank of Atlanta (the ''FHLB''). See ''Regulation'' for further descriptions of the regulatory systems to which the Company and the Bank are subject.

Available Information

Our internet website address is www.cityfirstbank.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available on our website as soon as reasonably practicable after we file such material with, or furnish such material to, the Securities and Exchange Commission (the ''SEC'') and can be obtained free of charge by sending a written request to Broadway Financial Corporation, 4601 Wilshire Boulevard, Suite 150, Los Angeles, California 90010 Attention: Audrey Phillips. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information filed electronically by us with the SEC.

Business Overview

The Company is headquartered in Los Angeles, California and our principal business is the operation of our wholly-owned subsidiary, City First, which has three offices: two in California (in Los Angeles and the nearby city of Inglewood) and one in Washington, D.C. City First's principal business consists of attracting deposits from the general public in the areas surrounding our branch offices, loan customers, large non-profit entities, local municipalities, and depositors who believe in the Bank's mission-driven focus. These deposits, together with funds generated from operations and borrowings, primarily in loans secured by residential properties with five or more units (''multi-family'') and commercial real estate. Our assets also include loans secured by commercial business assets as well as residential properties with one-to-four units (''single-family''). In addition, we invest in securities issued by federal government agencies, residential mortgage-backed securities and other investments.

Our revenue is derived primarily from interest income on loans and investments. Our principal costs are interest expenses that we incur on deposits and borrowings, together with general and administrative expenses. Our earnings are significantly affected by general economic and competitive conditions, particularly monetary trends, and conditions, including changes in market interest rates and the differences in market interest rates for the interest-bearing deposits and borrowings that are our principal funding sources and the interest yielding assets in which we invest, as well as government policies and actions of regulatory authorities.

Lending Activities

General

Our loan portfolio is comprised primarily of mortgage loans which are secured by multi-family residential properties, single-family residential properties and commercial real estate, including charter schools, community facilities, and churches. The remainder of the loan portfolio consists of commercial business loans, loans guaranteed by the Small Business Administration (the ''SBA'') and construction-to-permanent loans. At December 31, 2023, our net loan portfolio totaled $880.5 million, or 64.0% of total assets.

We emphasize the origination of adjustable-rate loans, most of which are hybrid loans (loans having an initial fixed rate period which are initially 5 years, followed by an adjustable rate period), for our portfolio of loans held for investment. We originate these loans in order to maintain a high percentage of loans that have provisions for periodic repricing, thereby reducing our exposure to interest rate risk. At December 31, 2023, more than 82% of our loans had adjustable rate features. However, most of our adjustable rate loans behave like fixed rate loans for periods of time because the loans may still be in their initial fixed-rate period or may be subject to interest rate floors.

The types of loans that we originate are subject to federal laws and regulations. The interest rates that we charge on loans are affected by the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, including the FRB, and legislative tax policies. See ''Regulation'' for more information on the government regulations to which we are subject.

The following table details the composition of our portfolio of loans held for investment by type, dollar amount and percentage of loan portfolio at the dates indicated:

	December 31,									
	2023		2022		2021		2020		2019	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousands)									
Single-family	$ 24,702	2.79%	$ 30,038	3.89%	$ 45,372	6.96%	$ 48,217	13.32%	$ 72,883	18.23%
Multi-family	561,447	63.33%	502,141	65.08%	393,704	60.36%	272,387	75.24%	287,378	71.90%
Commercial real estate	119,436	13.47%	114,574	14.85%	93,193	14.29%	24,289	6.71%	14,728	3.68%
Church	12,717	1.43%	15,780	2.04%	22,503	3.45%	16,658	4.60%	21,301	5.33%
Construction	89,887	10.14%	40,703	5.27%	32,072	4.92%	429	0.11%	3,128	0.78%
Commercial	63,450	7.16%	64,841	8.40%	46,539	7.13%	57	0.02%	262	0.07%
SBA Loans	14,954	1.68%	3,601	0.47%	2.89	2.89%	—	—%	—	—%
Consumer	13	—%	11	—%	—	—%	7	—%	21	0.01%
Gross loans	886,606	100.00%	771,689	100.00%	652,220	100.00%	362,044	100.00%	399,701	100.00%
Plus:										
Premiums on loans purchased	32		35		58		88		171	
Deferred loan costs, net	1,940		1,723		1,471		1,218		1,211	
Less:										
Credit and interest marks on purchased loans, net	772		1,010		1,842		—		—	
Unamortized discounts	1		3		3		6		54	
Allowance for credit/loan losses	7,348		4,388		3,391		3,215		3,182	
Total loans held for investment	$880,457		$768,046		$648,513		$360,129		$397,847	

The following table presents loan categories by maturity for the period indicated. Actual repayments historically have, and will likely in the future, differ significantly from contractual maturities because individual borrowers generally have the right to prepay loans, with or without prepayment penalties.

	December 31, 2023				
	One Year or Less	More Than One Year to Five Years	More Than Five Years to 15 Years	More Than 15 Years	Total
	(Dollars in thousands)				
Loans receivable held for investment:					
Single-family	$ 3,342	$ 8,623	$ 2,778	$ 9,959	$ 24,702
Multi-family	15,216	12,829	8,253	525,149	561,447
Commercial real estate	8,107	66,331	35,608	9,390	119,436
Church	4,113	3,934	4,670	—	12,717
Construction	26,299	37,082	26,506	—	89,887
Commercial - other	27,703	26,659	6,707	2,381	63,450
SBA loans	16	3,020	109	11,809	14,954
Consumer	13	—	—	—	13
	$84,809	$158,478	$84,631	$558,688	$886,606

	December 31, 2023				
	One Year or Less	More Than One Year to Five Years	More Than Five Years to 15 Years	More Than 15 Years	Total
	(Dollars in thousands)				
Loans maturities after one year with:					
Fixed rates					
Single-family		$ 8,137	$ 1,686	$ 6,085	$ 15,908
Multi-family		8,831	4,223	—	13,054
Commercial real estate		59,736	22,864	—	82,600
Church		2,441	—	—	2,441
Construction		10,458	22,573	—	33,031
Commercial - other		11,659	5,643	180	17,482
SBA loans		2,453	—	—	2,453
Consumer		—	—	—	—
		$103,715	$56,989	$ 6,265	$166,969
Variable rates					
Single-family		$ 486	$ 1,092	$ 3,874	$ 5,452
Multi-family		3,998	4,030	525,149	533,177
Commercial real estate		6,595	12,744	9,390	28,729
Church		1,493	4,670	—	6,163
Construction		26,624	3,933	—	30,557
Commercial - other		15,000	1,064	2,201	18,265
SBA loans		567	109	11,809	12,485
Consumer		—	—	—	—
		$ 54,763	$27,642	$552,423	$634,828
Total		$158,478	$84,631	$558,688	$801,797

Multi-Family and Commercial Real Estate Lending

Our primary lending emphasis has been on the origination of loans for multi-family with five or more units. These multi-family loans amounted to $561.4 million and $502.1 million at December 31, 2023 and 2022, respectively. Multi-family loans represented 63.33% of our gross loan portfolio at December 31, 2023 compared to 65.08% of our gross loan portfolio at December 31, 2022. Most of our multi-family loans amortize over 30 years. As of December 31, 2023, our single largest multi-family credit had an outstanding balance of $11.6 million, was current, and was collateralized by a 53-unit apartment complex in Downey, California. At December 31, 2023, the average balance of a loan in our multi-family portfolio was $1.3 million.

Our commercial real estate loans amounted to $119.4 million and $114.6 million at December 31, 2023 and 2022, respectively. Commercial real estate loans represented 13.47% and 14.85% of our gross loan portfolios at December 31, 2023 and 2022, respectively. Most commercial real estate loans are originated with principal repayments on a 25- to 30-year amortization schedule but are due in 5 years or 10 years. As of December 31, 2023, our single largest commercial real estate credit had an outstanding principal balance of $10.6 million, was current, and was collateralized by a charter school located in Washington, D.C. At December 31, 2023, the average balance of a loan in our commercial real estate portfolio was $2.0 million.

The interest rates on multi-family and commercial adjustable-rate mortgage loans (''ARM Loans'') are based on the Secured Overnight Financing Rate (''SOFR''). The interest rates on commercial real estate loans are based on a variety of indices, including two-year Treasury, five-year Treasury, seven-year Treasury and ten-year Treasury and the 5-year FHLB (Federal Home Loan Bank of Atlanta).

All loans previously indexed to LIBOR were converted to SOFR as of December 31, 2022. We currently offer adjustable rate loans with interest rates that adjust either semi-annually or semi-annually upon expiration of an initial three- or five-year fixed rate period. Borrowers are required to make monthly payments under the terms of such loans.

Loans secured by multi-family and commercial properties are granted based on the income producing potential of the property and the financial strength of the borrower. The primary factors considered include, among other things, the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to required principal and interest payments, or debt service), and the ratio of the loan amount to the lower of the purchase price or the appraised value of the collateral.

We seek to mitigate the risks associated with multi-family and commercial real estate loans by applying appropriate underwriting requirements, which include limitations on loan-to-value ratios and debt service coverage ratios. Under our underwriting policies, loan-to-value ratios on our multi-family and commercial real estate loans usually do not exceed 75% of the lower of the purchase price or the appraised value of the underlying property. We also generally require minimum debt service coverage ratios of 120% for multi-family loans and commercial real estate loans. Properties securing multi-family and commercial real estate loans are appraised by management-approved independent appraisers. Title insurance is required on all loans.

Multi-family and commercial real estate loans are generally viewed as exposing the lender to a greater risk of loss than single-family residential loans and typically involve higher loan principal amounts than loans secured by single-family residential real estate. Because payments on loans secured by multi-family and commercial real properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or general economy. Adverse economic conditions in our primary lending market area could result in reduced cash flows on multi-family and commercial real estate loans, vacancies and reduced rental rates on such properties. We seek to reduce these risks by originating such loans on a selective basis and generally restrict such loans to our general market area. In 2008, Broadway Federal ceased out-of-state lending for all types of loans. As a result of the Merger, in 2021 we resumed out-of-state lending on a selective basis; however, we currently do not have any loans outstanding that are outside of our market area, which consists of Southern California and the Washington, D.C. area (including parts of Maryland and Virginia).

Certain multi-family loans have adjustable-rate features based on SOFR but are fixed for the first five years. Depending on interest rate trends, some multi-family loans may pay-off during the first five years, while others continue into the adjustable rate phase. The interest rates on loans that continue into the adjustable rate phase are adjusted semi-annually subject to interest rate caps.

Our church loans totaled $12.7 million and $15.8 million at December 31, 2023 and 2022, respectively, which represented 1.43% and 2.04% of our gross loan portfolio at December 31, 2023 and 2022, respectively. Broadway Federal ceased originating church loans in 2010 in Southern California; however, City First originates loans to churches in the Washington, D.C. area as part of its community development mission. As of December 31, 2023, our single largest church loan had an outstanding balance of $2.2 million, was current, and was collateralized by a church building and parcel of land in Baltimore, Maryland. At December 31, 2023, the average balance of a loan in our church loan portfolio was $636 thousand.

Single-Family Mortgage Lending

While we have historically been primarily a multi-family and commercial real estate lender, we also have purchased or originated loans secured by single-family residential properties, including investor-owned properties, with maturities of up to 30 years. Single-family loans totaled $24.7 million and $30.0 million at December 31, 2023 and 2022, respectively. Of the single-family residential mortgage loans outstanding at December 31, 2023, more than 23% had adjustable rate features. We did not purchase any single-family loans during 2023 and 2022. Of the $24.7 million of single-family loans at December 31, 2023, $17.7 million are secured by investor-owned properties.

The interest rates for our single-family ARM Loans are indexed to COFI, SOFR, 12-MTA and 1-Yr. CMT. All loans previously indexed to LIBOR were converted to SOFR as of December 31, 2022. We currently offer loans with interest rates that adjust either semi-annually or semi-annually upon expiration of an initial three- or five-year fixed rate period. Borrowers are required to make monthly payments under the terms of such loans. Most of our single-family adjustable rate loans behave like fixed rate loans because the loans are still in their initial fixed rate period or are subject to interest rate floors.

We qualify our ARM Loan borrowers based upon the fully indexed interest rate (SOFR or other index plus an applicable margin) provided by the terms of the loan. However, we may discount the initial rate paid by the borrower to adjust for market and other competitive factors. The ARM Loans that we offer have a lifetime adjustment limit that is set at the time that the loan is approved. In addition, because of interest rate caps and floors, market rates may exceed or go below the respective maximum or minimum rates payable on our ARM Loans.

The mortgage loans that we originate generally include due-on-sale clauses, which provide us with the contractual right to declare the loan immediately due and payable if the borrower transfers ownership of the property.

Construction Lending

Construction loans totaled $89.9 million and $40.7 million at December 31, 2023 and 2022, respectively, and represented 10.14% and 5.27% of our gross loan portfolio at December 31, 2023 and 2022. We provide loans for the construction of quality, affordable single-family, multi-family and commercial real estate projects and for land development. We generally make construction and land loans at variable interest rates based upon the applicable Treasury Index plus a margin. Generally, we require a loan-to-value ratio not exceeding 75% and a loan-to-cost ratio not exceeding 85% on construction loans.

Construction loans involve risks that are different from those for completed project lending because we advance loan funds based upon the security and estimated value at completion of the project under construction. If the borrower defaults on the loan, we may have to advance additional funds to finance the project's completion before the project can be sold. Moreover, construction projects are affected by uncertainties inherent in estimating construction costs, potential delays in construction schedules due to supply chain or other issues, market demand and the accuracy of estimates of the value of the completed project considered in the loan approval process. In addition, construction projects can be risky as they transition to completion and lease-up. Tenants who may have been interested in leasing a unit or apartment may not be able to afford the space when the building is completed, or may fail to lease the space for other reasons such as more attractive terms offered by competing lessors, making it difficult for the building to generate enough cash flow for the owner to obtain permanent financing. We specialize in the origination of construction loans for affordable housing developments where rents are subsidized by housing authority agencies. During 2023, we originated $40.0 million of construction loans, compared to $29.6 million of construction loan originations during 2022.

Commercial Lending

Our commercial lending portfolio consists of loans and lending activities to businesses in our market area that are secured by business assets including inventory, receivables, machinery, and equipment. As of December 31, 2023 and 2022, non-real estate commercial loans totaled $63.5 million and $64.8 million, respectively. Commercial loans represented 7.16% of our loan portfolio as of December 31, 2023. For the year ended December 31, 2023, we originated $43.3 million of commercial loans. As of December 31, 2023, our single largest commercial loan had an outstanding balance of $15.0 million. At December 31, 2023, the average balance of a loan in our non-real estate commercial loan portfolio was $2.0 million.

The risks related to commercial loans differ from loans secured by real estate and relate to the ability of borrowers to successfully operate their businesses and the difference between expected and actual cash flows of the borrowers. In addition, the recoverability of our investment in these loans is also dependent on other factors primarily dictated by the type of collateral securing these loans. The fair value of the collateral securing these loans may fluctuate as market conditions change. In the case of loans secured by accounts receivable, the recovery of our investment is dependent upon the borrower's ability to collect amounts due from customers.

SBA Guaranteed Loans

City First is an approved SBA lender. We originate loans in Washington, D.C, Maryland, and Virginia under the SBA's 7(a), SBA Express, International Trade and 504(a) loan programs, in conformity with SBA underwriting and documentation standards. SBA loans are similar to commercial business loans but have additional credit enhancement provided by the U.S. Federal Government with guarantees between 50-85%. Certain loans classified as SBA are secured by commercial real estate property. All other SBA loans are secured by business assets. As of December 31, 2023 and 2022, SBA loans totaled $15.0 million and $3.6 million, respectively. Our December 31, 2023 SBA loans included $2.5 million of loans issued under the Paycheck Protection Program (''PPP'') loans. PPP loans have terms of two to five years and earn interest at 1%. PPP loans are fully guaranteed by the SBA and have virtually no risk of loss. The Bank expects the vast majority of the PPP loans to be fully forgiven by the SBA. SBA loans totaled 1.68% of our total loan portfolio as of December 31, 2023.

Loan Originations, Purchases and Sales

The following table summarizes loan originations, purchases, sales, and principal repayments for the periods indicated:

	2023	2022	2021
		(In thousands)	
Gross loans:[1]			
Beginning balance	$771,689	$652,220	$362,044
Loans acquired in the Merger	—	—	225,885
Loans originated:			
Multi-family	78,873	141,625	167,097
Commercial real estate	28,282	75,302	43,567
PPP Loans	—	—	26,497
Construction	39,950	29,628	24,884
Commercial	15,000	26,877	4,942
Total loans originated	162,105	273,432	266,987
Less:			
Principal repayments	47,188	153,963	202,696
Sales of loans	—	—	—
Ending balance	$886,606	$771,689	$652,220

(1) Amount is before deferred origination costs, purchase premiums and discounts, and the allowance for credit losses.

Loan originations are derived from various sources including our loan personnel, local mortgage brokers, and referrals from customers. More than 85% of multi-family loan originations during 2023, 2022 and 2021 were sourced from wholesale loan brokers. All commercial real estate loans, construction loans, commercial loans and SBA loans were derived from our loan personnel, except that we partner with a third-party certified development company to originate and underwrite certain SBA 504 loans. No single-family or consumer loans were originated during the last three years. For all loans that we originate, upon receipt of a loan application from a prospective borrower, a credit report is ordered, and certain other information is verified by an independent credit agency. If necessary, additional financial information is requested. An appraisal of the real estate intended to secure the proposed loan is required to be performed by an independent licensed or certified appraiser designated and approved by us. The Bank's Board of Directors (the ''Board'') annually reviews our appraisal policy. Management reviews annually the qualifications and performance of independent appraisers that we use.

It is our policy to obtain title insurance on collateral for all real estate loans. Borrowers must also obtain hazard insurance naming the Bank as a loss payee prior to loan closing. If the original loan amount exceeds 80% on a sale or refinance of a first trust deed loan, we may require private mortgage insurance and the borrower is required to make payments to a mortgage impound account from which we make disbursements to pay private mortgage insurance premiums, property taxes and hazard and flood insurance as required.

Each loan requires at least two signatures for approval. The Board has authorized loan approval limits for various management team members up to $7 million per individual, and up to $12 million for the Chief Executive. Loans in excess of $7 million require review and approval by members of the Board's Loan Committee. In addition, it is our practice that all loans approved be reported to the Loan Committee no later than the month following their approval and be ratified by the Board.

From time to time, we purchase loans originated by other institutions based upon our investment needs and market opportunities. The determination to purchase specific loans or pools of loans is subject to our underwriting policies, which consider, among other factors, the financial condition of the borrowers, the location of the underlying collateral properties and the appraised value of the collateral properties. We did not purchase any loans during the years ended December 31, 2023, 2022 or 2021.

During 2023 and 2022, we did not originate or sell any loans that were classified as held for sale.

Asset Quality

General

The underlying credit quality of our loan portfolio is dependent primarily on each borrower's ability to continue to make required loan payments and, in the event a borrower is unable to continue to do so, the value of the collateral securing the loan, if any. A borrower's ability to pay, in the case of single-family residential loans and consumer loans, typically is dependent primarily on employment and other sources of income. Multi-family and commercial real estate loan borrowers' ability to pay is typically dependent on the cash flow generated by the property, which in turn is impacted by general economic conditions. Commercial business and SBA loan borrowers' ability to pay is typically dependent on the successful operation of their businesses or their ability to collect amounts due from their customers. Other factors, such as unanticipated expenditures or changes in the financial markets, may also impact a borrower's ability to make loan payments. Collateral values, particularly real estate values, are also impacted by a variety of factors, including general economic conditions, demographics, property maintenance and collection or foreclosure delays.

Delinquencies

We perform a weekly review of all delinquent loans and a monthly loan delinquency report is made to the Internal Asset Review Committee of the Board of Directors. When a borrower fails to make a required payment on a loan, we take several steps to induce the borrower to cure the delinquency and restore the loan to current status. The procedures we follow with respect to delinquencies vary depending on the type of loan, the type of property securing the loan, and the period of delinquency. In the case of residential mortgage loans, we generally send the borrower a written notice of non-payment promptly after the loan becomes past due. In the event payment is not received promptly thereafter, additional letters are sent, and telephone calls are made. If the loan is still not brought current and it becomes necessary for us to take legal action, we generally commence foreclosure proceedings on all real property securing the loan. In the case of commercial real estate loans, we generally contact the borrower by telephone and send a written notice of intent to foreclose upon expiration of the applicable grace period. Decisions not to commence foreclosure upon expiration of the notice of intent to foreclose for commercial real estate loans are made on a case-by-case basis. We may consider loan workout arrangements with commercial real estate borrowers in certain circumstances.

The following table shows our loan delinquencies by type and amount at the dates indicated:

	December 31, 2023				December 31, 2022				December 31, 2021			
	Loans delinquent				Loans delinquent				Loans delinquent			
	60-89 Days		90 days or more		60-89 Days		90 days or more		60-89 Days		90 days or more	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)											
Commercial real estate	—	$ —	—	$—	—	$—	—	$—	1	$2,423	—	$—
Multi-family	1	401	—	—	—	—	—	—	—	—	—	—
Total	1	$ 401	—	$—	—	$—	—	$—	1	$2,423	—	$—
% of Gross Loans		0.05%		—%		—%		—%		0.37%		—%

Non-Performing Assets

Non-performing assets ("NPAs") include non-accrual loans and real estate owned through foreclosure or deed in lieu of foreclosure ("REO"). We had no NPAs at December 31, 2023 compared to $144 thousand, or 0.01% of total assets, at December 31, 2022.

Non-accrual loans consist of delinquent loans that are 90 days or more past due and other loans, including loans modified in response to a borrower's financial difficulty, that do not qualify for accrual status. The $144 thousand decrease in non-accrual loans during the year ended December 31, 2023 was the result of the payoff of one non-accrual loan.

The following table provides information regarding our non-performing assets at the dates indicated:

	December 31,				
	2023	2022	2021	2020	2019
	(Dollars in thousands)				
Non-accrual loans:					
Single-family	$—	$ —	$ —	$ 1	$ 18
Church	—	144	684	786	406
Total non-accrual loans	—	144	684	787	424
Loans delinquent 90 days or more and still accruing	—	—	—	—	—
Real estate owned acquired through foreclosure	—	—	—	—	—
Total non-performing assets	$—	$ 144	$ 684	$ 787	$ 424
Non-accrual loans as a percentage of gross loans, including loans receivable held for sale	—%	0.02%	0.10%	0.22%	0.11%
Non-performing assets as a percentage of total assets	—%	0.01%	0.06%	0.16%	0.10%

There were no accrual loans that were contractually past due by 90 days or more at December 31, 2023 or 2022. We had no commitments to lend additional funds to borrowers whose loans were on non-accrual status at December 31, 2023.

We discontinue accruing interest on loans when the loans become 90 days delinquent as to their payment due date (three missed payments). In addition, we reverse all previously accrued and uncollected interest for those loans through a charge to interest income. While loans are in non-accrual status, interest received on such loans is credited to principal, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Classification of Assets

Federal regulations and our internal policies require that we utilize an asset classification system as a means of monitoring and reporting problem and potential problem assets. We have incorporated asset classifications as a part of our credit monitoring system and thus classify potential problem assets as "Watch" and "Special Mention," and problem assets as "Substandard," "Doubtful" or "Loss." An asset is considered "Watch" if the loan is current but temporarily presents higher than average risk and warrants greater than routine attention and monitoring. An asset is considered "Special Mention" if the loan is current but there are some potential weaknesses that deserve management's close attention. An asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "Doubtful" have all the weaknesses inherent in those classified "Substandard" with the added characteristic that the weaknesses make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "Loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but that are considered to possess some weaknesses, are designated "Special Mention." Our Internal Asset Review Department reviews and classifies our assets and independently reports the results of its reviews to the Internal Asset Review Committee of our Board of Directors monthly.

The following table provides information regarding our criticized loans (Watch and Special Mention) and classified assets (Substandard) at the dates indicated:

	December 31, 2023	December 31, 2022
	(Dollars in thousands)	
Watch loans	$124,208	$65,717
Special mention loans	5,841	16,590
Total criticized loans	130,049	82,307
Substandard loans	21,684	5,750
Total classified assets	21,684	5,750
Total	$151,733	$88,057

Criticized assets increased to $130.0 million at December 31, 2023, from $82.3 million at December 31, 2022. City First has historically classified all newly originated construction loans as Watch loans until a history of loan performance can be established or until the construction project is complete, which is the main driver for the increase in total criticized loans of $47.7 million during 2023. In addition, certain loans were downgraded as part of the internal review process, which also caused the increase in substandard loans of $15.9 million.

Allowance for Credit Losses

In originating loans, we recognize that losses may be experienced on loans and that the risk of loss may vary as a result of many factors, including the type of loan being made, the creditworthiness of the borrower, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan. Effective January 1, 2023, the Company accounts for the ACL on loans in accordance with ASC 326. ASC 326 requires the Company to recognize estimates for lifetime losses on loans and off-balance sheet loan commitments at the time of origination or acquisition. The recognition of losses at origination or acquisition represents the Company's best estimate of the lifetime expected credit loss associated with a loan, given the facts and circumstances associated with the particular loan, and involves the use of significant management judgment and estimates, which are subject to change based on management's on-going assessment of the credit quality of the loan portfolio and changes in economic forecasts used in the model. The Company uses the weighted-average remaining maturity ("WARM") method when determining estimates for the ACL for each of its portfolio segments. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

The Company's ACL model also includes adjustments for qualitative factors, where appropriate. Qualitative adjustments may include, but are not limited to, factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses. These qualitative factors incorporate the concept of reasonable and supportable forecasts, as required by ASC 326.

The Company has a credit portfolio review process designed to detect problem loans. Problem loans are typically those of a substandard or worse internal risk grade, and may consist of loans on nonaccrual status, loans that have recently been modified in response to a borrower's deteriorating financial condition, loans where the likelihood of foreclosure on underlying collateral has increased, collateral dependent loans, and other loans where concern or doubt over the ultimate collectability of all contractual amounts due has become elevated. Such loans may, in the opinion of management, be deemed to no longer possess risk characteristics similar to other loans in the loan portfolio, because the specific attributes and risks associated with the loan have likely become unique as the credit quality of the loan deteriorates. As such, these loans may require individual evaluation to determine an appropriate ACL for the loan. When a loan is individually evaluated, the Company typically measures the expected credit loss for the loan based on a discounted cash flow approach, unless the loan has been deemed collateral dependent. Collateral dependent loans are loans where the repayment of the loan is expected to come from the operation of and/or eventual liquidation of the underlying collateral. The ACL for collateral dependent loans is determined using estimates of the fair value of the underlying collateral, less estimated selling costs.

The estimation of the appropriate level of the ACL requires significant judgment by management. Although management uses the best information available to make these estimates, future adjustments to the ACL may be necessary due to economic, operating, regulatory, and other conditions that may extend beyond the Company's control. Changes in management's estimates of forecasted net losses could materially change the level of the ACL. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL and credit review process. Such agencies may require the Company to recognize additions to the ACL based on judgments different from those of management.

The Company has segmented the loan portfolio according to loans that share similar attributes and risk characteristics. Each segment possesses varying degrees of risk based on, among other things, the type of loan, the type of collateral, and the sensitivity of the borrower or industry to changes in external factors such as economic conditions. The Company determines the ACL for loans based on this more detailed loan segmentation and classification. These segments, and the risks associated with each segment, are as follows:

Real Estate: Single-Family – Subject to adverse employment conditions in the local economy leading to increased default rate, decreased market values from oversupply in a geographic area and incremental rate increases on adjustable-rate mortgages which may impact the ability of borrowers to maintain payments.

Real Estate: Multi-Family – Subject to adverse various market conditions that cause a decrease in market value or lease rates, changes in personal funding sources for tenants, oversupply of units in a specific region, population shifts and reputational risks.

Real Estate: Commercial Real Estate – Subject to adverse conditions in the local economy which may lead to reduced cash flows due to vacancies and reduced rental rates, and decreases in the value of underlying collateral.

Real Estate: Church – Subject to adverse economic and employment conditions, which may lead to reduced cash flows from members' donations and offerings, and the stability, quality, and popularity of church leadership.

Real Estate: Construction – Subject to adverse conditions in the local economy, which may lead to reduced demand for new commercial, multi-family, or single-family buildings or reduced lease or sale opportunities once the building is complete.

Commercial and SBA Loans – Subject to industry and economic conditions including decreases in product demand.

Consumer – Subject to adverse employment conditions in the local economy, which may lead to higher default rates.

We determined that an ACL of $7.3 million, or 0.84% of net loans held for investment, was appropriate at December 31, 2023, compared to the allowance for loan and lease losses "ALLL") of $4.4 million, or 0.57% of loans held for investment at December 31, 2022.

Prior to the Company's adoption of ASC 326 on January 1, 2023, the Company maintained an ALLL in accordance with ASC 310 and ASC 450 that covered estimated credit losses on individually evaluated loans that were determined to be impaired, as well as estimated probable incurred losses inherent in the remainder of the loan portfolio.

Beginning on January 1, 2023, the Company evaluates loans collectively for purposes of determining the ACL in accordance with ASC 326. Collective evaluation is based on aggregating loans deemed to possess similar risk characteristics. In certain instances, the Company may identify loans that it believes no longer possess risk characteristics similar to other loans in the loan portfolio. These loans are typically identified from those that have exhibited deterioration in credit quality, since the specific attributes and risks associated with such loans tend to become unique as the credit deteriorates. Such loans are typically nonperforming, downgraded to substandard or worse, and/or are deemed collateral dependent, where the ultimate repayment of the loan is expected to come from the operation of or eventual sale of the collateral. Loans that are deemed by management to no longer possess risk characteristics similar to other loans in the portfolio, or that have been identified as collateral dependent, are evaluated individually for purposes of determining an appropriate lifetime ACL. The Company uses a discounted cash flow approach, using the loan's effective interest rate, for determining the ACL on individually evaluated loans, unless the loan is deemed collateral dependent, which requires evaluation based on the estimated fair value of the underlying collateral, less estimated selling costs. The Company may increase or decrease the ACL for collateral dependent loans based on changes in the estimated fair value of the collateral.

Prior to the adoption of ASC 326 on January 1, 2023, the Company classified loans as impaired when, based on current information and events, it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the loan agreement or it was determined that the likelihood of the Company receiving all scheduled payments, including interest, when due was remote. Credit losses on impaired loans were determined separately based on the guidance in ASC 310. Beginning January 1, 2023, the Company accounts for credit losses on all loans in accordance with ASC 326, which eliminates the concept of an impaired loan within the context of determining credit losses, and requires all loans to be evaluated for credit losses collectively based on similar risk characteristics. Loans are only evaluated individually when they are deemed to no longer possess similar risk characteristics with other loans in the loan portfolio. At December 31, 2022, impaired loans totaled $1.7 million and had an aggregate specific allowance allocation of $7 thousand.

A federally chartered bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OCC. The OCC, in conjunction with the other federal banking agencies, provides guidance for financial institutions on the responsibilities of management for the assessment and establishment of adequate valuation allowances, as well as guidance for banking agency examiners to use in determining the adequacy of valuation allowances. It is required that all institutions have effective systems and controls to identify, monitor and address asset quality problems, analyze all significant factors that affect the collectability of the portfolio in a reasonable manner and establish acceptable allowance evaluation processes that meet the objectives of the guidelines issued by federal regulatory agencies. While we believe that the ACL has been established and maintained at adequate levels, future adjustments may be necessary if economic or other conditions differ materially from the conditions on which we based our estimates at December 31, 2023. In addition, there can be no assurance that the OCC or other regulators, as a result of reviewing our loan portfolio and/or allowance, will not require us to materially increase our ACL, thereby affecting our financial condition and earnings.

The following table details our allocation of the ACL/ALLL to the various categories of loans held for investment and the percentage of loans in each category to total loans at the dates indicated:

	December 31,									
	2023		2022		2021		2020		2019	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in thousands)									
Single-family	$ 260	2.79%	$ 109	3.89%	$ 145	6.96%	$ 296	13.32%	$ 312	18.23%
Multi-family	4,413	63.33%	3,273	65.08%	2,657	60.36%	2,433	75.24%	2,319	71.90%
Commercial real estate	1,094	13.47%	449	14.85%	236	14.29%	222	6.71%	133	3.68%
Church	72	1.43%	65	2.04%	103	3.45%	237	4.60%	362	5.33%
Construction	932	10.14%	313	5.27%	212	4.92%	22	0.11%	48	0.78%
Commercial	529	7.16%	175	8.87%	23	10.02%	4	0.02%	7	0.07%
SBA loans	48	1.68%	—	—%	—	—%	—	—%	—	—%
Consumer	—	—%	4	—%	15	—%	1	—%	1	0.01%
Total allowance for credit losses	$7,348	100.00%	$4,388	100.00%	$3,391	100.00%	$3,215	100.00%	$3,182	100.00%

The following table shows the activity in our ACL/ALLL related to our loans held for investment for the years indicated:

	2023	2022	2021	2020	2019
	(Dollars in thousands)				
Allowance balance at beginning of year	$4,388	$ 3,391	$ 3,215	$ 3,182	$ 2,929
Charge-offs:					
Single-family	—	—	—	—	—
Multi-family	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Church	—	—	—	—	—
Construction	—	—	—	—	—
Commercial	—	—	—	—	—
SBA Loans	—	—	—	—	—
Consumer	—	—	—	—	—
Total charge-offs	—	—	—	—	—
Recoveries:					
Single-family	—	—	—	4	—
Multi-family	109	—	—	—	—
Commercial real estate	107	—	—	—	—
Church	—	—	—	—	260
Construction	—	—	—	—	—
Commercial	—	—	—	—	—
SBA Loans	—	—	—	—	—
Consumer	—	—	—	—	—
Total recoveries	216	—	—	4	260
Impact of CECL adoption	1,809	—	—	—	—
Loan loss provision (recapture)	935	997	176	29	(7)
Allowance balance at end of year	$7,348	$ 4,388	$ 3,391	$ 3,215	$ 3,182
Net charge-offs (recoveries) to average loans, excluding loans receivable held for sale	—%	—%	—%	—%	(0.07%)
ACL/ALLL as a percentage of gross loans, excluding loans receivable held for sale[1]	0.83%	0.57%	0.52%	0.88%	0.79%
ACL/ALLL as a percentage of total non-accrual loans	—%	3,047.22%	495.76%	408.51%	750.47%
ACL/ALLL as a percentage of total non-performing assets	—%	3,047.22%	495.76%	408.51%	750.47%

(1) The ACL/ALLL as of December 31, 2023 and 2022 does not include any ACL/ALLL for the remaining balance of loans acquired in the City First Merger, which totaled $126.8 million and $146.3 million, respectively.

Investment Activities

The main objectives of our investment strategy are to provide a source of liquidity for deposit outflows, repayment of our borrowings and funding loan commitments, and to generate a favorable return on investments without incurring undue interest rate or credit risk. Subject to various restrictions, our investment policy generally permits investments in money market instruments such as federal funds sold, certificates of deposit of insured banks and savings institutions, direct obligations of the U.S. Treasury, securities issued by federal and other government agencies and mortgage-backed securities, mutual funds, municipal obligations, corporate bonds, and marketable equity securities. Mortgage-backed securities consist principally of securities issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association which are backed by 30-year amortizing hybrid ARM Loans, structured with fixed interest rates for periods of three to seven years, after which time the loans convert to one-year or six-month adjustable rate mortgage loans. At December 31, 2023, our securities portfolio, consisting primarily of federal agency debt, mortgage-backed securities, bonds issued by the United States Treasury and the SBA, and municipal bonds, totaled $317.0 million, or 23.0% of total assets.

We classify investments as held-to-maturity or available-for-sale at the date of purchase based on our assessment of our internal liquidity requirements. Securities purchased to meet investment-related objectives such as liquidity management or mitigating interest rate risk and which may be sold as necessary to implement management strategies, are designated as available-for-sale at the time of purchase. Securities in the held-to-maturity category consist of securities purchased for long-term investment in order to enhance our ongoing stream of net interest income. Securities deemed held-to-maturity are classified as such because we have both the intent and ability to hold these securities to maturity. Held-to-maturity securities are reported at cost, adjusted for amortization of premium and accretion of discount. Available-for-sale securities are reported at fair value. We currently have no securities classified as held-to-maturity securities.

The Company's assessment of available-for-sale investment securities as of December 31, 2023, indicated that an ACL was not required. The Company analyzed available-for-sale investment securities that were in an unrealized loss position and determined the decline in fair value for those securities was not related to credit, but rather related to changes in interest rates and general market conditions. As such, no ACL was recorded for available-for-sale securities as of December 31, 2023.

The following table sets forth the amortized cost and fair value of available-for-sale securities by type as of the dates indicated. At December 31, 2023, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

	At December 31,					
	2023		2022		2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Federal agency mortgage-backed securities	$ 76,091	$ 66,778	$ 84,955	$ 74,169	$ 70,078	$ 70,030
Federal agency collateralized mortgage obligations ("CMO")	24,720	23,339	27,776	26,100	9,391	9,287
Federal agency debt	50,893	47,836	55,687	51,425	38,152	37,988
Municipal bonds	4,833	4,373	4,866	4,197	4,898	4,915
U.S. Treasuries	167,055	163,880	165,997	160,589	18,169	17,951
SBA pools	12,386	10,744	14,048	12,269	16,241	16,225
Total	$335,978	$316,950	$353,329	$328,749	$156,929	$156,396

The table below presents the carrying amount, weighted average yields and contractual maturities of our securities as of December 31, 2023. The table reflects stated final maturities and does not reflect scheduled principal payments or expected payoffs.

	At December 31, 2023									
	One year or less		More than one year to five years		More than five years to ten years		More than ten years		Total	
	Fair Value	Weighted average yield	Fair Value	Weighted average yield	Fair Value	Weighted average yield	Fair Value	Weighted average yield	Fair Value	Weighted average yield
	(Dollars in thousands)									
Available-for-sale:										
Federal agency mortgage-backed securities	$ 4,946	2.84%	$ 1,115	1.57%	$ 9,934	1.50%	$50,783	2.54%	$ 66,778	2.39%
Federal agency CMO	—	—%	564	0.89%	10,574	4.47%	12,201	3.32%	23,339	3.78%
Federal agency debt	8,815	2.82%	34,321	1.83%	4,700	4.47%	—	—%	47,836	2.27%
Municipal bonds	—	—%	2,850	1.60%	—	—%	1,523	1.73%	4,373	1.65%
U.S. Treasuries	88,501	2.94%	75,379	2.59%	—	—%	—	—%	163,880	2.78%
SBA pools	—	—%	70	6.91%	2,070	2.73%	8,604	2.75%	10,744	2.78%
Total	$102,262	2.92%	$114,299	2.32%	$27,278	3.26%	$73,111	2.68%	$316,950	2.68%

Sources of Funds

General

Deposits are our primary source of funds for supporting our lending and other investment activities and general business purposes. In addition to deposits, we obtain funds from the amortization and prepayment of loans and investment securities, sales of loans and investment securities, advances from the FHLB, and cash flows generated by operations.

Deposits

We offer a variety of deposit accounts featuring a range of interest rates and terms. Our deposits principally consist of savings accounts, checking accounts, interest checking accounts, money market accounts, and fixed-term certificates of deposit. The maturities of term certificates generally range from one month to five years. We accept deposits from customers within our market area based primarily on posted rates, but from time to time we will negotiate the rate based on the amount of the deposit. We primarily rely on customer service and long-standing customer relationships to attract and retain deposits. We seek to maintain and increase our retail "core" deposit relationships, consisting of savings accounts, checking accounts and money market accounts because we believe these deposit accounts tend to be a stable funding source and are available at a lower cost than term deposits. However, market interest rates, including rates offered by competing financial institutions, the availability of other investment alternatives, and general economic conditions significantly affect our ability to attract and retain deposits.

We participate in a deposit program called the Certificate of Deposit Account Registry Service ("CDARS"). CDARS is a deposit placement service that allows us to place our customers' funds in FDIC-insured certificates of deposit at other banks and, at the same time, receive an equal sum of funds from the customers of other banks in the CDARS Network ("CDARS Reciprocal"). These deposits totaled $114.8 million and $74.6 million at December 31, 2023 and 2022, respectively and are not considered to be brokered deposits.

As of December 31, 2023 and 2022, approximately $286.4 million and $212.9 million of our total deposits were not insured by FDIC insurance.

The following table presents the maturity of time deposits as of the dates indicated:

	Three Months or Less	Three to Six Months	Six Months to One Year	Over One Year	Total
			(In thousands)		
December 31, 2023					
Time deposits of $250,000 or less	$36,931	$26,248	$63,118	$18,202	$144,499
Time deposits of more than $250,000	4,609	3,904	6,895	8,128	23,536
Total	$41,540	$30,152	$70,013	$26,330	$168,035
Not covered by deposit insurance	$ 3,109	$ 2,154	$ 4,395	$ 6,628	$ 16,286
December 31, 2022					
Time deposits of $250,000 or less	$30,244	$23,155	$49,461	$ 4,281	$107,141
Time deposits of more than $250,000	27,912	—	—	—	27,912
Total	$58,156	$23,155	$49,461	$ 4,281	$135,053
Not covered by deposit insurance	$17,913	$ —	$ —	$ —	$ 17,913

The following table details the maturity periods of our certificates of deposit in amounts of $100 thousand or more at December 31, 2023.

	December 31, 2023	
	Amount	Weighted Average Rate
	(Dollars in thousands)	
Certificates maturing:		
Less than three months	$ 36,101	2.81%
Three to six months	25,278	2.97%
Six to twelve months	61,475	3.59%
Over twelve months	21,254	2.33%
Total	$144,108	3.10%

The following table presents the distribution of our average deposits for the years indicated and the weighted average interest rates during the year for each category of deposits presented.

	For the Years Ended December 31,								
	2023			2022			2021		
	Average Balance	Percent of Total	Weighted Average Cost of Funds	Average Balance	Percent of Total	Weighted Average Cost of Funds	Average Balance	Percent of Total	Weighted Average Cost of Funds
	(Dollars in thousands)								
Money market deposits	$126,831	21.97%	3.37%	$192,835	26.34%	0.67%	$159,157	24.77%	0.41%
Savings deposits	59,928	10.38%	0.25%	66,033	9.02%	0.09%	67,660	10.53%	0.30%
Interest checking and other demand deposits	236,244	40.92%	0.15%	291,114	39.77%	0.08%	223,003	34.70%	0.05%
Certificates of deposit	154,275	26.73%	1.77%	182,050	24.87%	0.30%	192,795	30.00%	0.37%
Total	$577,278	100.00%	1.30%	$732,032	100.00%	0.29%	$642,615	100.00%	0.26%

Borrowings

We utilize short-term and long-term advances from the FHLB as an alternative to retail deposits as a funding source for asset growth. FHLB advances are generally secured by mortgage loans and mortgage-backed securities. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions fluctuates from time to time in accordance with the policies of the FHLB. At December 31, 2023, we had $209.3 million in outstanding FHLB advances and had the ability to borrow up to an additional $117.0 million based on available and pledged collateral.

The following table summarizes information concerning our FHLB advances at or for the periods indicated:

	At or For the Years Ended December 31,		
	2023	2022	2021
	(Dollars in thousands)		
FHLB Advances:			
Average balance outstanding during the year	$177,261	$ 61,593	$100,471
Maximum amount outstanding at any month-end during the year	$210,242	$128,823	$113,580
Balance outstanding at end of year	$209,319	$128,344	$ 85,952
Weighted average interest rate at end of year	4.91%	3.74%	1.85%
Average cost of advances during the year	4.70%	1.74%	1.96%
Weighted average maturity (in months)	2	7	22

On December 27, 2023, the Bank borrowed $100 million from the Federal Reserve under the Bank Term Funding Program (''BTFP''), all of which was outstanding as of December 31, 2023. The interest rate on this borrowing is fixed at 4.84% and the borrowing matures on December 29, 2024. Investment securities with a book value of $107.3 million and a fair value of $98.3 million were pledged as collateral for this borrowing as of December 31, 2023. There are no prepayment penalties for early payoff. As the BTFP ended on March 11, 2024, no additional borrowings can be made under the program.

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Bank's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2023, securities sold under agreements to repurchase totaled $73.5 million at an average rate of 2.60%. These agreements mature on a daily basis. The fair value of securities pledged totaled $89.0 million as of December 31, 2023 and included $47.8 million of U.S. Treasuries, $30.2 million of federal agency debt, and $11.0 million of federal agency mortgage-backed securities. As of December 31, 2022, securities sold under agreements to repurchase totaled $63.5 million at an average rate of 0.38%. The fair value of securities pledged totaled $64.4 million as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities

We participate in and have previously been an ''Allocatee'' of the New Markets Tax Credit Program of the U.S. Department of the Treasury's Community Development Financial Institutions Fund. In connection with the New Market Tax Credit activities of the Bank, CFC 45 is a partnership whose members include CFNMA and City First New Markets Fund II, LLC. In December 2015, a national brokerage firm made a $14.0 million non-recourse loan to CFC 45, whereby CFC 45 was the beneficiary of the loan from the brokerage firm and passed the proceeds from that loan through to a Qualified Active Low-Income Community Business (''QALICB''). The loan to the QALICB is secured by a Leasehold Deed of Trust from which the funds for repayment of the loan will be derived. Debt service payments received by CFC 45 from the QALICB are passed through to the brokerage firm, less a servicing fee which is retained by CFC 45. This note was paid off during January 2024. The financial statements of CFC 45 are consolidated with those of the Bank and the Company.

Market Area and Competition

The Bank is a Community Development Financial Institution (''CDFI'') and a certified B Corp, offering a variety of financial services to meet the needs of the communities it serves. Our retail banking network includes full-service banking offices, automated teller machines and internet banking capabilities that are available using our website at www.ciytfirstbank.com. We have three banking offices as of December 31, 2023: two in California (in Los Angeles and in the nearby City of Inglewood) and one in Washington, D.C.

Both the Washington, D.C. and the Los Angeles metropolitan areas are highly competitive banking markets for making loans and attracting deposits. Although our offices are primarily located in low-to-moderate income communities that have historically been under-served by other financial institutions, we face significant competition for deposits and loans in our immediate market areas, including direct competition from mortgage banking companies, commercial banks and savings and loan associations. Most of these financial institutions are significantly larger than we are and have greater financial resources, and many have a regional, statewide, or national presence.

Human Capital Management

Human Capital

We are a unified, commercial CDFI with a focused vision, mission, and strategy that equitably drives economic, social, and environmental justice for our clients and communities in which we work making them better places to be. We believe that employees are one of our most important resources and in order to fulfill future and sustainable growth, our key objectives include attracting, selecting, retaining, and developing top talent in the marketplace that closely align our employees' personal values with the organization's values. As such, our culture is defined by our ***Shared Values*** principles: ''Clients and Communities First''; ''We Think Big''; ''We Model Excellence''; and ''ONE City First.''

City First's Shared Values principles are derived from critical beliefs and ingrained principles that guide the organization's actions, behaviors, and culture towards our primary objectives. Our Shared Values mean that we stand for something in how we view each other, the world, and our place of service in it. With these values centered in all that we do, we work collaboratively with mission-aligned customers looking to make an impact in under-resourced communities through affordable housing, charter schools, community health centers, nonprofits, and small to medium-sized businesses. Our employees behave in a manner that is consistent with these beliefs.

While the Board of Directors oversees the strategic management of our human capital management, our internal Human Resources team drives the day-to-day management of our human capital operations and strategy.

As of December 31, 2023, we employed 98 full-time employees. Our employees are primarily located in Los Angeles, California and Washington, D.C. in our corporate offices, branches, and operating facilities. We also employ several remote workers who are in various locations throughout the U.S.

Compensation and Benefits

Our market competitive total employee compensation (salaries, bonuses and all benefits and rewards) is a critical tool enabling us to attract and retain talented people. In addition to base compensation, these programs include commission-based incentives, corporate incentive compensation plans, restricted stock awards, a 401(k) Plan with an employer matching contribution, an employee stock ownership plan, healthcare, and insurance benefits including telehealth connection services, health savings accounts, employee assistance program, will prep services, college tuition benefit programs, and vacation/sick/family leave.

Our methodology is to provide pay levels and pay opportunities that are internally fair, cost-effective, and externally competitive to market-based salaries. To determine competitive market compensation levels, we use market surveys and economic research to benchmark our positions utilizing salary and compensation data of companies with similar positions, asset size and geographical locations. We annually review our salary structures and grade ranges to keep pace with changes in the marketplace. With the support of third-party experts in this field and within the banking industry, we conduct regular job evaluations to meet changing business needs or when the scope of existing positions or organizational changes occur. Our standard pay practices are designed to honor and adhere to pay equity analysis.

Diversity, Equity, and Inclusion

Our legacy and history matter at City First. We are proud of our expanded 75-year history with the merger with Broadway Federal. Our founders in Los Angeles and Washington, D.C. were local leaders who saw a need in the community for a bank that addressed the lack of access to capital for historically excluded and disinvested urban majority minority communities.

The Merger formed one of the largest Black-led Minority Depository Institutions (''MDI'') in the nation in the midst of a national reawakening to the systemic racial and economic disparities persisting and growing in our society. The Merger maintains the legacy of the constituents and honors the legacy of African American-led MDI's across the country that were founded to address the unmet financing needs of the community. Our intent, purpose, and execution are grounded in our 75-year history of deep commitment to economic justice through the targeted provision of capital for historically excluded and disinvested urban majority minority communities.

Our ownership, responsibility, and commitment to diversity, equity, and inclusion is reflected in the composition of our workforce, executive leadership team, and board of directors. As of December 31, 2023, more than 80% of the Company's employees self-identified as minority, approximately 62% of our employees were women, and other diverse groups such as veterans and people with disabilities were also represented.

Workforce Training and Development

We align our talent strategy with our business strategy to provide guidance on the proper mix of skills, emerging talent and business needs or issues. This investment to allow employees to learn, grow, and be fulfilled in their work stems from our development of providing a multi-dimensional approach to curriculum design and competency-based learning centered around culture and technical skills. Learning and development play a critical and strategic role as we prepare our organization for the future by recognizing continuous needs to upskill or reskill in order to scale our business.

Our employees receive continuing education courses relevant to their respective roles within the organization, as well as access to on-demand learning solutions to enhance leadership capabilities, advance communications skills and techniques, college credit courses, seminars, and training deeply embedded in cultural dynamics and awareness. To support employees who wish to continue their development and education, we provide reimbursement to employees who seek development to upskill or reskill while employed at the company.

Regulation

General

City First and Broadway Financial Corporation are subject to comprehensive regulation and supervision by several different federal agencies. City First is regulated by the OCC as its primary federal regulator. The Bank's deposits generally are insured up to a maximum of $250,000 per account; the Bank also is regulated by the FDIC as its deposit insurer. The Bank is a member of the Federal Reserve System and is subject to certain regulations of the FRB, including, for example, regulations concerning reserves required to be maintained against deposits and regulations governing transactions with affiliates, Broadway Financial Corporation is regulated, examined, and supervised by the FRB and the Federal Reserve Bank of Richmond (''FRBR'') and is also required to file certain reports and otherwise comply with the rules and regulations of the SEC under the federal securities laws. The Bank also is subject to consumer protection regulations promulgated by the Consumer Financial Protection Bureau (''CFPB'').

The OCC regulates and examines the Bank's business activities, including, among other things, capital standards, investment authority and permissible activities, deposit taking and borrowing authority, mergers and other business combination transactions, establishment of branch offices, and the structure and permissible activities of any subsidiaries of the Bank. The OCC has primary enforcement responsibility over national banks and has substantial discretion to impose enforcement actions on an institution that fails to comply with applicable regulatory requirements, including capital requirements, or that engages in practices that examiners determine to be unsafe or unsound. In addition, the FDIC has ''back-up'' enforcement authority that enables it to recommend enforcement action to the OCC with respect to a national bank and, if the recommended action is not taken by the OCC, to take such action under certain circumstances. In certain cases, the OCC has the authority to refer matters relating to federal fair lending laws to the U.S. Department of Justice (''DOJ'') or the U.S. Department of Housing and Urban Development (''HUD'') if the OCC determines violations of the fair lending laws may have occurred.

Changes in applicable laws or the regulations of the OCC, the FDIC, the FRB, the CFPB, or other regulatory authorities, or changes in interpretations of such regulations or in agency policies or priorities, could have a material adverse impact on the Bank and our Company, our operations, and the value of our debt and equity securities. We and our stock are also subject to rules issued by The Nasdaq Stock Market LLC (''Nasdaq''), the stock exchange on which our voting common stock is traded. Failure to conform to Nasdaq's rules could have an adverse impact on us and the value of our equity securities.

The following paragraphs summarize certain laws and regulations that apply to the Company and the Bank. These descriptions of statutes and regulations and their possible effects do not purport to be complete descriptions of all the provisions of those statutes and regulations and their possible effects on us, nor do they purport to identify every statute and regulation that applies to us. In addition, the statutes and regulations that apply to the Company and the Bank are subject to change, which can affect the scope and cost of their compliance obligations.

Dodd-Frank Wall Street Reform and Consumer Protection Act

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ''Dodd-Frank Act'') was signed into law. The Dodd-Frank Act is intended to address perceived weaknesses in the U.S. financial regulatory system and prevent future economic and financial crises.

The Dodd-Frank Act established increased compliance obligations across a number of areas in the banking business. In particular, pursuant to the Dodd-Frank Act, the federal banking agencies (comprising the FRB, the OCC, and the FDIC) substantially revised their consolidated and bank-level risk-based and leverage capital requirements applicable to insured depository institutions, depository institution holding companies and certain non-bank financial companies. Under an existing FRB policy statement, bank holding companies with less than $3 billion in total consolidated assets are not subject to consolidated capital requirements provided they satisfy the conditions in the policy statement. The Dodd-Frank Act requires bank holding companies to serve as a source of financial strength for any subsidiary of the holding company that is a depository institution by providing financial assistance in the event of the financial distress of the depository institution.

The Dodd-Frank Act also established the CFPB. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to banks and savings institutions of all sizes, including the authority to prohibit ''unfair, deceptive or abusive'' acts and practices. At times during the past several years, the CFPB has been active in bringing enforcement actions against banks and nonbank financial institutions to enforce federal consumer financial laws and has developed a number of new enforcement theories and applications of these laws. The CFPB's supervisory authority does not generally extend to insured depository institutions, such as the Bank, that have less than $10 billion in assets. The federal banking agencies, however, have authority to examine for compliance, and bring enforcement action for non-compliance, with respect to the CFPB's regulations. State attorneys general and state banking agencies and other state financial regulators also may have authority to enforce applicable consumer laws with respect to institutions over which they have jurisdiction.

Capital Requirements

The Bank's capital requirements are administered by the OCC and involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under applicable regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC. Failure to meet capital requirements can result in regulatory action.

As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies have developed a ''Community Bank Leverage Ratio'' (''CBLR'') (the ratio of a bank's tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A ''qualifying community bank'' that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered ''well capitalized'' under Prompt Corrective Action statutes. The federal banking agencies have set the Community Bank Leverage Ratio at 9%. Actual and required capital amounts and ratios as of the dates indicated are presented below:

	Actual		Minimum Required to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
December 31, 2023:				
Community Bank Leverage Ratio	**$185,773**	**14.97%**	**$111,696**	**9.00%**
December 31, 2022:				
Community Bank Leverage Ratio	**$181,304**	**15.75%**	**$103,591**	**9.00%**

At December 31, 2023, the Company and the Bank met all the capital adequacy requirements to which they were subject. In addition, the Bank was ''well capitalized'' under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred that would materially adversely change the Bank's capital classifications. From time to time, we may need to raise additional capital to support the Bank's further growth and to maintain the ''well capitalized'' status.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits of federally insured banks, including national banks, up to prescribed statutory limits for each depositor. Pursuant to the Dodd-Frank Act, the maximum deposit insurance amount has been permanently increased to $250,000 per depositor, per ownership category.

The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to the FDIC's Deposit Insurance Fund (''DIF''). The Bank's DIF assessment is calculated by multiplying its assessment rate by the assessment base, which is defined as the average consolidated total assets less the average tangible equity of the Bank. The initial base assessment rate is based on an institution's capital level, and capital adequacy, asset quality, management, earnings, liquidity, and sensitivity (''CAMELS'') ratings, certain financial measures to assess an institution's ability to withstand asset related stress and funding related stress, and in some cases, additional discretionary adjustments by the FDIC to reflect additional risk factors.

The FDIC's overall premium rate structure is subject to change from time to time to reflect its actual and anticipated loss experience. The financial crisis that began in 2008 resulted in substantially higher levels of bank failures than had occurred in the immediately preceding years. These failures dramatically increased the resolution costs incurred by the FDIC and substantially reduced the available amount of the DIF.

Consistent with the requirements of the Dodd-Frank Act, the FDIC adopted its most recent DIF restoration plan in September 2020; that plan is designed to enable the FDIC to achieve the statutorily required reserve ratio of 1.35% by September 30, 2028. The FDIC Board has set the designated reserve ratio for each of the years 2023 and 2022 at 2%. The statute provides that in setting the amount of assessments necessary to meet the designated reserve ratio requirement, the FDIC is required to offset the effect of this provision on insured depository institutions with total consolidated assets of less than $10 billion, so that more of the cost of raising the reserve ratio will be borne by institutions with more than $10 billion in assets. Accordingly, the FDIC has provided assessment credits to insured depository institutions, like the Bank, with total consolidated assets of less than $10 billion for the portion of their regular assessments that contribute to growth in the reserve ratio between 1.15% and 1.35%. The FDIC has applied the credits each quarter that the reserve ratio was at least 1.38% to offset the regular deposit insurance assessments of institutions with credits. The Bank did not receive any assessment credits during 2023 or 2022.

Although it rarely does so, the FDIC has the authority to terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of a bank's depositors.

Guidance on Commercial Real Estate Lending

In December 2015, the federal banking agencies released a statement titled ''Statement on Prudent Risk Management for Commercial Real Estate Lending'' (the ''CRE Statement''). The CRE Statement expresses the banking agencies' concerns with banking institutions that ease their commercial real estate underwriting standards, directs financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and indicates that the agencies will continue to pay special attention to commercial real estate lending activities and concentrations going forward. The banking agencies previously issued guidance titled ''Prudent Commercial Real Estate Loan Workouts'' which provides guidance for financial institutions that are working with commercial real estate (''CRE'') borrowers who are experiencing diminished operating cash flows, depreciated collateral values, or prolonged delays in selling or renting commercial properties and details risk-management practices for loan workouts that support prudent and pragmatic credit and business decision-making within the framework of financial accuracy, transparency, and timely loss recognition. The banking agencies had also issued previous guidance titled ''Interagency Guidance on Concentrations in Commercial Real Estate'' stating that a banking institution will be considered to be potentially exposed to significant CRE concentration risk, and should employ enhanced risk management practices, if total CRE loans represent 300% or more of its total capital and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more during the preceding 36 months.

In October 2009, the federal banking agencies adopted a policy statement supporting workouts of CRE loans, which is referred to as the ''CRE Policy Statement.'' The CRE Policy Statement provides guidance for examiners, and for financial institutions that are working with CRE borrowers who are experiencing diminished operating cash flows, depreciated collateral values, or prolonged delays in selling or renting commercial properties. The CRE Policy Statement details risk-management practices for loan workouts that support prudent and pragmatic credit and business decision-making within the framework of financial accuracy, transparency, and timely loss recognition. The

CRE Policy Statement states that financial institutions that implement prudent loan workout arrangements after performing comprehensive reviews of the financial condition of borrowers will not be subject to criticism for engaging in these efforts, even if the restructured loans have weaknesses that result in adverse credit classifications. In addition, performing loans, including those renewed or restructured on reasonable modified terms, made to creditworthy borrowers, will not be subject to adverse classification solely because the value of the underlying collateral declined. The CRE Policy Statement reiterates existing guidance that examiners are expected to take a balanced approach in assessing an institution's risk-management practices for loan workout activities.

In October 2018, the OCC provided Broadway Federal with a letter of ''no supervisory objection'' permitting it to increase the non-multi-family commercial real estate loan concentration limit to 100% of Tier 1 Capital plus ALLL, including a sublimit of 50% for land/construction loans, which brought the total CRE loan concentration limit to 600% of Tier 1 Capital plus ALLL.

Loans to One Borrower

The Bank is in compliance with the statutory and regulatory limits applicable to loans to any one borrower. As of December 31, 2023, the lending limit for City First is $30.2 million. At December 31, 2023, our largest loan to a single borrower was $15.0 million; that loan was performing in accordance with its terms and was otherwise in compliance with regulatory requirements.

Community Reinvestment Act and Fair Lending

The Community Reinvestment Act, as implemented by OCC regulations (''CRA''), requires each national bank to make efforts to meet the credit needs of the communities it serves, including low- and moderate-income neighborhoods. The CRA requires the OCC to assess an institution's performance in meeting the credit needs of its communities as part of its examination of the institution, and to take such assessments into consideration in reviewing applications for mergers, acquisitions, and other transactions. An unsatisfactory CRA rating may be the basis for denying an application. Community groups have successfully protested applications on CRA grounds. In connection with the assessment of a savings institution's CRA performance, the OCC assigns ratings of ''outstanding,'' ''satisfactory,'' ''needs to improve'' or ''substantial noncompliance.'' The Company's CRA performance was rated by the OCC as ''outstanding'' in their most recent CRA examination which was completed in 2022.

The Bank is also subject to federal fair lending laws, including the Equal Credit Opportunity Act (''ECOA'') and the Federal Housing Act (''FHA''), which prohibit discrimination in credit and residential real estate transactions on prohibited bases, including race, color, national origin, gender, and religion, among others. A lender may be liable under one or both acts in the event of overt discrimination, disparate treatment, or a disparate impact on a prohibited basis. The compliance of national banks with these acts is primarily supervised and enforced by the OCC. If the OCC determines that a lender has engaged in a pattern or practice of discrimination in violation of ECOA, the OCC refers the matter to the DOJ. Similarly, HUD is notified of violations of the FHA.

The USA Patriot Act, Bank Secrecy Act (''BSA''), and Anti-Money Laundering (''AML'') Requirements

The USA PATRIOT Act was enacted after September 11, 2001 to provide the federal government with powers to prevent, detect, and prosecute terrorism and international money laundering, and has resulted in the promulgation of several regulations that have a direct impact on savings associations. Financial institutions must have a number of programs in place to comply with this law, including: (i) a program to manage BSA/AML risk; (ii) a customer identification program designed to determine the true identity of customers, document and verify the information, and determine whether the customer appears on any federal government list of known or suspected terrorists or terrorist organizations; and (iii) a program for monitoring for the timely detection and reporting of suspicious activity and reportable transactions. Failure to comply with these requirements may result in regulatory action, including the issuance of cease and desist orders, impositions of civil money penalties and adverse changes in an institution's regulatory ratings, which could adversely affect its ability to obtain regulatory approvals for business combinations or other desired business objectives.

Privacy Protection

City First is subject to OCC regulations implementing the privacy protection provisions of federal law. These regulations require the Bank to disclose its privacy policy, including identifying with whom it shares ''nonpublic personal information,'' to customers at the time of establishing the customer relationship and annually thereafter. The regulations also require City First to provide its customers with initial and annual notices that accurately reflect its privacy policies and practices. In addition, to the extent its sharing of such information is not covered by an exception, the Bank is required to provide its customers with the ability to ''opt-out'' of having City First share their nonpublic personal information with unaffiliated third parties.

City First is also subject to regulatory guidelines establishing standards for safeguarding customer information. The guidelines describe the agencies' expectations for the creation, implementation, and maintenance of an information security program, which would include administrative, technical, and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to promote the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer.

Bank Holding Company Regulation

As a bank holding company, we are subject to the supervision, regulation, and examination of the FRB and the FRBR. In addition, the FRB has enforcement authority over the Company. Applicable statutes and regulations administered by the FRB place certain restrictions on our activities and investments. Among other things, we are generally prohibited, either directly or indirectly, from acquiring more than 5% of the voting shares of any depository or depository holding company that is not a subsidiary of the Company.

The Change in Bank Control Act prohibits a person, acting directly or indirectly or in concert with one or more persons, from acquiring control of a bank holding company unless the FRB has been given 60 days prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which a disapproval may be issued. The term ''control'' is defined for this purpose to include ownership or control of, or holding with power to vote, 25% or more of any class of a bank holding company's voting securities. Under a rebuttable presumption contained in the regulations of the FRB, ownership or control of, or holding with power to vote, 10% or more of any class of voting securities of a bank company will be deemed control for purposes of the Change in Bank Control Act if the institution (i) has registered securities under Section 12 of the Exchange Act, or (ii) no person will own, control, or have the power to vote a greater percentage of that class of voting securities immediately after the transaction. In addition, any company acting directly or indirectly or in concert with one or more persons or through one or more subsidiaries would be required to obtain the approval of the FRB under the Bank Holding Company Act of 1956, as amended, before acquiring control of a bank holding company. For this purpose, a company is deemed to have control of a bank holding company if the company (i) owns, controls, holds with power to vote, or holds proxies representing, 25% or more of any class of voting shares of the holding company, (ii) contributes more than 25% of the holding company's capital, (iii) controls in any manner the election of a majority of the holding company's directors, or (iv) directly or indirectly exercises a controlling influence over the management or policies of the national bank or other company. The FRB may also determine, based on the relevant facts and circumstances, that a company has otherwise acquired control of a bank holding company.

Restrictions on Dividends and Other Capital Distributions

In general, the prompt corrective action regulations prohibit a national bank from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person, such as its parent holding company, if, following the distribution or payment, the institution would be within any of the three undercapitalized categories set out in the regulations. In addition to the prompt corrective action restriction on paying dividends, OCC regulations limit certain ''capital distributions'' by national banks. Capital distributions are defined to include, among other things, dividends and payments for stock repurchases and payments of cash to stockholders in mergers.

Under the OCC capital distribution regulations, a national bank that is a subsidiary of a bank holding company must notify the OCC at least 30 days prior to the declaration of any capital distribution by its national bank subsidiary. The 30-day period provides the OCC an opportunity to object to the proposed dividend if it believes that the dividend would not be advisable.

An application to the OCC for approval to pay a dividend is required if: (i) the total of all capital distributions made during that calendar year (including the proposed distribution) exceeds the sum of the institution's year-to-date net income and its retained income for the preceding two years; (ii) the institution is not entitled under OCC regulations to ''expedited treatment'' (which is generally available to institutions the OCC regards as well run and adequately capitalized); (iii) the institution would not be at least ‘‘adequately capitalized’’ following the proposed capital distribution; or (iv) the distribution would violate an applicable statute, regulation, agreement, or condition imposed on the institution by the OCC.

The Bank’s ability to pay dividends to the Company is also subject to a restriction if the Bank’s regulatory capital would be reduced below the amount required for the liquidation account established in connection with the conversion of the Bank from the mutual to the stock form of organization.

See Item 5 ‘‘Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities’’ for a further description of dividend and other capital distribution limitations to which the Company and the Bank are subject.

Tax Matters

Federal Income Taxes

We report our income on a calendar year basis using the accrual method of accounting and are subject to federal income taxation in the same manner as other corporations. See Note 14 ‘‘Income Taxes’’ of the Notes to Consolidated Financial Statements for a further description of tax matters applicable to our business.

California Taxes

As a bank holding company filing California franchise tax returns on a combined basis with its subsidiaries, the Company is subject to California franchise tax at the rate applicable to ‘‘financial corporations.’’ The applicable statutory tax rate is 10.84%.

Washington, D.C. Taxes

As a bank holding company filing Washington, D.C. franchise tax returns on a combined basis with its subsidiaries, the Company is subject to Washington, D.C. franchise tax at the rate applicable to ‘‘financial corporations.’’ The applicable statutory tax rate is 8.25%.

ITEM 1A. RISK FACTORS

We are exposed to a variety of risks, some of which are inherent to the financial services industry and others of which are more specific to our businesses. The discussion below addresses material factors, of which we are currently aware, that could have a material and adverse effect on our businesses, results of operations, and financial condition. These risk factors and other forward-looking statements that relate to future events, expectations, trends and operating periods involve certain factors that are subject to change, and important risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties should not be considered a complete discussion of all the risks and uncertainties that we might face. Although the risks are organized by headings and each risk is discussed separately, many are interrelated.

Risks Relating to Our Business

The macroeconomic environment could pose significant challenges for the Company and could adversely affect our financial condition and results of operations.

Inflation poses risk to the economy overall and could indirectly pose challenges to our clients and to our business. Elevated inflation can impact our business customers through loss of purchasing power for their customers, leading to lower sales. Rising inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers' shipping ability, or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our commercial customers, increasing costs. All of these inflationary risks for our commercial customer base can be financially detrimental, leading to increased likelihood that the customer may default on a loan.

In addition, sustained inflationary pressure led the Federal Reserve to raise interest rates seven times in 2022, and four times in 2023, which increased our interest rate risk. The failure of three regional banks in March 2023 and the resultant negative outlook on the banking sector has created concern regarding the exposure of banks to interest rate risk, and the exposure of banks to unrecognized investment losses due to investments classified as "held to maturity" on the balance sheet. Also, analysts have been monitoring the level of uninsured deposits in banks due to the liquidity risk associated with high levels of uninsured deposits. To the extent such conditions exist or worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including hostilities between Russia and Ukraine and the conflict in the Middle East, terrorism, or other geopolitical events.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry in the greater Washington, D.C. and Los Angeles metropolitan areas.

We face strong competition in the Washington, D.C. metropolitan area and the Southern California Market. We compete with many different types of financial institutions, including commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, insurance companies, and money market funds, as well as other local and community, super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Many of our competitors in the greater Washington, D.C. and Los Angeles metropolitan areas are well-established, larger financial institutions that have greater name recognition and market presence that benefit them in attracting business. Failure to compete effectively and to attract new or to retain existing clients may have an adverse effect on our financial condition, results of operations, assets, or business.

A downturn in the real estate market could seriously impair our loan portfolio and operating results.

Most of our loan portfolio consists of loans secured by various types of real estate located in Southern California and in Washington, D.C., and surrounding areas. If economic factors cause real estate values in the markets we serve to decline, higher vacancies to occur, or the deterioration of other factors, then the financial condition of the Bank's borrowers could be harmed, and the collateral for loans will provide less security. In addition, a decline in real estate values in the regions served could result in the Bank experiencing increases in loan delinquencies and defaults, which result in increases in the amounts of nonperforming assets and which would likely cause the Bank to suffer losses.

Our allowance for credit losses may not be adequate to cover actual loan losses.

Our provision for credit losses is based on estimates of expected lifetime credit losses for loans at the time of origination which may not cover actual future credit losses. Management utilizes a variety of inputs in the calculation of its estimate, including historical losses based on peer data, economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, and internal loan processes. We use historical loss data provided by our third-party service provider in the calculation of our ACL which may not approximate our own historical loss data. Our ability to accurately forecast and react to future losses may be impaired by significant uncertainties which could result in loan losses and other exposures that could exceed our allowance. Furthermore, if the models, estimates and assumptions we use to establish our ACL or the judgments we make in extending credit to our borrowers prove inaccurate in predicting future events, the result may also be losses in excess of our ACL. As economic conditions change, we may have to increase our ACL, which could adversely affect our results of operations, earnings, and financial condition.

Changes in interest rates affect profitability.

Changes in prevailing interest rates adversely affect our business. We derive income mainly from the difference or ‘‘spread’’ between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the wider the spread, the more we will earn. When market rates of interest change, the interest the Bank receives on assets and the interest paid on liabilities will fluctuate. In addition, the timing and rate of change in the interest that the Bank earns on assets do not necessarily match the timing and rate of change in the interest that it must pay on deposits and other interest-bearing liabilities, even though most of the loans have adjustable-rate features. This causes increases or decreases in the spread and can greatly affect income. When the interest rates paid on deposits and borrowings increase faster than the interest rates earned on loans and securities, the Bank’s spread decreases which has a negative impact on profitability. Also, the carrying value of our available-for-sale investment portfolio will continue to decrease due to increases in interest rates. In addition, interest rate fluctuations can affect how much money the Bank may be able to lend and its ability to attract and retain customer deposits, which are an important source of funds for making and holding loans.

Changes in governmental regulation may impair operations or restrict growth.

We are subject to substantial governmental supervision and regulation, which are intended primarily for the protection of depositors rather than our stockholders. Statutes and regulations affecting our business may be changed at any time, and the interpretation of existing statutes and regulations by examining authorities may also change. Within the last several years, Congress and the federal bank regulatory authorities have made significant changes to these statutes and regulations. There can be no assurance that such changes to the statutes and regulations or in their interpretation will not adversely affect our business. We are also subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. If we fail to comply with federal bank regulations, our regulators may limit our activities or growth, assess civil money penalties against us or place the Bank into conservatorship or receivership. Bank regulations can hinder our ability to compete with financial services companies that are not regulated or are less regulated.

Negative public opinion regarding us or the failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

Our reputation within the communities we serve is critical to our success. We believe we have built strong personal and professional relationships with our customers and are an active member of the communities we serve. If our reputation is negatively affected, including as a result of actions of our employees or otherwise, we may be less successful in attracting new customers or talent or may lose existing customers, and our business, financial condition and earnings could be adversely affected.

We may not be successful in retaining key employees.

Our success will depend in part on its ability to retain the talents and dedication of key employees. If key employees unexpectedly terminate their employment, our business activities may be adversely affected and management’s attention may be diverted from successfully integrating operating our business to hiring suitable replacements, which may cause our business to suffer. In addition, we may not be able to identify or recruit suitable replacements in a timely manner if at all for any key employees who leave the Company.

General Risk Factors

We identified a material weakness in our internal control over financial reporting which, if not remediated appropriately or timely, could affect our ability to record, process, and report financial information accurately, impair our ability to prepare financial statements, negatively affect investor confidence, and cause reputational harm.

Effective internal controls are necessary for the Company to provide reliable and accurate financial reporting and financial statements for external purposes in accordance with generally accepted accounting principles. A failure to maintain effective internal control over financial reporting could lead to violations, unintentional or otherwise, of laws and regulations. As disclosed in Part I, Item 4 "Controls and Procedures," of our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2023, we determined that there is a material weakness in our internal control over financial reporting and as a result, our disclosure controls and procedures and internal control over financial reporting were not effective as of September 30, 2023. While the Company is actively engaged in the planning for, and implementation of, remediation efforts to address the material weakness, there can be no assurance that the efforts will fully remediate the material weakness in a timely manner. If the Company is unable to remediate the material weakness, or is otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, the Company's ability to record, process, and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected. Litigation, government investigations, or regulatory enforcement actions arising out of any such failure or alleged failure could subject us to civil and criminal penalties that could materially and adversely affect our reputation, financial condition, and operating results. The material weakness, remediation efforts, and any related litigation, government investigations, or regulatory enforcement actions will require management attention and resources and cause us to incur unanticipated costs, and could negatively affect investor confidence in our financial statements, cause us reputational harm, and raise other risks to our operations.

The market price of our common stock is volatile. Stockholders may not be able to resell shares of our common stock at times or at prices they find attractive.

The trading price of our common stock has historically and will likely in the future fluctuate significantly as a result of a number of factors, including the following:

- actual or anticipated changes in our operating results and financial condition;
- actions by our stockholders, including sales of common stock by substantial stockholders and/or directors and executive officers, or perceptions that such actions may occur;
- the limited number of shares of our common stock that are held by the general public, commonly called the "public float," and our small market capitalization;
- failure to meet stockholder or market expectations regarding loan and deposit volume, revenue, asset quality or earnings;
- failure to meet Nasdaq listing requirements, including failure to satisfy the $1.00 minimum closing bid price requirement;
- speculation in the press or the investment community relating to the Company or the financial services industry generally;
- fluctuations in the stock price and operating results of our competitors;
- proposed or adopted regulatory changes or developments;
- investigations, proceedings, or litigation that involve or affect us;
- the performance of the national, California and Washington, D.C. economies and the real estate markets in Southern California and Washington, D.C.;
- general market conditions and, in particular, developments related to market conditions for the financial services industry;
- additions or departures of key personnel;
- changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to our common stock or those of other financial institutions; and
- actions taken by bank regulatory authorities, including required additions to our loan loss reserves or the issuance of cease and desist orders, based on adverse evaluations of our loans and other assets, operating results, or management practices and procedures or other aspects of our business.

We have not paid cash dividends on our common stock since 2010 and we may not pay any cash dividends on our common stock for the foreseeable future.

We have not declared or paid cash dividends on our common stock since June 2010, initially due, in part, to regulatory restrictions and the operating losses we have previously experienced. We have not determined to pay cash dividends on our common stock at any time in the near future.

Stock sales by us or other dilution of our equity may adversely affect the market price of our common stock.

The issuance of additional shares of our common stock, or securities that are convertible into our common stock, may be determined to be necessary or advisable at times when our stock price is below book value, which could be substantially dilutive to existing holders of our common stock. The market value of our common stock could also decline as a result of sales by us of a large number of shares of our common stock or any future class or series of stock or the perception that such sales could occur.

Anti-takeover provisions of our certificate of incorporation and bylaws, federal and state law and our stockholder rights plan may limit the ability of another party to acquire the Company, which could depress our stock price.

Various provisions of our certificate of incorporation and bylaws and certain other actions that we have taken could delay or prevent a third-party from acquiring control of the Company even if such a transaction might be considered beneficial by our stockholders. These include, among others, our classified board of directors, the fact that directors may only be removed for cause, advance notice requirements for stockholder nominations of director candidates or presenting proposals at our annual stockholder meetings, super-majority stockholder voting requirements for amendments to our certificate of incorporation and bylaws, and for certain business combination transactions, and the authorization to issue ''blank check'' preferred stock by action of our board of directors, without obtaining stockholder approval. In addition, we approved a stockholder rights plan in September 2019, the purpose of which was to protect our stockholders against the possibility of attempts to acquire control of or influence over the Company through open market or privately negotiated purchases of our common stock without payment of a fair price to all of our stockholders or through other tactics that do not provide fair treatment to all stockholders. These provisions and the stockholder rights plan could be used by our board of directors to prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Our common stock is not insured and stockholders could lose the value of their entire investment.

An investment in shares of our common stock is not a deposit and is not insured against loss or guaranteed by the Federal Deposit Insurance Corporation (the ''FDIC'') or any other government agency or authority.

If we were to lose our status as a CDFI, our ability to obtain grants and awards as a CDFI similar to those received in the past may be lost.

The Bank and the Company are certified as CDFIs by the United States Department of the Treasury. CDFI status increases a financial institution's potential for receiving grants and awards that, in turn, enable the financial institution to increase the level of community development financial services that it provides to communities. Broadway Federal Bank received over $3 million in Bank Enterprise Awards from the CDFI Fund over the last ten years. We reinvest the proceeds from CDFI-related grants and awards back into the communities we serve. While we believe we will be able to meet the certification criteria required to continue our CDFI status, there is no certainty that we will be able to do so. If we do not meet one or more of the criteria, the CDFI Fund, in its sole discretion, may provide an opportunity for us to cure deficiencies prior to issuing a notice of termination of certification. A loss of CDFI status, and the resulting inability to obtain certain grants and awards received in the past, could have an adverse effect on our financial condition, results of operations or business.

Systems failures, interruptions and cybersecurity breaches in our information technology and telecommunications systems and of third-party service providers could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and the systems of its third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. If significant, sustained, or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems and of our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such cybersecurity incident, or to alleviate problems caused by such cybersecurity incident. However, there can be no certainty that these measures will be sufficient in safeguarding against any such threats. Security breaches and viruses potentially exposing sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees, could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities and reputational harm. Further, there can be no assurance that our insurance coverage will be sufficient to cover any losses that may result from a cybersecurity incident or breach of our systems.

The financial services industry is undergoing rapid technological change, and we may not have the resources to effectively implement new technology or may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to reduce costs while increasing customer service and convenience. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or incurring significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that we are able to provide, which may put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services.

The markets in which we operate are susceptible to natural disasters, including earthquakes, fires, drought, flooding, extreme heat, and other severe weather or catastrophic events, any of which could result in a disruption of our operations and increases in loan losses.

A significant portion of our business is generated from markets that have been, and will continue to be, susceptible to damage by earthquakes, fires, drought, major seasonal flooding, and other severe weather or catastrophic events. In addition, natural disasters and other adverse external events can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. The value of real estate or other collateral that secures our loans could be materially and adversely affected by a disaster, resulting in decreased revenue and loan losses that could have a material adverse effect on our business, financial condition or results of operations. If the economies in our primary markets experience an overall decline as a result of a natural disaster, severe weather, or other catastrophic event, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies, and loan losses may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans.

Risks Relating to the Company Being a Public Benefit Corporation

We cannot provide any assurance that we will achieve our public benefit purposes.

As a public benefit corporation, we are required to seek to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders' pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our certificate of incorporation. There is no assurance that we will achieve our public benefit purposes or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our financial condition, results of operations, assets, or business. As a public benefit corporation, we are required to report publicly at least biennially on the overall public benefit performance and on the assessment of our success in achieving our specific public benefit purpose. If we are not timely in providing this report or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or who are regulators or others reviewing its credentials, our reputation and status as a public benefit corporation may be harmed.

As a Delaware public benefit corporation, our focus on specific public benefit purposes and producing a positive effect for society can negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus primarily on maximizing stockholder value, directors of the Company (as a public benefit corporation) have a fiduciary duty to consider not only our stockholders' interests, but also the Company's specific public benefit purposes and the interests of other stakeholder constituencies and to balance those interests in making business decisions. As a result, actions we take that we believe to be in the best interests of those stakeholders and to help achieve our specific benefit purposes do not always fully align with our stockholder's pecuniary interests. While we intend our status as a public benefit corporation to provide an overall net benefit to the Company, our customers, employees, community, and stockholders, this could result in actions or decisions that may not maximize the income generated from our business. In addition, our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all. Accordingly, our corporate form as a public benefit corporation and compliance with the related obligations can have an adverse effect on our financial condition, results of operations, assets or business.

Furthermore, as a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be and, therefore, our stockholders' ability to realize their investment through an acquisition may be reduced. Public benefit corporations may also not be attractive targets for activists or hedge fund investors because directors are required to balance our stockholders' pecuniary interests, the best interests of those materially affected by our Company's conduct, and the public benefit or benefits identified by the Company's certificate of incorporation, and stockholders committed to the public benefit can bring a suit to enforce this balancing requirement. Further, because the board of directors of a public benefit corporation considers additional constituencies rather than just maximizing stockholder value, Delaware public benefit corporation law could make it easier for a board to reject a hostile bid, even if the takeover would provide the greatest short-term financial gain to stockholders.

As a Delaware public benefit corporation, the Company's directors have a fiduciary duty to consider not only our stockholders' interests, but also the specific public benefit purposes we have committed to promote and the interests of other stakeholder constituencies. If a conflict between such interests arises, there is no guarantee such conflict would be resolved in favor of the interests of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit purposes and the interests of other stakeholder constituencies. Under Delaware law, directors are shielded from liability for breach of their fiduciary duties if they make informed and disinterested decisions that serve a rational purpose. Unlike traditional corporations which must focus exclusively on stockholder value, as a public benefit corporation, our directors are not merely permitted, but obligated, to consider, in addition to the interests of stockholders, the Company's specific public benefit purposes and the interests of other stakeholder constituencies in making business decisions. In the event of a conflict between the interests of our stockholders and the specific public benefit purposes, we have a commitment to consider the interests of other stakeholder constituencies, and therefore, our directors are obligated to balance those interests, and are deemed to have satisfied their fiduciary duties as long as their decisions are informed and disinterested and are not decisions that no person of ordinary, sound judgment would approve. As a result, there is no certainty that a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our financial condition, results of operations, assets or business.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on its financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the company's outstanding shares or, in the case of a corporation with shares listed on a national securities exchange, the lesser of such percentage or shares with a market value of at least $2 million as of the date the action is filed) are entitled to file a lawsuit (individual, derivative, or any other type of action) claiming the directors failed to balance stockholder and public benefit interests. This potential claim does not exist for traditional corporations. Therefore, we are subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact management's ability to effectively execute our strategy. Additionally, such derivative litigation may be costly, which may have an adverse impact on our financial condition, results of operations, assets, or business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ an in-depth, layered, defensive approach that leverages people, processes, and technology to manage and maintain cybersecurity controls. We employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected persistent threats. Notwithstanding the strength of our defensive measures, the threat from cybersecurity attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to date we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our customers.

The security and maintenance of our information technology systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are managed and monitored by a dedicated information technology team, which is led by our Chief Information Security Officer, and includes mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and to maintain a stable information technology environment. For example, we conduct penetration and vulnerability tests, data recovery tests, security audits, and ongoing risk assessments, including due diligence on our key technology vendors, contractors, and suppliers. We conduct regular employee training on cybersecurity and information security, among other topics. In addition, we consult with outside advisors and experts, when appropriate, on a regular basis to assist with assessing, identifying, and managing cybersecurity risks, including anticipated future threats and trends, and their estimated impact on the Company's risk environment.

Our Chief Information Security Officer, who reports to the Chief Operating Officer, has over 27 years of experience managing information technology and cybersecurity matters and is experienced in cloud, infrastructure management, business operations, and cybersecurity, and, together with our Information Technology Steering Committee, is responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. We have not identified risks from known cybersecurity threats, including as a result of prior cybersecurity incidents, that have materially affected us, and we face ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A "Risk Factors." under the heading "Systems failures, interruptions and cybersecurity breaches in our information technology and telecommunications systems and of third-party service providers could have a material adverse effect on us."

The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate cybersecurity risks. The Risk and Compliance Committee is a board-level committee designated by our board to oversee cybersecurity risks. The Risk and Compliance Committee receives updates on cybersecurity matters at least quarterly, and our processes require ad hoc updates within two days of a breach as part of the Bank's cybersecurity risk management strategy designed to protect the information and assets that are critical to our business. The full Board of Directors receives an Annual Report from the Chief Information Security Officer on the Bank's Information Technology Systems, including cybersecurity risk.

ITEM 2. PROPERTIES

We conduct our business through two administrative offices, one in Washington, D.C. and one in Los Angeles, California. We have three branch offices, one in Washington, D.C., one in Los Angeles, California, and one in Inglewood, California. Our loan service operation is also conducted from our Inglewood, California branch. There are no mortgages, material liens or encumbrances against any of our owned properties. We believe that all the properties are adequately covered by insurance, and that our facilities are adequate to meet our present needs.

Location	Leased or Owned	Original Date Leased or Acquired	Date of Lease Expiration
East Coast Administrative Offices & Branch	Owned	2003	—
1432 U Street NW			
Washington, D.C. 20009			
Employee Parking Lot....................................	Owned	2018	—
14 T Street NW			
Washington, D.C. 20009			
West Coast Administrative Offices/Loan Origination Center ...	Leased	2021	Oct.2026
4601 Wilshire Blvd, Suite 150			
Los Angeles, CA 90010			
Branch Office/Loan Service Center.........................	Owned	1996	—
170 N. Market Street			
Inglewood, CA 90301			
Exposition Park Branch Office	Owned	1996	—
4001 South Figueroa Street			
Los Angeles, CA 90037			

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are defendants in various litigation matters from time to time. In our opinion, the disposition of any litigation and other legal and regulatory matters currently pending or threatened against us would not have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Capital Market under the symbol ''BYFC.''

The closing sale price for our common stock on the Nasdaq Capital Market on April 30, 2024 was $4.96 per share. As of April 25, 2024, we had 5,805 stockholders of record. As of April 30, 2024, we had 6,033,212 shares of Class A voting common stock outstanding, 1,425,574 shares of Class B non-voting common stock outstanding and 1,672,562 shares of Class C non-voting stock outstanding. Our non-voting common stock (Class B and Class C) is not listed for trading on the Nasdaq Capital Market, but our Class C stock is convertible into our voting common stock in connection with certain sale or other transfer transactions.

In general, we may pay dividends out of funds legally available for that purpose at such times as our Board of Directors determines that dividend payments are appropriate, after considering our net income, capital requirements, financial condition, alternate investment options, prevailing economic conditions, industry practices and other factors deemed to be relevant at the time. We suspended our prior policy of paying regular cash dividends in May 2010 in order to retain capital for reinvestment in the Company's business.

On October 31, 2023, the Company effected a reverse stock split of the Company's outstanding shares of Class A common stock, Class B common stock, and Class C common stock, par value $0.01 per share, at a ratio of 1-for-8 (the ''Reverse Stock Split''). The shares of Class A Common Stock listed on The Nasdaq Capital Market commenced trading on The Nasdaq Capital Market on a post- Reverse Stock Split adjusted basis at the open of business on November 1, 2023. As a result of the Reverse Stock Split, the number of issued and outstanding shares of common stock immediately prior to the Reverse Stock Split was reduced such that every 8 shares of common stock held by a stockholder immediately prior to the Reverse Stock Split were combined and reclassified into one share of common stock. All common stock share amounts and per share numbers discussed herein have been retroactively adjusted, as applicable, for the Reverse Stock Split.

Unregistered Sales of Equity Securities

None.

Repurchases of Equity Securities

Period	(a) Total number of share purchased[1]	(b) Average price paid per share[1]	(c) Total number of share purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) or shares that may yet be purchased under the plans or programs
October 2023	244,771[2]	$ 7.2760[2]	—	—
November 2023	—	—	—	—
December 2023	—	—	—	—
Total	244,771	$ 7.2760	—	—

(1) Share and per share amounts have been retroactively adjusted, as applicable, for the 1-for-8 reverse stock split effective November 1, 2023.

(2) On October 31, 2023 the Company purchased 244,771 shares of its Class A (voting) Common Stock (adjusted for the 1-for-8 reverse stock split effective November 1, 2023) from the Federal Deposit Insurance Corporation (''FDIC''), which obtained the shares when it was appointed receiver for First Republic Bank upon its closure earlier in 2023. The purchased shares represented just under 4.0% of the Company's total voting shares prior to the purchase, and over 2.6% of the Company's total common equity. The Company purchased the shares at a price of $7.2760 per share (adjusted for the 1-for-8 reverse stock split effective November 1, 2023), which represented the 20-day volume weighted average price for the Class A shares over the period ended October 24, 2023. The purchase was financed from cash on hand and the shares were retired.

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued under equity compensation plans as of December 31, 2023.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2008 Long Term Incentive Plan	—	$ —	—
2018 Long Term Incentive Plan	31,250	12.96	449,871
Equity compensation plans not approved by security holders:			
None	—	—	—
Total	31,250	$12.96	449,871

On June 21, 2023, the Company issued 92,720 shares of restricted stock to its officers and employees under the Amended and Restated 2018 Long-Term Incentive Plan (''LTIP''), of which 11,237 shares have been forfeited as of December 31, 2023. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During the year ended December 31, 2023, the Company recorded $104 thousand of stock-based compensation expense related to these restricted stock awards.

In February 2023 and 2022, the Company awarded 9,230 and 5,898 shares of common stock, respectively, to its directors under the LTIP, which are fully vested. The Company recorded $95 thousand and $84 thousand of compensation expense in the years ended December 31, 2023 and December 31, 2022, respectively, based on the fair value of the stock on the date of the award.

In March 2022, the Company issued 61,908 shares of restricted stock to its officers and employees under the LTIP, of which 17,012 shares have been forfeited as of December 31, 2023. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During 2023 and 2022, the Company recorded $139 thousand and $133 thousand of stock-based compensation expense related to shares awarded to employees.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and other factors that have affected our reported results of operations and financial condition or may affect our future results or financial condition. The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 8, ''Financial Statements and Supplementary Data,'' of this Annual Report on Form 10-K.

Overview

Total assets increased by $191.1 million to $1.4 billion at December 31, 2023, compared to $1.2 billion at December 31, 2022, primarily due to growth in net loans of $112.4 million and growth in interest-bearing deposits in other banks of $91.1 million, partially offset by a decrease of $12.0 million in investment securities available-for-sale.

Total liabilities increased by $188.7 million to $1.1 billion at December 31, 2023 from $904.6 million at December 31, 2022. The increase in total liabilities during 2023 resulted primarily from increases in borrowings of $100.0 million from the Bank Fund Term Program, as well as increases of $81.0 million in FHLB advances and $10.0 million in securities sold under agreements to repurchase, offset by a net $4.3 million decrease in total deposits.

We recorded net income of $4.5 million for the year ended December 31, 2023 or $0.51 per share compared to net income of $5.6 million or $0.62 per share for the year ended December 31, 2022. The $1.6 million decrease in pretax net income during the year ended December 31, 2023 compared to the prior year was primarily due to a decline in net interest income of $3.4 million and an increase in non-interest expense of $2.4 million, which were primarily offset by an increase in grant income of $4.2 million.

The following table summarizes the return on average assets, the return on average equity and the average equity to average assets ratios for the periods indicated:

	For the Years Ended December 31,		
	2023	2022	2021
Return on average assets	0.37%	0.52%	(0.54)%
Return on average equity	1.62%	2.19%	(4.46)%
Average equity to average assets	22.60%	23.60%	11.54%

Comparison of Operating Results for the Years Ended December 31, 2023 and 2022

General

Our most significant source of income is net interest income, which is the difference between our interest income and our interest expense. Generally, interest income is generated from our loans and investments (interest earning assets) and interest expense is incurred from deposits and borrowings (interest-bearing liabilities). Typically, our results of operations are also affected by our provision for credit losses, non-interest income generated from service charges and fees on loan and deposit accounts, gains or losses on the sale of loans and REO, non-interest expenses, and income taxes.

Net Interest Income

For the year ended December 31, 2023, net interest income before provision for credit losses decreased by $3.4 million, or 10.3%, to $29.5 million, compared to $32.9 million for the year ended December 31, 2022. The decrease resulted from higher interest expense, primarily due to an increase in the cost of borrowings and deposits.

Interest income and fees on loans receivable increased by $8.4 million during the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily due to an increase of $134.0 million in the average balance of loans receivable which increased interest income by $6.0 million. In addition, there was an increase in the average loan yield from 4.26% for the year ended December 31, 2022, to 4.59% for the year ended December 31, 2023, which increased interest income by $2.4 million.

Interest income on securities increased by $3.1 million to $8.7 million for the year ended December 31, 2023, compared to $5.6 million for the year ended December 31, 2022. The increase in interest income on securities primarily resulted from an increase of $70.5 million in the average balance of securities, which increased interest income by $1.8 million. In addition, we had an increase of 47 basis points in the average interest yield earned on investment securities during 2023, which reflected the rising interest rate environment and increased interest income by $1.3 million.

Other interest income decreased by $0.6 million in 2023, compared to the same period in 2022, primarily due to a decrease of $133.5 million in the average balances of interest-earning deposits which was partially offset by a 2.95% increase in the average yield on interest-earning deposits during the year ended December 31, 2023, compared to the year ended December 31, 2022. The Company also recorded $551 thousand in higher interest income on regulatory stock during 2023, primarily due to an $8.1 million increase in average balances of FRB & FHLB stock.

Interest expense on deposits increased by $5.4 million during calendar 2023, compared to calendar 2022, due to an increase of 99 basis points in the average cost of deposits. The average cost of deposits increased to 1.30% for 2023, compared to 0.31% for 2022, which increased interest expense by $6.1 million. This increase was offset by a decrease of $104.1 million in the average balance of deposits, which decreased interest expense by $684 thousand.

Interest expense on borrowings increased by $8.9 million to $10.3 million during the year ended December 31, 2023, compared to $1.3 million during the year ended December 31, 2022. The increase was primarily due to an increase in the average balance of outstanding FHLB advances of $115.7 million, which increased interest expense by $3.8 million, and a 296 basis point increase in the average rate paid on FHLB advances which increased interest expense by $3.5 million. Further, an increase in the average rate paid on securities sold under agreements to repurchase of 229 basis points compared to the prior year increased interest expense by $1.7 million.

The net interest margin decreased to 2.55% for the year ended 2023 from 3.05% for the year ended 2022, primarily due to the average cost of funds increasing to 2.15% for the year ended 2023 from 0.42% for the year ended 2022 due to rate increases by the Federal Reserve. This increase was partially offset by an improvement of 72 basis points in the average yield earned on average interest-earning assets.

Analysis of Net Interest Income

Net interest income is the difference between income on interest earning assets and the expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest earning assets and interest-bearing liabilities and the interest rates earned or paid on them. The following table sets forth average balances, average yields and costs, and certain other information for the years indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred loan fees, deferred origination costs, and discounts and premiums that are amortized or accreted to interest income or expense. We do not accrue interest on loans that are on non-accrual status; however, the balance of these loans is included in the total average balance, which has the effect of reducing average loan yields.

	For the Years Ended December 31,								
	2023			2022			2021		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets									
Interest-earning assets:									
Interest-earning deposits	$ 14,013	$ 573	4.09%	$ 147,482	$ 1,677	1.14%	$203,493	$ 302	0.15%
Securities	322,764	8,697	2.69%	252,285	5,596	2.22%	121,623	1,396	1.15%
Loans receivable[(1)]	808,850	37,143	4.59%	674,837	28,732[(2)]	4.26%	537,872	22,831[(3)]	4.24%
FRB and FHLB stock	11,860	815	6.87%	3,732	264	7.07%	3,862	223	5.77%
Total interest-earning assets	1,157,486	$47,228	4.08%	1,078,336	$36,269	3.36%	866,850	$24,752	2.86%
Non-interest-earning assets	74,138			65,213			51,386		
Total assets	$1,231,624			$1,143,549			$918,236		

(Dollars in thousands)	2023 Average Balance	2023 Interest	2023 Average Yield/ Cost	2022 Average Balance	2022 Interest	2022 Average Yield/ Cost	2021 Average Balance	2021 Interest	2021 Average Yield/ Cost
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Money market deposits	$ 126,831	$ 4,269	3.37%	$ 192,835	$ 1,288	0.67%	$159,157	$ 660	0.41%
Savings deposits	59,928	147	0.25%	66,033	58	0.09%	67,660	204	0.30%
Interest checking and other demand deposits	236,244	360	0.15%	240,380	220	0.08%	213,286	105	0.05%
Certificate accounts	154,275	2736	1.77%	182,050	538	0.30%	192,795	707	0.37%
Total deposits	577,278	7,512	1.30%	681,298	2,104	0.31%	632,898	1,676	0.26%
FHLB advances	177,261	8,331	4.70%	61,593	1,071	1.74%	100,471	1,968	1.96%
Junior subordinated debentures	—	—	—%	—	—	—%	2,335	60	2.57%
BTFP borrowing	822	40	4.87%	—	—	—%	—	—	—%
Other borrowings	72,465	1,883	2.60%	61,106	234	0.38%	46,836	45	0.10%
Total borrowings	250,548	10,254	4.09%	122,699	1,305	1.06%	149,642	2,073	1.39%
Total interest-bearing liabilities	827,826	$17,766	2.15%	803,997	$ 3,409	0.42%	782,540	$ 3,749	0.48%
Non-interest-bearing liabilities	125,401			115,665			29,767		
Stockholders' equity	278,397			223,887			105,929		
Total liabilities and stockholders' equity	$1,231,624			$1,143,549			$918,236		
Net interest rate spread[4]		$29,462	1.93%		$32,860	2.94%		$21,003	2.38%
Net interest rate margin[5]			2.55%			3.05%			2.42%
Ratio of interest-earning assets to interest-bearing liabilities			139.82%			134.12%			110.77%

(1) Amount is net of deferred loan fees, loan discounts and loans in process, and includes deferred origination costs, loan premiums and loans receivable held for sale.

(2) Includes non-accrual interest of $102 thousand, reflecting interest recoveries on non-accrual loans that were paid off for the year ended December 31, 2022.

(3) Includes non-accrual interest of $162 thousand, reflecting interest recoveries on non-accrual loans that were paid off for the year ended December 31, 2021.

(4) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(5) Net interest rate margin represents net interest income as a percentage of average interest-earning assets.

Changes in our net interest income are a function of changes in both rates and volumes of interest earning assets and interest-bearing liabilities. The following table sets forth information regarding changes in our interest income and expense for the years indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the total change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2023 Compared to Year Ended December 31, 2022			Year Ended December 31, 2022 Compared to Year Ended December 31, 2021		
	Increase (Decrease) in Net Interest Income			Increase (Decrease) in Net Interest Income		
	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total
	(In thousands)					
Interest-earning assets:						
Interest-earning deposits and other short-term investments	$(2,536)	$ 1,432	$ (1,104)	$ (105)	$1,480	$ 1,375
Securities	1,753	1,348	3,101	2,248	1,952	4,200
Loans receivable, net	6,027	2,384	8,411	5,831	70	5,901
FRB and FHLB stock	559	(8)	551	(8)	49	41
Total interest-earning assets	5,802	5,157	10,959	7,966	3,551	11,517
Interest-bearing liabilities:						
Money market deposits	(580)	3,561	2,981	162	466	628
Savings deposits	(6)	95	89	(5)	(141)	(146)
Interest checking and other demand deposits	(4)	144	140	39	76	115
Certificate accounts	(94)	2,292	2,198	(38)	(131)	(169)
Total deposits	(684)	6,092	5,408	158	270	428
FHLB advances	3,807	3,453	7,260	(695)	(202)	(897)
BTFP borrowing	40	—	40	—	—	—
Junior subordinated debentures	—	—	—	(60)	—	(60)
Other borrowings	51	1,598	1,649	18	171	189
Total borrowings	3,898	5,051	8,949	(737)	(31)	(768)
Total interest-bearing liabilities	3,214	11,143	14,357	(579)	239	(340)
Change in net interest income	$ 2,588	$ (5,986)	$ (3,398)	$8,545	$3,312	$11,857

Provision for Credit Losses

During the year ended December 31, 2023, we recorded a provision for credit losses under the Current Expected Credit Loss (''CECL'') methodology of $933 thousand, compared to a loan loss provision under the previously used incurred loss model of $997 thousand during the same period in 2022. No loan charge-offs were recorded during the year ended December 31, 2023 or 2022. The Bank recorded a recovery of $216 thousand during the fourth quarter of 2023. See ''Allowance for Credit Losses'' for additional information.

Non-Interest Income

For the year ended December 31, 2023, non-interest income totaled $5.4 million, compared to $1.2 million for the year-ended December 31, 2022. The increase of $4.2 million in non-interest income was primarily the result of non-recurring income of $3.7 million from a special grant from the U.S. Treasury's Community Development Financial Institutions Fund recognized during 2023 and a $437 thousand recurring Bank Enterprise Award grant.

Non-Interest Expense

Non-interest expenses totaled $27.4 million for the year ended December 31, 2023, compared to $24.9 million for the year ended December 31, 2022, primarily due to increases in compensation and benefits expenses of $1.4 million, professional fees of $368 thousand, occupancy expense of $255 thousand and supervisory costs of $200 thousand, partially offset by a decrease in information services expense of $156 thousand.

The increase of $1.4 million in compensation and benefits expense during 2023 compared to 2022 was primarily attributable to additional full-time employees that the Bank hired over the past twelve months in various production and administrative support positions. These hires were part of the Company's overall efforts to expand its operational capabilities to strategically grow its balance sheet and fulfill the intersecting lending objectives of the Company's mission and the funding received from the Emergency Capital Investment Program of the United States Department of the Treasury. A portion of the increase in compensation expenses during the year ended December 31, 2023 pertained to recruiting expenses.

Income Taxes

Income tax expense or benefit is computed by applying the statutory federal income tax rate of 21%. State taxes are recorded at the State of California tax rate and Washington, D.C. tax rate, according to the state apportionment calculation as Bank's operations are conducted in both California and the Washington, D.C. area. The Company recorded an income tax expense of $2.0 million for the year ended December 31, 2023, representing an effective tax rate of 30.4%, compared to an income tax expense of $2.4 million for the year ended December 31, 2022, representing an effective tax rate of 29.7%. The effective tax rate for each year differs from the 21% federal statutory rate due to the impact of state taxes as well as various permanent tax differences, vesting of stock-based compensation and other discrete items.

The effective tax rate for 2023 increased from 2022 primarily due to the effect of certain permanent tax differences and discrete items.

Our deferred tax asset totaled $9.5 million at December 31, 2023 and $11.9 million at December 31, 2022. See Note 1 ''Summary of Significant Accounting Policies'' and Note 14 ''Income Taxes'' of the Notes to Consolidated Financial Statements for a further discussion of income taxes and a reconciliation of income tax at the federal statutory tax rate to the actual income tax benefit.

Comparison of Financial Condition at December 31, 2023 and 2022

Securities Available-For-Sale

As of December 31, 2023, we had $317.0 million of investment securities classified as available-for-sale, compared to $328.7 million at December 31, 2022. The decrease during 2023 was primarily due to $18.4 million of principal payments and maturities, partially offset by a $5.6 million increase in the fair value of investment securities available-for-sale during the year ended December 31, 2023.

Loans Receivable Held for Investment

Loans receivable held for investment, net of the allowance for credit losses, totaled $880.5 million at December 31, 2023, compared to $768.0 million at December 31, 2022. The increase of $112.4 million in loans receivable held for investment during 2023 was primarily due to originations of $162.1 million in new loans, $78.9 million of which were multi-family loans, $40 million of which were construction loans, $26.8 million of which were commercial loans, and $16.4 million of which were commercial real estate loans. Loan repayments during 2023 totaled $47.2 million.

During 2022, the Bank originated $273.4 million in new loans, $141.6 million of which were multi-family loans, $75.3 million of which were commercial real estate loans, $29.6 million of which construction loans, and $26.6 million of which were commercial loans.

Allowance for Credit Losses

Effective January 1, 2023, the Company accounts for credit losses on loans in accordance with ASC 326, which requires the Company to record an estimate of expected lifetime credit losses for loans at the time of origination or acquisition. The ACL is maintained at a level deemed appropriate by management to provide for expected credit losses in the portfolio as of the date of the consolidated statements of financial condition. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. The measurement of the ACL is performed by collectively evaluating loans with similar risk characteristics. The Company measures the ACL for each of its loan segments using the WARM method. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

Our ACL was $7.3 million or 0.83% of our gross loans receivable held for investment at December 31, 2023 compared to $4.4 million, or 0.57% of our gross loans receivable held for investment at December 31, 2022. The increase was primarily due to the implementation of the CECL methodology adopted by the Bank effective January 1, 2023, which increased the ACL by $1.8 million. In addition, the Bank recorded an additional provision for credit losses of $935 thousand for the twelve months ended December 31, 2023. CECL methodology includes estimates of expected loss rates in the future, whereas the former ALLL methodology did not.

Our non-performing loans consist of delinquent loans that are 90 days or more past due and other loans, including loans modified in response to a borrower's financial difficulty, that do not qualify for accrual status. At December 31, 2023, NPLs totaled $0 compared to $144 thousand (or 0.02% of gross loans) at December 31, 2022. The decrease in NPLs was the result of payments received from borrowers that were applied to the outstanding principal balance. The Bank did not have any REO at December 31, 2023 or 2022. There were no loans that were modified in response to a borrower's financial difficulty during 2023.

We believe the ACL is adequate to cover expected losses in the loan portfolio as of December 31, 2023, but because of uncertainty regarding the future value of the loan portfolio, there can be no assurance that actual losses will not exceed the estimated amounts. In addition, the OCC and the FDIC periodically review the ACL as an integral part of their examination process. These agencies may require an increase in the ACL based on their judgments of the information available to them at the time of their examinations.

See Note 1 ''Summary of Significant Accounting Policies'' to the Company's Consolidated Financial Statements for further discussion.

Office Properties and Equipment, Net

Net office properties and equipment decreased by $451 thousand to $9.8 million at December 31, 2023 from $10.3 million as of December 31, 2022. Depreciation expense was $385 thousand and $376 thousand for the years 2023 and 2022, respectively.

Goodwill and Core Deposit Intangible

As a result of the Merger, the Company recorded $25.9 million of goodwill. Goodwill acquired in a purchase business combination that is determined to have an indefinite useful life is not amortized, but is tested for impairment at least annually or more frequently if events and circumstances exist that indicate the necessity for such impairment tests to be performed. During the year ended December 31, 2023, the Company recorded no change in the deferred tax estimate expense related to the goodwill asset.

No impairment charges were recorded during 2023 for goodwill impairment. Management's assessment of goodwill is performed in accordance with ASC 350-20 – *Intangibles-Goodwill and Other*, which allows the Company to perform a qualitative assessment of goodwill to determine if it is more likely than not the fair value of the Company's equity is below its carrying value. The Company performed its qualitative assessment as of December 31, 2023.

The Company recorded $3.3 million of core deposit intangible asset as a result of the Merger. The core deposit intangible asset is amortized on an accelerated basis reflecting the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The estimated life of the core deposit intangible is approximately 10 years. During the year ended December 31, 2023, the Company recorded $390 thousand of amortization expense related to the core deposit intangible asset.

The following table outlines the estimated amortization expense related to the core deposit intangible asset during the next five fiscal years and thereafter:

	(In thousands)
2024	$ 336
2025	315
2026	304
2027	291
2028	279
Thereafter	586
	$2,111

Deposits

Deposits at December 31, 2023 were $682.6 million compared to $686.9 million at December 31, 2022. The decrease in deposits of $4.3 million was primarily caused by some depositors leaving the Bank for higher interest rates available elsewhere, even after management made reasonable attempts to be responsive to the higher interest rate environment.

Five customer relationships accounted for approximately 28% of our deposit balances at December 31, 2023. We expect to maintain these relationships with these customers for the foreseeable future.

As of December 31, 2023 and 2022, approximately $286.4 million and $212.9 million of our total deposits were not insured by FDIC insurance.

Borrowings

Total borrowings at December 31, 2023 consisted of advances to the Bank from the FHLB of $209.3 million, repurchase agreements of $73.5 million, and borrowings associated with the BTFP borrowing activities of $100.0 million, compared to advances from the FHLB of $128.3 million and repurchase agreements of $63.5 million at December 31, 2022.

Balances of outstanding FHLB advances increased to $209.3 million at December 31, 2023, from $128.3 million at December 31, 2022, primarily due to $456.1 million in advances from the FHLB of Atlanta, offset by repayments of $375.1 million of advances from the FHLB of Atlanta. The weighted average rate on FHLB advances was 4.91% at December 31, 2023, compared to 3.74% at December 31, 2022.

Borrowings under the BTFP with the Federal Reserve were $100 million as of December 31, 2023. The interest rate was fixed at 4.84% and the borrowing matures on December 29, 2024. Investment securities with a book value of $107.3 million and a fair value of $98.3 million were pledged as collateral for this borrowing as of December 31, 2023. There are no prepayment penalties for early payoff. As the BTFP ended on March 11, 2024, no additional borrowings can be made under the program.

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Bank's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2023, securities sold under agreements to repurchase totaled $73.5 million at an average rate of 2.60%. These agreements mature on a daily basis. The fair value of securities pledged totaled $89.0 million as of December 31, 2023 and included $47.8 million of U.S. Treasuries, $30.2 million of federal agency debt, and $11.0 million of federal agency mortgage-backed securities. As of December 31, 2022, securities sold under agreements to repurchase totaled $63.5 million at an average rate of 0.38%. The fair value of securities pledged totaled $64.4 million as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities.

One customer relationship accounted for 85% of our balance of securities sold under agreements to repurchase. We expect to maintain this relationship for the foreseeable future.

In connection with the New Market Tax Credit activities of City First Bank, CFC 45 is a partnership whose members include CFNMA and City First New Markets Fund II, LLC. This CDE acts in effect as a pass-through for a Merrill Lynch allocation totaling $14.0 million that needed to be deployed. In December 2015, Merrill Lynch made a $14.0 million non-recourse loan to CFC 45, whereby CFC 45 passed that loan through to a QALICB. The loan to the QALICB is secured by a Leasehold Deed of Trust that, due to the pass-through, non-recourse structure, is operationally and ultimately for the benefit of Merrill Lynch rather than CFC 45. Debt service payments received by CFC 45 from the QALICB are passed through to Merrill Lynch in return for which CFC 45 receives a servicing fee. This note was paid off during January 2024. The financial statements of CFC 45 are consolidated with those of the Bank and the Company.

Stockholders' Equity

Stockholders' equity was $281.9 million, or 20.5% of the Company's total assets, at December 31, 2023, compared to $279.5 million, or 23.6% of the Company's total assets, at December 31, 2022. In 2022, the Company sold $150 million in preferred stock to the U.S. Government under the ECIP Program.

During the first quarter of 2022, the Company completed the exchange of all the Series A Fixed Rate Cumulative Redeemable Preferred Stock, with an aggregate liquidation value of $3.0 million, plus accrued dividends, for 149,164 shares of Class A Common Stock at an exchange price of $2.51 per share of Class A Common Stock.

During December of 2022, the Company issued a $5 million line of credit to the ESOP Plan for the purchase of additional shares. As of December 31, 2023, the trustee for the ESOP had purchased 428,327 shares at a total cost of $3.9 million.

On October 31, 2023 the Company purchased 244,771 shares of its Class A (voting) Common Stock (adjusted for the 1-for-8 reverse stock split effective November 1, 2023) from the Federal Deposit Insurance Corporation (''FDIC''), which obtained the shares when it was appointed receiver for First Republic Bank upon its closure earlier in 2023. The purchased shares represented just under 4.0% of the Company's total voting shares prior to the purchase, and over 2.6% of the Company's total common equity. The Company purchased the shares at a price of $7.2760 per share (adjusted for the 1-for-8 reverse stock split effective November 1, 2023), which represented the 20-day volume weighted average price for the Class A shares over the period ended October 24, 2023.

The Company's book value per common share was $14.65 at December 31, 2023, and its tangible book value per common share was $11.55 at December 31, 2023. Tangible book value per common share is a non-GAAP measurement that excludes goodwill and the net unamortized core deposit intangible asset, which were both originally recorded in connection with the Merger. The Company uses this non-GAAP financial measure to provide meaningful supplemental information regarding the Company's financial condition and operational performance, and to enhance comparability with banks that have not recorded goodwill and core deposit intangibles in a merger transaction. A reconciliation between common book value (calculated in accordance with GAAP) and tangible book value per common share December 31, 2023 is shown as follows:

	Common Equity Capital	Shares Outstanding	Per Share Amount
	(Dollars in thousands)		
Common book value	$131,903	9,001,613	$14.65
Less:			
Goodwill	25,858		
Net unamortized core deposit intangible	2,111		
Tangible book value	$103,934	9,001,613	$11.55

Capital Resources

Our principal subsidiary, City First, must comply with capital standards established by the OCC in the conduct of its business. Failure to comply with such capital requirements may result in significant limitations on its business or other sanctions. As a ''small bank holding company'', we are not subject to consolidated capital requirements under the new Basel III capital rules. The current regulatory capital requirements and possible consequences of failure to maintain compliance are described in Part I, Item 1 ''Business-Regulation'' and in Note 16 ''Regulatory Matters'' of the Notes to Consolidated Financial Statements.

Liquidity

The objective of liquidity management is to ensure that we have the continuing ability to fund operations and meet our obligations on a timely and cost-effective basis. The Bank's sources of funds include deposits, advances from the FHLB, other borrowings, proceeds from the sale of loans and investment securities, and payments of principal and interest on loans and investment securities. The Bank is currently approved by the FHLB of Atlanta to borrow up to 25% of total assets to the extent the Bank provides qualifying collateral and holds sufficient FHLB stock. This approved limit and collateral requirement would have permitted the Bank to borrow an additional $117.0 million at December 31, 2023 based on pledged collateral. In addition, the Bank had additional lines of credit of $10.0 million with other financial institutions as of that date.

The Bank has a significant concentration of deposits with five long-time customers that accounted for approximately 28% of its deposits as of December 31, 2023. In addition, the Bank has a significant concentration of short-term borrowings from one customer that accounted for 85% of out the outstanding balance of securities sold under agreements to repurchase as of December 31, 2023. The Bank expects to maintain these relationships with the customers for the foreseeable future.

As of December 31, 2023, approximately $286.4 million of our total deposits (including deposits from affiliates) were not insured by FDIC insurance, which represented 37% of total deposits.

The Bank's primary uses of funds include withdrawals of and interest payments on deposits, originations of loans, purchases of investment securities, and the payment of operating expenses. Also, when the Bank has more funds than required for reserve requirements or short-term liquidity needs, the Bank invests excess cash with the Federal Reserve Bank or other financial institutions. The Bank's liquid assets at December 31, 2023 consisted of $105.2 million in cash and cash equivalents and $186.0 million in securities available-for-sale that were not pledged, compared to $16.1 million in cash and cash equivalents and $250.3 million in securities available-for-sale that were not pledged at December 31, 2022. We believe that the Bank has sufficient liquidity to support growth over the foreseeable future.

The Company's liquidity, separate from the Bank, is based primarily on the proceeds from financing transactions, such as the preferred stock sold to the U.S. Treasury in 2022 and the private placements completed in December 2016, and April 2021 and dividends received from the Bank in 2022 and 2023.

The Company recorded consolidated net cash inflows from operating activities of $7.6 million and $6.3 million during the years ended December 31, 2023 and 2022, respectively. Net cash inflows from operating activities during 2023 were primarily attributable to net income of $4.5 million and a $2.3 million net increase in accrued expenses and other liabilities. Net cash inflows from operating activities during 2022 were primarily attributable to net income of $5.7 million and a $1.5 million increase in deferred taxes.

The Company recorded consolidated net cash outflows from investing activities of $100.0 million and $324.0 million during the years ended December 31, 2023 and 2022, respectively. Net cash outflows from investing activities during 2023 were primarily attributable to $115.3 million of net loan originations. Net cash outflows from investing activities during 2022 were primarily attributable to $215.5 million of purchases of available-for-sale securities and $120.0 of net loan originations.

The Company recorded consolidated net cash inflows from financing activities of $181.5 million and $102.2 million during the years ended December 31, 2023 and 2022, respectively. Net cash inflows from financing activities during 2023 were primarily attributable to $456.1 million of proceeds from FHLB advances and $100.0 million of proceeds from the BTFP, partially offset by $375.1 million of FHLB repayments. Net cash inflows from financing activities during 2022 were primarily attributable to $150.0 million from the issuance of preferred stock and $95.5 million of proceeds from FHLB advances, offset by $101.1 million of net outflow of deposits and $53.1 million of FHLB repayments

We believe that the Company's existing cash, cash equivalents and marketable securities will be sufficient to meet our liquidity requirements and capital expenditure needs over at least the next 12 months.

Off-Balance-Sheet Arrangements and Contractual Obligations

We are party to financial instruments with off-balance-sheet risk in the normal course of our business, primarily in order to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk. In accordance with GAAP, these instruments are either not recorded in the consolidated financial statements or are recorded in amounts that differ from the notional amounts. Such instruments primarily include lending commitments and lease commitments as described below.

Lending commitments include commitments to originate loans and to fund lines of credit. Commitments to extend credit are agreements to lend to a customer if there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate creditworthiness on a case-by-case basis. Our maximum exposure to credit risk is represented by the contractual amount of the instruments.

In addition to our lending commitments, we have contractual obligations related to operating lease commitments. Operating lease commitments are obligations under various non-cancellable operating leases on buildings and land used for office space and banking purposes. The following table details our contractual obligations at December 31, 2023.

	Less Than One Year	More Than One Year to Three Years	More Than Three Years to Five Years	More Than Five Years	Total
	(Dollars in thousands)				
Certificates of deposit	$141,705	$26,002	$188	$140	$168,035
FHLB advances	176,638	32,681	—	—	209,319
Commitments to originate loans	7,560	—	—	—	7,560
Commitments to fund construction loans	42,678	—	—	—	42,678
Commitments to fund unused lines of credit	3,302	—	—	—	3,302
Operating lease obligations	242	423	—	—	665
Total contractual obligations	$372,125	$59,106	$188	$140	$431,559

Impact of Inflation and Changing Prices

Our consolidated financial statements, including accompanying notes, have been prepared in accordance with GAAP which require the measurement of financial position and operating results primarily in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in increased costs of our operations. Unlike industrial companies, nearly all our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

As a result, the Bank's performance is influenced by general macroeconomic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies. The Federal Reserve implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in U.S. government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rate applicable to borrowings by banks from the Federal Reserve Banks. The actions of the Federal Reserve in these areas can influence the growth of loans, investments, and deposits, and also affect interest rates charged on loans, and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Critical Accounting Estimates

Critical accounting estimates are those that involve a significant level of estimation uncertainty , and which have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. This discussion highlights those accounting estimates that management considers critical. All accounting policies are important, however, and therefore you are encouraged to review each of the policies included in Note 1 ''Summary of Significant Accounting Principles'' of the Notes to Consolidated Financial Statements to gain a better understanding of how our financial performance is measured and reported. Management has identified the Company's critical accounting estimates as follows:

Allowance for Credit Losses

In originating loans, we recognize that losses may be experienced on loans and that the risk of loss may vary as a result of many factors, including the type of loan being made, the creditworthiness of the borrower, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan. Effective January 1, 2023, the Company accounts for the ACL on loans in accordance with ASC 326. ASC 326 requires the Company to recognize estimates for lifetime losses on loans and off-balance sheet loan commitments at the time of origination or acquisition. The recognition of losses at origination or acquisition represents the Company's best estimate of the lifetime expected credit loss associated with a loan, given the facts and circumstances associated with the particular loan, and involves the use of significant management judgment and estimates, which are subject to change based on management's on-going assessment of the credit quality of the loan portfolio and changes in economic forecasts used in the model. The Company uses the weighted-average remaining maturity (''WARM'') method when determining estimates for the ACL for each of its portfolio segments. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

The Company's ACL model also includes adjustments for qualitative factors, where appropriate. Qualitative adjustments may include, but are not limited to, factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses. These qualitative factors incorporate the concept of reasonable and supportable forecasts, as required by ASC 326.

The Company has a credit portfolio review process designed to detect problem loans. Problem loans are typically those of a substandard or worse internal risk grade, and may consist of loans on nonaccrual status, loans that have recently been modified in response to a borrower's deteriorating financial condition, loans where the likelihood of foreclosure on underlying collateral has increased, collateral dependent loans, and other loans where concern or doubt over the ultimate collectability of all contractual amounts due has become elevated. Such loans may, in the opinion of management, be deemed to no longer possess risk characteristics similar to other loans in the loan portfolio, because the specific attributes and risks associated with the loan have likely become unique as the credit quality of the loan deteriorates. As such, these loans may require individual evaluation to determine an appropriate ACL for the loan. When a loan is individually evaluated, the Company typically measures the expected credit loss for the loan based on a discounted cash flow approach, unless the loan has been deemed collateral dependent. Collateral dependent loans are loans where the repayment of the loan is expected to come from the operation of and/or eventual liquidation of the underlying collateral. The ACL for collateral dependent loans is determined using estimates of the fair value of the underlying collateral, less estimated selling costs.

The estimation of the appropriate level of the ACL requires significant judgment by management. Although management uses the best information available to make these estimations, future adjustments to the ACL may be necessary due to economic, operating, regulatory, and other conditions that may extend beyond the Company's control. Changes in management's estimates of forecasted net losses could materially change the level of the ACL. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL and credit review process. Such agencies may require the Company to recognize additions to the ACL based on judgments different from those of management.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information requested by this item pursuant to Item 305(e) of Regulation S-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Consolidated Financial Statements of Broadway Financial Corporation and Subsidiaries below.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, an evaluation was performed under the supervision of the Company's Principal Executive Officer (''PEO'') and Principal Financial Officer (''PFO'') of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's PEO and PFO concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2023 due to a material weakness in the Company's internal control over financial reporting, as further described below.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Broadway Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a 15(f) under the Exchange Act. This system, which management has chosen to base on the criteria for effective internal control over financial reporting established in ‘‘Internal Control — Integrated Framework (2013),’’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’), and which is effected by the Company’s Board of Directors, management and other personnel, is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of the Company’s PEO and PFO, management has conducted an evaluation of the effectiveness of the Company’s system of internal control over financial reporting. Based on this evaluation, management determined that the Company’s system of internal control over financial reporting was not effective as of December 31, 2023.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not maintain a sufficient complement of personnel with appropriate levels of knowledge, experience, and training in internal control matters to perform assigned responsibilities and have appropriate accountability for the design and operation of internal control over financial reporting. The lack of sufficient appropriately skilled and trained personnel contributed to the Company’s failure to: (i) design and implement certain internal controls; and (ii) consistently operate its internal controls. This matter was considered to be a material weakness in the Company’s control environment.

The control environment material weaknesses contributed to other material weaknesses within the Company’s system of internal control over financial reporting in the following COSO Framework components such that the Company did not design and implement effective controls, including the following:

- Risk assessment – The Company did not appropriately identify and analyze risks to achieve its control objectives. This ineffective risk assessment process limited the Company’s ability to identify and remediate the weaknesses in the control activities, as described below.
- Control activities – The Company did not design and implement effective controls over the consolidation, financial statement reporting, and the monthly close processes, including the lack of effectively designed and implemented controls related to the preparation and review of account reconciliations with appropriate supporting documentation. Specifically, several general ledger account reconciliations were discovered to have unidentified or stale reconciling items. The investigation and resolution of this matter caused the Company to delay its filing of the required Form 10-K for the fiscal year ended December 31, 2023, past its due date.
- Monitoring activities – The Company’s ongoing evaluation of internal controls failed to detect the issues described above, and as a result limited management’s ability to correct and remediate the internal control issues in a timely manner.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Remediation Plan

In response to the material weakness that was identified, the Company has hired additional senior personnel with relevant experience and training in finance and accounting that will be able to assist the Company with appropriately assessing the risks of the Company and designing, implementing, and monitoring a system of internal control over financial reporting to address those risks. Related to the control over account reconciliations, the Company engaged a third-party firm to assist with reviewing general ledger account reconciliations to identify the population of account balance differences that were in need of correction. Such corrections have been made to the consolidated financial statements. Going forward, the Company's controls over general ledger account reconciliations will be strengthened to require the use of a reconciliation checklist, with a formal signoff by the preparer and reviewer on each reconciliation, as well as by a separate member of management as evidence that every account reconciliation was reviewed each month. In addition, the Company will also request that its internal audit firm perform additional testing on the enhanced controls over general ledger account reconciliation during its audits.

Management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weakness. Additional time is required to complete the design and test the operating effectiveness of the applicable controls to demonstrate the effectiveness of the remediation efforts. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control Over Financial Reporting

There were no other changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. However, management did implement changes in internal controls over financial reporting during the fourth quarter of 2023 while preparing the interim financial information for the third quarter of 2023, designed to remediate the material weakness that was identified.

Inherent Limitations on Effectiveness of Controls

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions, and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The Company's certificate of incorporation provides that the board of directors of the Company (the ''Board'') shall be divided into three classes of directors, with the term of one class of directors to expire each year. The class whose terms expire in 2024, currently consisting of Mr. Wayne-Kent A. Bradshaw, Ms. Marie C. Johns and Mr. David J. McGrady, is to be elected at the Company's 2024 Annual Meeting of Shareholders. The membership of the Board and the membership of the board of directors of the Company's wholly-owned banking subsidiary, City First Bank, National Association (the ''Bank'') are identical.

Information Concerning Directors

The following table sets forth the names and information regarding the persons who are currently members of the Board.

Name	Age as of March 31, 2024	Director Since	Current Term Expires	Positions Currently Held with the Company and the Bank
DIRECTORS				
Wayne-Kent A. Bradshaw	77	2012	2024	Director, Vice Chair
Marie C. Johns	72	2014*	2024	Lead Independent Director
David J. McGrady	68	1997*	2024	Director
Brian E. Argrett[(1)]	60	2011*	2026	Chair of the Board, President and Chief Executive Officer
Mary Ann Donovan	59	2020*	2026	Director
William A. Longbrake	81	2011*	2026	Director
Robert C. Davidson, Jr.	78	2003	2025	Director
Dutch C. Ross III	77	2016	2025	Director
John M. Driver	59	2022	2025	Director

* Including service as a director of CFBanc Corporation prior to the Merger.

(1) Mr. Argrett was elected as Chair of the Board, effective April 1, 2023.

Directors

Wayne-Kent A. Bradshaw was President and Chief Executive Officer of the Company and Broadway Federal Bank until the Merger of the Company with CFBanc, whereupon he became Chair of the Board of the Company and City First Bank, National Association. He relinquished his position as Chair of the Company in March 2023 and became Vice Chair effective April 1, 2023. Mr. Bradshaw joined the Company in February of 2009 as President and Chief Operating Officer and was appointed Chief Executive Officer in January 2012. He was elected to serve as a director of both the Company and Broadway Federal Bank in September 2012. Prior to joining the Company, Mr. Bradshaw was the Regional President for Community and External Affairs of Washington Mutual Bank from 2003 to 2009. He was President and Chief Executive Officer of Los Angeles-based Family Savings Bank from 1989 until 2002 and Chief Deputy Superintendent for the California State Banking Department from 1981 to 1983. Mr. Bradshaw has served on many community and educational boards. He most recently served on the boards of directors of California State University Northridge, Northridge Hospital Medical Center, California Community Reinvestment Corporation, and the Western Bankers Association. He currently serves on the boards of the Federal Reserve Bank of San Francisco - Los Angeles Branch and Louisville High School.

Mr. Bradshaw has over 52 years of experience in financial management and banking. He has the proven ability to plan and implement programs that optimize opportunities to accelerate profitable growth in highly competitive environments. Mr. Bradshaw has extensive experience in community banking, commercial banking, and as a bank regulator, and his knowledge and experience qualify him to serve on the Board and as its Vice Chair.

Marie C. Johns has over 30 years' experience as a leader in business, civic, and government service. Ms. Johns focuses on community service in the areas of education and economic development. She served as President of Verizon Washington and was nominated by President Barack Obama to serve as Deputy Administrator of the U.S. Small Business Administration, ("SBA"). In 2011, under Ms. Johns' leadership and initiatives, the SBA lent more than $30 billion to more than 60,000 small businesses, a record in the history of the SBA. Over 10 years ago, Ms. Johns founded L&L Consulting, LLC (now PPC-Leftwich LLC), a business development, organizational effectiveness and public policy consulting practice, which is based in Washington, D.C. and where she continues to serve as CEO. Ms. Johns has served on several boards of directors, including the Federal City Council, the Economic Club of Washington, D.C., the Washington, D.C. Chamber of Commerce, WLR Foods (a poultry producer), Kaiser Permanente of the Mid-Atlantic Region, Hager Sharp (a communications and marketing firm), Document Systems Inc. (a document imaging and storage firm) and Harvest Bank of Maryland. Ms. Johns is a Trustee of Howard University where she chairs the Student Life Committee and serves as vice chair of the Governance Committee. Ms. Johns is a member of the Greater Washington, D.C. Business Hall of Fame, one of the Greater Washington Board of Trade's "Leaders of the Year" and the recipient of over 100 awards from different organizations for her community service. Ms. Johns received her B.S. and M.P.A. degrees from the O'Neill School of Public and Environmental Affairs at Indiana University where she currently serves as a member of the Dean's Council and she formerly served as a Board member for the Tobias Center for Leadership Excellence. Prior to the Merger, Ms. Johns, served as a Director of CFBanc since 2014 and as Chair of the Board of CFBanc since 2018. She was appointed to be the Lead Independent Director of the Company in 2021.

Ms. Johns has over 30 years executive management experience in the public and corporate sectors. She has served on a variety of private company and not-for-profit boards and her expertise in governance, regulatory issues, business development, and the Washington D.C. market qualify her to serve on the Board as our Lead Independent Director.

David J. McGrady is a consultant specializing in community development issues and is a nationally recognized expert on the New Markets Tax Credit program. He has been a key advisor on more than 30 successful New Markets Tax Credit applications, with allocations totaling more than $1.7 billion, and has assisted those recipients in developing and implementing capitalization and deployment plans in their respective markets. He also advises banks, investors, foundations, municipalities and CDFIs, on a range of issues, including corporate structure and governance, capitalization, market and risk assessment, product development, underwriting loans and investments, portfolio management, and tax credit programs. Mr. McGrady was Director of Commercial Programs for the Center for Community Self-Help in Durham, North Carolina. Under his leadership, the Center for Community Self-Help originated over 1,300 higher risk business loans totaling more than $80 million. He is also a director of City First Enterprises, which is the bank holding company of the Company, chair of City First Enterprises' Directors Loan Committee and a member of Calvert Impact Capital's Investment Committee. Mr. McGrady received his bachelor's degree from King University and law degree from Harvard University. Prior to the completion of the Merger, Mr. McGrady, served as a Director on the Board of CFBanc since 1998, and was appointed to be a director of the Company upon completion of the Merger.

Mr. McGrady's experience in corporate governance and community development matters and legal expertise, as well as his background in finance and the real estate, mortgage, and tax credit industries, qualify him to serve as a member of the Board.

Brian E. Argrett was Director, President and Chief Executive Officer of CFBanc and its wholly owned banking subsidiary from 2011 until the completion of the Merger, at which time he became Vice Chair, President and Chief Executive Officer of both the Company and the Bank. Effective April 1, 2023, he became Chair of the Company and the Bank.

Formerly, Mr. Argrett was founder and managing partner of both Fulcrum Capital Group, an investment manager, and Fulcrum Capital Partners, L.P., an institutionally-backed private equity limited partnership. He also served as President, Chief Executive Officer, and director of Fulcrum Venture Capital Corporation, a federally licensed and regulated Small Business Investment Company. Prior to joining the Fulcrum entities, Mr. Argrett was an attorney with the real estate law firm of Pircher, Nichols & Meeks in Los Angeles, California. Mr. Argrett has served as chair, been a member, or held observer rights on numerous Fulcrum portfolio company boards, as well as having served on the boards of directors of other financial industry companies. Mr. Argrett was a presidential appointee to the Community Development Advisory Board of the U.S. Treasury Department under the Obama administration. Mr. Argrett has held leadership positions at the National Association of Investment Companies and the National Conference for Community and Justice and has been an elder at the Knox Presbyterian Church.

Currently, Mr. Argrett serves as Chairman of the Board of Directors of City First Enterprises, which is a bank holding company that holds equity in the Company. Mr. Argrett is a recent appointee to the Board of IntraFi Network, and he also serves on the Board of the California Bankers Association. Mr. Argrett is a past Chairman and continues to serve on the Board of Directors of the Community Development Bankers Association. He also serves as a member of the Global Alliance on Banking on Values, and is a member of the Board of the Expanding Black Business Credit Initiative.

Mr. Argrett served as a director of the Board of Directors of the Federal Home Loan Bank of Atlanta from 2016 through December of 2021, during which time he served as the Vice Chair of the Board, Chair of its Enterprise Risk and Operations Committee, as well as a member of its Finance Committee and its Audit and Compliance Committee.

Mr. Argrett is a member of The Economic Club of Washington, D.C., the Federal City Council, and the Leadership Greater Washington Class of 2014. In addition, Mr. Argrett is a 2014 recipient of the Washington Business Journal Minority Business Leader Award. Mr. Argrett holds J.D. and M.B.A. degrees from the University of California, Berkeley, and a bachelor's degree from the McIntire School of Commerce at the University of Virginia.

Mr. Argrett's extensive experience in the financial services and banking industries, public and private company board experience, knowledge and experience in the Washington D.C. and Southern California markets, and knowledge of the Bank's business, history, organization, and mission, and executive management experience qualify him to serve as a member of the Board.

Mary Ann Donovan has served as President and Chief Executive Officer of Raza Development Fund, a Latino-led and focused Community Development Financial Institution, since August 1, 2022. Prior positions held by Ms. Donovan include Chief Operating Officer of Local Initiatives Support Corporation, Director of the United States Department of the Treasury's Community Development Financial Institutions (''CDFI'') Fund, CEO of CoMetrics, Inc. (a social enterprise that provides affordable business intelligence tools to small businesses and nonprofit entities), Senior Policy Advisor to the White House from 2012-2013, working collaboratively with the Office of Social Innovation and the Council on Environmental Quality, and Chief Operating Officer of Capital Impact Partners, a certified CDFI. Ms. Donovan has been a thought leader and a board member of many of the highest performing organizations in the community development sector. Ms. Donovan has been a Senior Fellow at the Center for Community Investment. She has published papers and articles for the National Academy for Public Administration, the Federal Reserve Bank of San Francisco, the Federal Reserve Bank of Boston, Forbes, the Skoll World Forum on Social Entrepreneurship, and the Milken Review. Ms. Donovan has a B.A. degree in Economics from Allegheny College and an M.B.A. degree from the University of Maryland. Prior to the completion of the Merger, Ms. Donovan was a director of CFBanc, and was appointed to be a director of the Company upon completion of the Merger.

Ms. Donovan's operational experience, federal government public service, and community development knowledge and expertise, as well has her experience with corporate governance, marketing, and business development matters, all qualify her to serve on the Board.

William A. Longbrake has served as an Executive in Residence at the Robert H. Smith School of Business at the University of Maryland since June 2009 where he participates in the Center for Financial Policy, the Ed Snider Center and the Smith Enterprise Risk Consortium and writes a monthly economic newsletter for ''Brain Trust.'' Dr. Longbrake is active in numerous academic, business, and community service organizations, particularly those involving issues surrounding affordable housing and education. He is a current director of City First Enterprises. Dr. Longbrake is a former Chairman of the Board of Trustees of the College of Wooster, a residential four-year liberal arts college, and a former Chairman of the Board of HOPE LoanPort, a not-for-profit organization that provided a data management and communications web portal to housing counselors and home mortgage servicers. Dr. Longbrake is a director of the Boeing Employees Credit Union, President of the Seattle First Foundation, and a member of the Mortgage Markets Committee of the American Bankers Association. Dr. Longbrake was a Director of First Financial Northwest, a community bank located in Renton, Washington, from 2008-2010; a Director of the Federal Home Loan Bank of Seattle from 2002-2010; a Director of the Washington Financial League from 2002-2010 and a Director of the Washington State Investment Board from 2010-2023. He taught courses in business administration and finance at the University of Maryland and Seattle University. In 2007 Dr. Longbrake received the Distinguished Alumnus of the Year award from the Robert H. Smith School of Business of the University of Maryland. Dr. Longbrake began his career in Washington, D.C. where he served in various government positions, including Acting Senior Deputy Comptroller for Policy and Senior Deputy Comptroller for Resource Management for the Office of the Comptroller of the Currency and financial economist, chief financial officer, and deputy to the

Chairman of the FDIC. He earned his B.A. degree in Economics from the College of Wooster and earned his master's degree in Monetary Economics and his M.B.A. degree from the University of Wisconsin. He received his Ph.D. degree in finance from the University of Maryland. Prior to the completion of the Merger, Dr. Longbrake was a director of CFBanc, and was appointed to be a director of the Company upon completion of the Merger.

Dr. Longbrake has extensive experience in finance and investments, macroeconomics and monetary policy, risk management, housing, and public policy. His extensive experience in accounting, banking, community development, and corporate governance experience, along with his regulatory, finance, and capital markets experience with both public and private companies qualify him to serve as a member of the Board.

Robert C. Davidson, Jr. served, until his retirement in 2007, in the position of Chairman and Chief Executive Officer of Surface Protection Industries, a paint and specialty coatings manufacturing company he founded in 1978, that became one of the leading African American-owned manufacturing companies in the United States and the largest in California. Previously, from 1972 to 1974, he co-founded and served as Vice President of Urban National Corporation, a private venture capital corporation that was focused specifically on investing in minority-controlled businesses. Mr. Davidson currently also serves on the boards of directors of Smithsonian American Art Museum (Chairman-Elect), Diversity Advisory Board at Toyota Motor North America, Morehouse College (Chairman Emeritus), Art Center College of Design (Chairman Emeritus), Cedars-Sinai Medical Center (Lifetime Member), and the University of Chicago Graduate School of Business Advisory Council.

Mr. Davidson has extensive entrepreneurial experience in developing and managing small and medium-sized businesses. He has hands-on experience in marketing and sales, human resources and strategic planning and implementation. He has a long history with, and extensive knowledge of the Company and of the markets and communities in which the Company operates. We believe that this history, knowledge, and overall experience qualify him to serve on the Board.

Dutch C. Ross III is the former President and Chief Executive Officer of Economic Resources Corporation ("ERC"), a non-profit corporation with a mission of promoting economic development and job creation in underserved communities. Mr. Ross served in that capacity from 1996 until his retirement in August 2020. Prior to joining ERC, Mr. Ross held a variety of managerial, financial, and planning positions in the corporate headquarters, divisional, and subsidiary operations of Atlantic Richfield Company ("ARCO") from January 1975 to December 1995. From 1971 to 1975, Mr. Ross was employed in financial analysis positions with The Wickes Corporation. Mr. Ross has been active in a number of community organizations in the Los Angeles area that are devoted to building stronger communities and has served on the board of directors of several such organizations, including Genesis L.A. Economic Growth Corporation, where he currently serves on the Audit and Finance Committees. He has served on the Board since 2016.

Mr. Ross received his B.S. degree in Industrial Economics and a Masters in Industrial Management from Purdue University.

Mr. Ross is a financial executive with over 45 years of managerial experience with Fortune 500 companies and non-profit economic development organizations and has extensive knowledge of the Company. Mr. Ross' knowledge and experience qualifies him to serve on the Board.

John M. Driver is a technology entrepreneur and innovator with leadership experience in large, public and privately-held multinational companies and early-stage startups. He has a foundation in software marketing & sales and direct experience in new product launches for first-to-market categories. Navigating complexity, delivering innovation, and creating new opportunities within the IoT (Internet-of-Things) market are hallmarks of his career. As CEO, he currently leads Lynx Technology, a digital media technology company he founded through a management buyout of the multinational Connected Home operations of PacketVideo, a subsidiary of NTT DoCoMo. Previously, Mr. Driver served as Chief Operating Officer and Chief Marketing Officer of PacketVideo, co-founder and Chief Executive Officer of JoynIn and in senior marketing leadership roles for Serena Software and Sun Microsystems.

Mr. Driver is currently an Independent Director at Vital Energy, Inc. (NYSE: VTLE). Additionally, he serves as Chair of the Board of Trustees of the Fleet Science Center in San Diego and is a former Board Member of the San Diego YMCA Overnight Camps. He is actively involved with Stanford University, serving as former Chair of the Stanford Associates Board of Governors, a guest lecturer for Stanford's Department of Management Science and Engineering, is the former President of the Stanford Multicultural Alumni Club of San Diego and a recipient of the Stanford

Governor’s Award in recognition of exemplary and long-standing volunteer service. He is NACD Directorship Certified™ and earned the NACD Certificate in Cybersecurity Oversight. Mr. Driver earned a Bachelor of Science in Industrial Engineering from Stanford University and a Master of Business Administration from The Tuck School of Business at Dartmouth College.

Mr. Driver has expertise in corporate governance, strategy, finance, acquisitions, international operations; enterprise, consumer, and mobile application software; enterprise computer systems & services, Internet-of-Things, global sales & marketing strategy, developing and patenting award-winning technologies, and corporate governance. Mr. Driver’s knowledge and experience qualifies him to serve on the Board.

EXECUTIVE OFFICERS

The following table sets forth information with respect to current executive officers of the Company and the Bank who are not directors. Except as noted, all references to the Bank refer to City First Bank, National Association. Officers of the Company and the Bank serve at the discretion of, and are elected annually by, the respective Boards of Directors.

Name	Age[1]	Principal Occupation during the Past Five Years
Brenda J. Battey	66	Executive Vice President and Chief Financial Officer of the Company since June 2013 and the Bank[2] since April 2013. Senior Vice President and Senior Controller of the Bank of Manhattan from September 2011 to June 2012.
Ruth McCloud	75	Executive Vice President and Chief Operating Officer of the Company and Bank since April 2021. Previously Executive Vice President of the Company, and Executive Vice President and Chief Retail Banking Officer of the Bank[2] since July 2014.
John Tellenbach	57	Executive Vice President, West Commercial Regional Executive of the Company since February of 2023. Senior Vice President and Chief Credit Officer of Malaga Bank beginning in 2015.
LaShanya Washington	49	Executive Vice President, Chief Credit Officer of the Company since April 2023 and Senior Vice President, Deputy Chief Credit Officer since August 2022. Senior Vice President and Senior Credit Officer of the Bank since April 2022 and Credit Risk Officer since February 2019. Senior Credit Analyst at United Bank from November 2018 to February 2019, and Manager for Loan Servicing and Accounting for Capital Impact Partners from November 2015 until August 2018.
Sonja S. Wells	69	Executive Vice President, East Commercial Regional Executive of the Company, and of the Bank since April 2023. Previously Executive Vice President and Chief Lending Officer of the Bank since January of 2021. Senior Vice President and Interim Chief Lending Officer of the Bank from May 2020 to January 2021 and prior to that Senior Vice President and Relationship Manager of the Bank from July 2015.

(1) As of March 31, 2024.

(2) Refers to Broadway Federal until April 1, 2021, the date on which Broadway Federal merged with and into City First, and to City First from and after that date.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. Our Code of Ethics is posted on our website at www.cityfirstbank.com. We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

Audit Committee

The Audit Committee consists of Dr. Longbrake (Chair), Ms. Donovan, Mr. Driver, and Ms. Johns. This committee is responsible for the engagement and oversight of the Company's independent registered public accounting firm. The Audit Committee, together with the corresponding committee of the Bank's Board of Directors, is also responsible for oversight of the internal audit function of the Company, and assessment of accounting and internal control policies. All the members of the Audit Committee are independent directors as defined under the Nasdaq listing standards. In addition, the Board has determined that Dr. Longbrake's experience with accounting principles, financial reporting and evaluation of financial results qualifies him as an ''audit committee financial expert,'' as defined by the SEC.

ITEM 11. EXECUTIVE COMPENSATION

The Summary Compensation Table includes information concerning the compensation paid to or earned by our Chief Executive Officer (''CEO'') and our two other most highly compensated executive officers. Each executive is referred to herein as a named executive officer (''NEO'').

Name and Principal Position	Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total ($)
Brian E. Argrett,	2023	$577,500	$275,000	$114,883	$75,876	$1,043,259
Chief Executive Officer	2022	$550,000	$210,000	$206,250	$66,463	$1,032,713
Brenda J. Battey	2023	$278,250	$ 75,286	$ 43,858	$54,710	$ 452,104
Chief Financial Officer	2022	$265,000	$ 61,900	$ 75,287	$40,206	$ 442,393
Ruth McCloud	2023	$270,000	$ 73,736	$ 42,621	$38,263	$ 424,620
Chief Operating Officer	2022	$260,000	$ 52,700	$ 73,736	$26,270	$ 412,706

(1) This column reports the grant date fair value of restricted stock granted during each year reported. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 17 to our consolidated financial statements, Stock-Based Compensation.

(2) The amounts shown represent the cash incentive compensation awards earned by each NEO under the Bank's Incentive Plan for Management (''Incentive Plan''), based on the objective criteria established by the Board at the beginning of each year. The Company's achievement of such objective criteria is determined by the Board's compensation and benefits committee (''Compensation Committee''). The Compensation Committee evaluates the performance results at the beginning of the following year and approves the amounts of bonuses to be paid.

(3) Includes amounts paid by the Company to the 401(k) account of the NEO and allocations under the City First Bank, National Association Employee Stock Ownership Plan. Also includes perquisites and other benefits consisting of automobile and telephone allowances, health benefits and life insurance premiums.

Employment Agreements

Brian Argrett

The Company and Mr. Argrett are parties to an employment agreement effective November 17, 2021 (the ''Employment Agreement''), providing for Mr. Argrett's continued service as the Company's President and Chief Executive Officer and a member of the Board and the board of directors of the Bank. The Employment Agreement has a five-year term beginning on April 1, 2021, subject to annual one-year automatic extensions thereafter unless the Company or Mr. Argrett provides at least 90-days' prior written notice. Under the agreement, Mr. Argrett was entitled to a base salary of $520,000 per year for the 2021 calendar year, which increased to $550,000 effective January 1, 2022, and $577,500 effective January 1, 2023, which may be further increased but not decreased (other than in connection with an across-the-board reduction in salary applicable to other executive officers) in the Board's discretion. Mr. Argrett's target bonus is equal to 30% of his base salary based on the degree of achievement of specified business plan objectives as evaluated annually by the Compensation Committee. No bonus will be paid if the degree of achievement of the business plan objectives is less than 80%. The cash bonus will range from 24% of base salary if the degree of achievement of the business plan objectives is 80% up to a maximum of 37.5% of base salary if the degree of achievement of the business plan objectives is 125% or more.

Mr. Argrett is eligible for annual opportunities to receive grants of restricted stock, with the grant date value determined by the Compensation Committee based on the degree of achievement of specified performance metrics determined by the Company. The target grant date value of such grants for each year is 40% of base salary. No equity grants will be made if the degree of achievement of specified business plan objectives is less than 80%, and the grants will range in grant date value from 32% of base salary if the degree of achievement of the business plan objectives is 80% up to a maximum of 50% of base salary if the degree of achievement of the business plan objectives is 125% or more. All such awards will vest as to 33% on the first anniversary of grant, with the remainder vesting in equal monthly installments over the following 24 months, or in full in the event of Mr. Argrett's death, disability, termination for Good Reason, or termination by the Company without Cause. ''Cause'' includes Mr. Argrett's failure to substantially perform duties or material breach of the Employment Agreement or Company policy by Mr. Argrett (each after a permitted cure period); willful violation of law or regulation; conviction of a felony and certain other events of a comparable nature. ''Good Reason'' includes the demotion of Mr. Argrett or reduction of his authority or responsibilities; reduction of his salary (other than a reduction described above); failure to reelect him to the Board or the board of directors of the Bank; relocation of his current primary work location by more than 20 miles; or the Company's material breach of the Employment Agreement (after a permitted cure period).

Under the Employment Agreement, Mr. Argrett is entitled to: (i) vacation of 30 days annually, with right to carry over up to 15 days of vacation; (ii) automobile allowance of $1,500 per month; (iii) medical, dental, life and long-term disability insurance, and other benefit programs provided to other senior executives of the Company; (iv) 401(k) plan participation with current Company matching contribution policy; and (v) social club dues in accordance with Company policy, including dues currently paid by the Company of $1,500 per month.

Mr. Argrett would be entitled to receive the following severance payments upon termination of his employment by the Company without Cause, by Mr. Argrett for Good Reason, or due to Disability. ''Disability'' under the agreement means that either (A) Mr. Argrett is deemed disabled for purposes of any group or individual long-term disability policy maintained by the Company that covers Mr. Argrett, or (B) in the good faith judgment of the Board, Mr. Argrett is substantially unable to perform his duties under the Employment Agreement for more than one hundred twenty (120) days, whether or not consecutive, in any twelve (12) -month period, by reason of a physical or mental illness or injury. Such payments would include the amount of any earned but unpaid bonus for services rendered by Mr. Argrett during the previous calendar year, plus 36 months of the base salary and other benefits summarized above (to the extent permitted under the applicable benefit plans) payable over that period in accordance with the Company's normal payroll practices. If Mr. Argrett's employment is terminated by the Company upon his death or due to Disability, Mr. Argrett will also receive any earned but unpaid bonus for services rendered during the calendar year of termination, provided that he was employed by the Company for at least six months during the calendar year of termination. If he is employed by the Company for less than the full calendar year in which the termination occurs, the bonus will be prorated based on the ratio of the number of days he is employed during the calendar year to 365 days. Payment of the severance payment is conditioned on the execution of a release of claims against the Company. If Mr. Argrett's employment is terminated by the Company without Cause or by Mr. Argrett for Good Reason within two years after a Change in Control (as defined in the Employment Agreement), he will be entitled to receive the discounted present value of the severance in a lump sum payable within 10 days after a release of claims against the Company becomes effective. The Employment Agreement also contains customary prohibitions against solicitation of customers and employees and prohibitions against disclosure of confidential information of the Company.

The Employment Agreement replaced in its entirety the prior employment agreement, dated December 29, 2017, by and among the Bank, CFBanc Corporation, and Mr. Argrett that was assumed by the Company in connection with the Merger.

Brenda Battey and Ruth McCloud

Each of Brenda Battey and Ruth McCloud serve in their respective positions pursuant to employment agreements (the ''Executive Employment Agreements'') entered into with the Company and the Bank effective in May 2017 and subsequently amended in certain respects. The Executive Employment Agreements provided for an initial term of employment of three years, subject to annual one-year extensions by mutual agreement of the parties. The Executive Employment Agreements provide for the payment of an annual base salary, which is currently $278,250 for Ms. Battey, and $270,000 for Ms. McCloud, which are subject to annual review and possible increase by the Board. The Executive Employment Agreements also provide for participation in the Bank's Employee Stock Ownership Plan, eligibility to receive equity-based awards pursuant to the Company's 2018 Long-Term Incentive Plan of such types and in such amounts as are determined by the Board, and eligibility to participate in all employee benefit plans applicable to senior executive officers, including the Bank's Incentive Plan, the Company's 401(k) plan (with continuation of the Company's employee contribution matching policy as of the effective date of the employment agreements), and medical, dental, life and long-term disability programs.

Each Executive Employment Agreement may be terminated by the Company with or without Cause (including failure by the Company to request an annual extension of an agreement's term) and following the Merger may be terminated by the executive for any reason and will also terminate in the event of the death or Disability (as defined in the Executive Employment Agreement) of the executive. ''Cause'' is defined in each Executive Employment Agreement to include the executive's failure substantially to perform her duties, or material breach by her of her employment agreement or any material written policy of the Company, in each case if not cured within 30 days after notice from the Board requiring such cure; willful violation of any law, rule or regulation (excluding traffic violations and similar offenses); entry of a final regulatory cease and desist order against her; and other offenses involving fraud, moral turpitude, or dishonesty involving personal profit.

In the event of any termination of employment by the Company of the executive's employment (excluding a termination of employment for Cause), or any termination by the executive, the executive would be entitled to receive all amounts accrued for payment to her to the date of termination and not previously paid, including base salary, unreimbursed business expenses, vested amounts under the Company's 401(k) Plan and other employee benefit plans (collectively, the ''Accrued Obligations''). The executive would also be entitled to continue to receive an amount equal to her monthly base salary for a specified period (the ''Severance Period'') and would continue during the Severance Period to be entitled to receive her automobile allowance and payment by the Company of her life, long-term disability, medical and dental insurance premiums provided for in her employment agreement (such payments during the Severance Period being collectively referred to as the ''Severance Payments''). The Severance Periods specified in the Executive Employment Agreements are 24 months for Ms. Battey, and 18 months for Ms. McCloud. In the event of termination of employment for Cause or due to death, the executive's estate would only be entitled to receive payment of the Accrued Obligations.

Each Executive Employment Agreement provides that if the executive's employment is terminated by the Company without Cause, or by the executive for any reason, within two years after a Change in Control of the Company has occurred, she will be entitled to receive a single lump sum payment equal to the present value of the Severance Payments described above, subject to execution of a general release. The present value of the Severance Payments would be calculated using the Applicable Federal Rate published by the Internal Revenue Service from time to time. ''Change in Control'' is defined in each Executive Employment Agreement to include: events that would be required to be reported as such pursuant to the Exchange Act or federal banking laws and regulations; any person or entity acquiring beneficial ownership of 50% or more of the Company's outstanding securities; and changes in the composition of the Board that result, with certain exceptions, in directors who were members of the board as of the effective date of the employment agreements ceasing to constitute a majority of the Board.

Each Executive Employment Agreement contains post-employment non-solicitation provisions pursuant to which, for a period of twelve months following termination the executive is prohibited from (i) attempting to influence any customer of the Company or the Bank to discontinue use of the Company's or the Bank's services, or (ii) attempting to disrupt the relationship between the Company or the Bank and any of their respective employees, customers or other persons having specified relationships with the Company or the Bank.

Incentive Compensation

The Bank's Incentive Plan is designed to reward management for productivity, high performance, and implementing the business plan and vision of the Bank. The Compensation and Benefits Committee establishes performance objectives in advance of each year. These performance objectives are derived from the Company's Strategic Plan, which is reviewed and approved by the Board annually, and typically covers the ensuing three years. The compensation payable under the Incentive Plan is tied directly to the attainment of the pre-established performance objectives. The Incentive Plan provides for a minimum, target, and maximum incentive opportunity equal to cash awards of 24%, 30%, and 37.5%, respectively, of base salary for the CEO, and cash awards of 20%, 25%, and 31%, respectively, of base salary for the other senior executive officers, and lower percentages of base salary for other managers.

In order for the Incentive Plan participants to receive any form of payout, a minimum financial threshold of 80% of the Board approved consolidated net earnings for the Incentive Plan year must be achieved. For each year, the Board establishes specific objectives in the following areas:

- Net Earnings
- Capital
- Compliance
- Net Loan Growth
- Asset Quality
- Core Deposit Growth

For 2023 and 2022, the specific goals related to Net Earnings, Mission Execution, Asset Quality, Net Portfolio Growth, Operational Efficiency, Net Interest Margin Improvement, Capital Management, and Compliance Risk Management. At the end of the Incentive Plan year, each goal is assessed, and results calculated. The Compensation Committee, pursuant to the terms of the Incentive Plan, determined that the pre-established objectives for 2023 and 2022 were achieved at least in part, and those achievements were used by the Committee to determine the payouts for the annual incentive awards for the respective year and the restricted stock awards that were granted in 2023 and 2022.

Grants of Plan-Based Awards in 2023 and 2022

During 2023, a restricted stock award totaling 32,126 Class A shares was granted to Mr. Argrett under the Amended and Restated 2018 Long Term Incentive Plan. During 2022, a restricted stock award totaling 17,156 Class A shares was granted to Mr. Argrett under the 2018 Long Term Incentive Plan.

During 2023, restricted stock awards totaling 8,795 and 8,614 shares were granted to each of Ms. Battey and Ms. McCloud, respectively, under the Amended and Restated 2018 Long Term Incentive Plan. During 2022, restricted stock awards totaling 5,057 and 4,305 shares were granted to each of Ms. Battey and Ms. McCloud, respectively, under the 2018 Long Term Incentive Plan.

There were no grants of restricted stock units or stock options to the NEOs for the years ended December 31, 2023 or 2022.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each NEO as of December 31, 2023.

	Option Awards				Restricted Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) (Exercisable)**	**Number of Securities Underlying Unexercised Options (#) (Unexercisable)[1]**	**Option Exercise Price ($)[2]**	**Option Expiration Date[3]**	**Number of Shares That Have Not Vested (#)**	**Market Value of Shares That Have Not Vested ($)**
Brian E. Argrett	—	—	—	—	45,851	$311,328
Brenda J. Battey	18,750	—	12.96	02/24/2026	12,841	$ 87,190
Ruth McCloud	12,500	—	12.96	02/24/2026	12,058	$ 81,874

(1) Options became fully vested on February 24, 2021.

(2) Based upon the fair market value of a share of Company common stock on the date of grant.

(3) Terms of outstanding stock options are for a period of ten years from the date the option is granted.

(4) 7,149 of these shares vest ratably over the following 15 months after December 31, 2023, and 32,126 of these shares vest 33.3% on the one year anniversary of the grant date of June 21, 2023, and the remaining 66.6% of these shares vest ratably over the succeeding 24 months after the anniversary date.

(5) 4,046 of the shares for Ms. Battey and 3,444 of the shares for Ms. McCloud vest on each of March 16, 2024, 2025, 2026, and 2027 and 8,795 of the shares for Ms. Battey and 8,614 of the shares for Ms. McCloud vest in five equal annual installments on each anniversary of June 21, 2023.

Anti-Hedging Policy

Our employees, officers, and directors are prohibited from engaging in any kind of hedging transaction that could reduce or limit such person's holdings, ownership, or interest in or to any securities of the Company. Prohibited transactions include the purchase of financial instruments such as prepaid variable forward contracts, instruments for short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to, or that may reasonably be expected to, have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

Clawback Policy

In October of 2023, we adopted a clawback policy intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will seek to recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our named executive officers, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

DIRECTOR COMPENSATION

Effective January 1, 2022, the non-employee directors of the Company are entitled to a quarterly fee of $12,500 (''Board Service Retainer''). In addition, outside directors who serve as Chair of one or more committees receive an additional quarterly fee of $1,500 (''Committee Chair Service Retainer''). In lieu of the Board Service Retainer payments, any outside director who serves as Lead Independent Director receives a quarterly fee of $14,000, and any outside director who serves as Chair of the Board receives a quarterly fee of $15,000. In addition, each calendar year the Company issues $12,000 in unrestricted stock to each outside director for service during such year.

Members of the Board do not receive separate compensation for their service on the board of directors of the Bank.

The following table summarizes the compensation paid to non-employee directors for the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash[(1)]	Stock Awards[(2)]	Total
Wayne-Kent A. Bradshaw	$58,500	$12,000	$70,500
Robert C. Davidson	$56,000	$12,000	$68,000
Mary Ann Donovan	$50,000	$12,000	$62,000
John Driver	$50,000	$12,000	$62,000
Marie C. Johns	$62,000	$12,000	$74,000
William A. Longbrake	$56,000	$12,000	$68,000
David J. McGrady	$56,000	$12,000	$68,000
Dutch C. Ross III	$56,000	$12,000	$68,000

(1) Includes payments of annual retainer fees, and retainer fees paid to chairs of Board committees.

(2) The amounts shown reflect the aggregate fair value of stock awards on the grant date, as determined in accordance with FASB ASC Topic 718. For each director, the number of shares of Common Stock was determined by dividing the grant date value of the award, $12,000, by $10.40, the closing price of the Company's Common Stock on February 21, 2023, the date of grant (adjusted for the reverse stock split on October 31, 2023.) As of December 31, 2023, none of the directors held any outstanding equity awards.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS (NOT FULLY UPDATED)

The following table sets forth information as of April 30, 2024 concerning the shares of the Company's common stock owned by each person known to the Company to be a beneficial owner of more than 5% of the Company's Voting Common Stock, each director or director nominee, each Named Executive Officer, and all current directors and executive officers as a group. Except as otherwise indicated, and subject to any interests of the reporting person's spouse, we believe that the beneficial owners of common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares. As of April 30, 2024, we had 6,033,212 shares of Voting Common Stock outstanding.

Beneficial Owner	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting Common Stock	Number of Shares of Non-Voting Common Stock, Class B Beneficially Owned[1]	Number of Shares of Non-Voting Common Stock, Class C Beneficially Owned[2]	Percent of Total Common Stock Outstanding[3]
5% Beneficial Owners:					
City First Enterprises[4]	827,778	13.72%	—	—	9.07%
City First Bank, National Association Employee Stock Ownership Trust[5]	607,608	10.07%	—	—	6.65%
Cedars-Sinai Medical Center[6]	351,123	5.82%	—	—	3.85%
The Vanguard Group	326,102	5.41%			3.57%
Directors and Executive Officers[7]:					
Brian E. Argrett[8]	80,464	1.33%	—	—	*
Wayne-Kent A. Bradshaw	35,746	*	—	—	*
Robert C. Davidson[9]	13,069	*	—	—	*
Mary Ann Donovan	2,165	*	—	—	*
John M. Driver	1,153	*	—	—	*
Marie C. Johns	2,165	*	—	—	*
William A. Longbrake	9,665	*	—	—	*
David J. McGrady	2,165	*	—	—	*
Dutch C. Ross III	6,004	*	—	—	*
Brenda J. Battey[10]	49,254	*	—	—	*
Ruth McCloud[11]	40,782	*	—	—	*
John F. Tellenbach	5,298	*	—	—	*
LaShanya D. Washington[12]	12,177	*	—	—	*
Sonja S. Wells[13]	23,940	*	—	—	*
Current directors and executive officers as a group (15 persons)	284,047	4.70%	—	—	3.11%

* Less than 1%.

(1) The Class B non-voting common stock may not be converted to Voting Common Stock.

(2) The Class C non-voting common stock may be converted to Voting Common Stock only upon the occurrence of certain prescribed forms of sales to third parties that are not affiliated with the holders thereof.

(3) The total number of outstanding common shares as of April 30, 2024 was 9,131,348, which includes all outstanding shares of Class A voting common stock, Class B non-voting common stock, and Class C non-voting common stock.

(4) The address for City First Enterprises is 1 Thomas Circle, NW, Suite 700, Washington, D.C. 20005.

(5) The address for the City First Bank, National Association Employee Stock Ownership Trust ("ESOP") is 1432 U Street, N.W. Washington, DC 20009-3916.

(6) The address for Cedars-Sinai Medical Center is 8700 Beverly Boulevard, TRES 6500, Los Angeles, CA 90048.

(7) The address for each of the directors and named executive officers is 4601 Wilshire Boulevard, Suite 150, Los Angeles, CA 90010.

(8) Includes 1,798 allocated shares under the ESOP.

(9) Includes [[8,750]] shares that are held by the Robert and Alice Davidson Trust, dated August 11, 1982. Robert Davidson and Alice Davidson share investment and voting power with respect to the shares held by the Robert and Alice Davidson Trust in their capacities as trustees of the trust.

(10) Includes 5,488 allocated shares under the ESOP and 18,750 shares subject to options granted under the LTIP, which options are all currently exercisable.

(11) Includes 4,969 allocated shares under the ESOP and 12,500 shares subject to options granted under the LTIP, which options are all currently exercisable.

(12) Includes 1,286 allocated shares under the ESOP.

(13) Includes 1,678 allocated shares under the ESOP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Transactions by us with related persons are subject to formal written policies, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W (which govern certain transactions by us with our affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal stockholders). We have adopted policies to comply with these regulatory requirements and restrictions. The Company's current loan policy provides that all loans made by the Company or its subsidiary to its directors and executive officers or their associates must be made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness who are not related to the Company and must not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2023, the Company did not have any loans to related parties or affiliates. Loans to insiders and their related interests require approval by the Board, or a Board designated committee. We also apply the same standards to any other transactions with an insider. Personal loans made to any executive officer or director must comply with Regulation O. Additionally, loans and other related party transactions are subject to Audit Committee review and approval requirements.

From time to time, City First Enterprises and the Bank will each make an investment in the same community development project. These loans by the Bank are made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and do not involve more than the normal risk of collectability or present other unfavorable features. All such loans are reviewed, approved, or ratified by the Director's Loan Committee of the Bank and are made in accordance with the Bank's lending and credit policies.

Parents of Smaller Reporting Company

City First Enterprises is the owner of 827,778 shares of our Voting Common Stock, which represents approximately 13.72% of our Voting Common Stock outstanding. In addition, four members of our board – Mr. Argrett, our President and CEO, Dr. Longbrake, Mr. McGrady, and Ms. Donovan – are also members of the Board of Directors of City First Enterprises.

Director Independence

We have adopted standards for director independence pursuant to the Nasdaq listing standards. The Board has considered relationships, transactions, and/or arrangements with each of its directors, and has determined that all of the Company's non-employee directors (Mr. Bradshaw, Mr. Davidson, Ms. Donovan, Mr. Driver, Ms. Johns, Dr. Longbrake, Mr. McGrady, and Mr. Ross) are ''independent'' under applicable Nasdaq listing standards and Securities and Exchange Commission (''SEC'') rules.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services, in accordance with the pre-approval policies and procedures that have been established by the Audit Committee. All fees incurred in the years ended December 31, 2023 and 2022 for services rendered by Moss Adams were approved by the Audit Committee. No non-audit services were provided by Moss Adams for the years indicated.

The following table sets forth the aggregate fees billed to us by Moss Adams for the years indicated, inclusive of out-of-pocket expenses.

	2023	2022
	(In thousands)	
Audit fees[1]	$474	$409
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$474	$409

(1) Aggregate fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements included in the Company's Annual Report on Form 10-K and for the reviews of the Company's consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q. The services provided by the independent accounts are for SEC-related filings only.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. See Index to Consolidated Financial Statements.

2. Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto included under Item 8, "Financial Statements and Supplementary Data."

(b) List of Exhibits

Exhibit Number*	
3.1	Amended and Restated Certificate of Incorporation of Registrant (Exhibit 3.1 to Form 8-K filed by Registrant on April 5, 2021)
3.2	Certificate of Amendment to Certificate of Incorporation of Registrant (Exhibit 3.1 to Form 8-K filed by the Registrant on November 1, 2023)
3.3	Bylaws of Registrant (Exhibit 3.2 to Form 8-K filed by Registrant on August 24, 2020)
3.4	Certificate of Designations for the Series B Junior Participating Preferred Stock (Exhibit 3.1 to Form 8-K filed by Registrant on September 11, 2019)
3.5	Certificate of Designations of Senior Non-Cumulative Perpetual Preferred Stock, Series C (Exhibit 3.1 to Form 8-K filed by Registrant on June 8, 2022)
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.1 to Form 10-K filed by Registrant on April 15, 2022)
4.2	Rights Agreement, dated as of September 10, 2019, entered between Broadway Financial Corporation and Computershare Trust Company, N.A., as rights agent (Exhibit 4.1 to Form 8-K filed by Registrant on September 11, 2019)
4.3	Amendment to Rights Agreement, dated as of August 25, 2020, entered between Broadway Financial Corporation and Computershare Trust Company, N.A. (Exhibit 4.1 to Form 8-K file by Registrant on August 26, 2020)
4.4	Registration Rights Agreement (Exhibit 10.2 to Form 8-K filed by Registrant on June 8, 2022)
10.1**	Broadway Federal Bank Employee Stock Ownership Plan (Exhibit 10.1 to Form 10-K filed by Registrant on March 28, 2016)
10.2**	Amended and Restated Broadway Financial Corporation 2008 Long Term Incentive Plan (Exhibit 10.3 to Form 10-Q filed by Registrant on August 12, 2016)
10.3**	Amended Form of Award Agreement for stock options granted pursuant to Amended and Restated Broadway Financial Corporation 2008 Long-Term Incentive Plan (Exhibit 10.1 to Form 10-Q filed by Registrant on August 12, 2016)
10.4**	Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan
10.5**	Form of Award Agreement for restricted stock granted pursuant to Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan
10.6**	Employment Agreement, dated as of March 22, 2017, for Wayne-Kent A. Bradshaw (Exhibit 10.7 to Form 10-K filed by Registrant on March 29, 2019)
10.7**	Award Agreement, dated as of February 27, 2019 for grant of restricted stock to Wayne-Kent A. Bradshaw pursuant to Broadway Financial Corporation 2018 Long-Term Incentive Plan (Exhibit 10.10 to Form 10-K filed by Registrant on March 29, 2019)
10.8**	Employment Agreement, dated as of May 1, 2017, for Brenda J. Battey (Exhibit 10.11 to Form 10-K filed by Registrant on March 29, 2019)
10.9**	Amendment to Employment Agreement for Brenda J. Battey, dated as of January 14, 2021 (Exhibit 10.1 to form 8-K filed by Registrant on January 14, 2021)
10.10**	Employment Agreement, dated as of May 1, 2017, for Norman Bellefeuille (Exhibit 10.12 to Form 10-K filed by Registrant on March 29, 2019)
10.11**	Amendment to Employment Agreement for Norman Bellefeuille, dated as of January 14, 2020 (Exhibit 10.2 to form 8-K filed by Registrant on January 14, 2021)

Exhibit Number*	
10.12**	Employment Agreement, dated as of May 1, 2017, for Ruth McCloud (Exhibit 10.13 to Form 10-K filed by Registrant on March 29, 2019)
10.13**	Amendment to Employment Agreement for Ruth McCloud, dated as of January 14, 2020 (Exhibit 10.3 to form 8-K filed by Registrant on January 14, 2021)
10.14**	Broadway Federal Bank Incentive Compensation Plan (Exhibit 10.14 to Form 10-K filed by the Registrant on March 31, 2021)
10.15**	Employment Agreement, dated and effective as of November 17, 2021, between Registrant and Brian E. Argrett (Exhibit 10.1 to Form 8-K filed by Registrant on November 18, 2021)
10.16	Stock Purchase Agreement, dated as of December 21, 2016, entered between First Republic Bank and Registrant (Exhibit 10.8 to Form 10-K filed by Registrant on March 27, 2017)
10.17	ESOP Loan Agreement and ESOP Pledge Agreement, each dated as of December 19, 2016, entered into between Registrant and Miguel Paredes, as trustee for the Broadway Federal Bank, f.s.b., Employee Stock Ownership Plan Trust, and related Promissory Note, dated as of December 19, 2016 (Exhibit 10.12 to Form 10-K filed by Registrant on March 27, 2017)
10.18	Stock Purchase Agreement, dated as of November 23, 2020, entered between Banc of America Strategic Investments Corporation and Registrant (Exhibit 10.15 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.19	Stock Purchase Agreement, dated as of November 23, 2020, entered between Cedars-Sinai Medical Center and Registrant (Exhibit 10.14 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.20	Stock Purchase Agreement, dated as of November 24, 2020, entered between Wells Fargo Central Pacific Holdings, Inc. and Registrant (Exhibit 10.16 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.21	Stock Purchase Agreement, dated as of February 19, 2021, entered between Ally Ventures, a business unit of Ally Financial Inc., and Registrant (Exhibit 10.24 to Form 10-K filed by Registrant on March 31, 2021)
10.22	Stock Purchase Agreement, dated as of February 19, 2021, entered between Banner Bank and Registrant (Exhibit 10.25 to Form 10-K filed by Registrant on March 31, 2021)
10.23	Stock Purchase Agreement, dated as of February 19, 2021, entered between Citicorp Banking Corporation and Registrant (Exhibit 10.26 to Form 10-K filed by Registrant on March 31, 2021)
10.24	Stock Purchase Agreement, dated as of February 19, 2021, entered between First Republic Bank and Registrant (Exhibit 10.8 to Form 10-K filed by Registrant on March 31, 2021)
10.25	Stock Purchase Agreement, dated as of February 19, 2021, entered between Gerald I. White and Registrant (Exhibit 10.28 to Form 10-K filed by Registrant on March 31, 2021)
10.26	Stock Purchase Agreement, dated as of February 19, 2021, entered between Gerald I. White, in his capacity as the trustee for the Grace & White, Inc. Profit Sharing Plan, and Registrant (Exhibit 10.29 to Form 10-K filed by Registrant on March 31, 2021)
10.27	Stock Purchase Agreement, dated as of February 19, 2021, entered between Registrant and Butterfield Trust (Bermuda) Limited as trustee of each of the following: The Lorraine Grace Will Trust, The Anne Grace Kelly Trust 99, The Gwendolyn Grace Trust 99, The Lorraine L. Grace Trust 99, and The Ruth Grace Jervis Millennium Trust (Exhibit 10.30 to Form 10-K filed by Registrant on March 31, 2021)
10.28	Stock Purchase Agreement, dated as of February 19, 2021, entered between Texas Capital Community Development Corporation and Registrant (Exhibit 10.31 to Form 10-K filed by Registrant on March 31, 2021)
10.29	Stock Purchase Agreement, dated as of February 20, 2021, entered between J.P. Morgan Chase Community Development Corporation and Registrant (Exhibit 10.32 to Form 10-K filed by Registrant on March 31, 2021)
10.30	Letter Agreement and Securities Purchase Agreement, dated June 7, 2022 (Exhibit 10.1 to Form 8-K filed by Registrant on June 8, 2022)
21.1	List of Subsidiaries

Exhibit Number*	
23.1	Consent of Moss Adams LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from this Annual Report on Form 10-K, formatted in Inline XBRL (included as Exhibit 101).

** Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROADWAY FINANCIAL CORPORATION

By: /s/ BRIAN ARGRETT
Brian Argrett
Chief Executive Officer
Date: May 20, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date
/s/ BRIAN ARGRETT Brian Argrett Chief Executive Officer and President (Principal Executive Officer)	Date: May 20, 2024
/s/ BRENDA J. BATTEY Brenda J. Battey Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	Date: May 20, 2024
/s/ WAYNE-KENT A. BRADSHAW Wayne-Kent A. Bradshaw Chairman of the Board	Date: May 20, 2024
/s/ MARIE C. JOHNS Marie C. Johns Lead Independent Director	Date: May 20, 2024
/s/ WILLIAM A. LONGBRAKE William A. Longbrake Audit Committee Chairman	Date: May 20, 2024
/s/ ROBERT C. DAVIDSON, JR. Robert C. Davidson, Jr. Director	Date: May 20, 2024
/s/ MARY ANN DONOVAN Mary Ann Donovan Director	Date: May 20, 2024
/s/ DAVID J. MCGRADY David J. McGrady Director	Date: May 20, 2024
/s/ DUTCH C. ROSS III Dutch C. Ross III Director	Date: May 20, 2024
/s/ JOHN M. DRIVER John M. Driver Director	Date: May 20, 2024

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Index to Consolidated Financial Statements

Years ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Broadway Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Broadway Financial Corporation and subsidiaries (the ''Company'') as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, referred to as the ''consolidated financial statements''). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the allowance for credit losses in the year ended December 31, 2023 due to the adoption of Accounting Standards Update 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements. The Company adopted the new credit loss standard using the modified retrospective approach such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (''PCAOB'') and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the PCAOB. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee, and that (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As described in Note 1 and 4 to the consolidated financial statements, the Company's allowance for credit losses for loans balance was $7.3 million at December 31, 2023. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of loans held for investment to present the net carrying value at the amount expected to be collected. The allowance for credit losses for loans is maintained at a level sufficient to provide for expected credit losses over the lives of the loans based on evaluating historical credit loss experience and making qualitative reserve factor adjustments to historical loss information for each loan category for differences in the specific risk characteristics in the current loan portfolio based on reasonable and supportable forecasts. These qualitative reserve factors include (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses.

We identified the estimation of the qualitative reserve factors used in the allowance for credit losses for loans receivable held for investment, as a critical audit matter. The qualitative reserve factors are used to estimate credit losses related to matters that are not captured in the historical loss component of the allowance for credit losses for loans receivable held for investment and require significant management judgement based on management's evaluation of available internal and external data. Auditing management's judgements regarding the qualitative reserve factors applied to the allowance for credit losses for loans receivable held for investment involved challenging and subjective auditor judgement when performing audit procedures and evaluating the results of those procedures.

The primary procedures we performed to address this critical audit matter included:

- Obtaining management's analysis and supporting documentation related to the qualitative reserve factors, and testing whether the qualitative reserve factors used in the calculation of the allowance for credit losses for loans are supported by the analysis provided by management.
- Evaluating the reasonableness of the assumptions used for adjustments to the qualitative reserve factors.
- Evaluating the methodology and assumptions used in the calculation of the allowance for credit losses for loans, and testing the calculation itself, including completeness and accuracy of the data used in the calculation, application of the qualitative reserve factors determined by management and used in the calculation, and recalculation of the allowance for credit losses balance.

/s/ Moss Adams LLP

Sacramento, California
May 20, 2024

We have served as the Company's auditor since 2014.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Financial Condition

	December 31, 2023	December 31, 2022
	(In thousands, except share and per share)	
Assets:		
Cash and due from banks	$ 5,460	$ 7,459
Interest-bearing deposits in other banks	99,735	8,646
Cash and cash equivalents	105,195	16,105
Securities available-for-sale, at fair value	316,950	328,749
Loans receivable held for investment, net of allowance of $7,348 and $4,388	880,457	768,046
Accrued interest receivable	4,938	3,973
Federal Home Loan Bank (FHLB) stock	10,156	5,535
Federal Reserve Bank (FRB) stock	3,543	5,264
Office properties and equipment, net	9,840	10,291
Bank owned life insurance	3,275	3,233
Deferred tax assets, net	9,538	11,872
Core deposit intangible, net	2,111	2,501
Goodwill	25,858	25,858
Other assets	3,543	2,866
Total assets	**$1,375,404**	**$1,184,293**
Liabilities and stockholders' equity		
Liabilities:		
Deposits	$ 682,635	$ 686,916
Securities sold under agreements to repurchase	73,475	63,471
FHLB advances	209,319	128,344
Bank Term Funding Program borrowing	100,000	—
Notes payable	14,000	14,000
Accrued expenses and other liabilities	13,878	11,910
Total liabilities	**1,093,307**	**904,641**
Stockholders' equity:		
Non-Cumulative Redeemable Perpetual Preferred stock, Series C; authorized 150,000 shares at December 31, 2023 and December 31, 2022; issued and outstanding 150,000 shares at December 31, 2023 and December 31, 2022; liquidation value $1,000 per share	150,000	150,000
Common stock, Class A, $0.01 par value, voting; authorized 75,000,000 shares at December 31, 2023 and December 31, 2022; issued 6,230,705 shares at December 31, 2023 and 6,408,151(1) shares at December 31, 2022; outstanding 5,914,861 shares at December 31, 2023 and 6,080,745(1) shares at December 31, 2022	62	64
Common stock, Class B, $0.01 par value, non-voting; authorized 15,000,000 shares at December 31, 2023 and December 31, 2022; issued and outstanding 1,425,574(1) shares at December 31, 2023 and December 31, 2022	14	14
Common stock, Class C, $0.01 par value, non-voting; authorized 25,000,000 shares at December 31, 2023 and December 31, 2022; issued and outstanding 1,672,562(1) at December 31, 2023 and December 31, 2022	17	17
Additional paid-in capital	142,601	144,157
Retained earnings	12,552	9,294
Unearned Employee Stock Ownership Plan (ESOP) shares	(4,492)	(1,265)
Accumulated other comprehensive loss, net of tax	(13,525)	(17,473)
Treasury stock-at cost, 327,228(1) shares at December 31, 2023 and at December 31, 2022	(5,326)	(5,326)
Total Broadway Financial Corporation and Subsidiary stockholders' equity	**281,903**	**279,482**
Non-controlling interest	**194**	**170**
Total liabilities and stockholders' equity	**$1,375,404**	**$1,184,293**

(1) Retroactively adjusted, as applicable, for the 1-for-8 reverse stock split effective November 1, 2023 - see Note 2

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Years Ended December 31,	
	2023	2022
	(In thousands, except per share)	
Interest income:		
Interest and fees on loans receivable	$37,143	$ 28,732
Interest on available-for-sale securities	8,697	5,596
Other interest income	1,388	1,941
Total interest income	47,228	36,269
Interest expense:		
Interest on deposits	7,512	2,104
Interest on borrowings	10,254	1,305
Total interest expense	17,766	3,409
Net interest income	29,462	32,860
Provision for credit losses	933	997
Net interest income after provision for credit losses	28,529	31,863
Non-interest income:		
Service charges	179	145
Grants	4,156	—
Other	1,022	1,050
Total non-interest income	5,357	1,195
Non-interest expense:		
Compensation and benefits	15,653	14,303
Occupancy expense	1,870	1,615
Information services	2,777	2,933
Professional services	3,126	2,758
Supervisory costs	613	413
Office services and supplies	101	174
Corporate insurance	245	231
Amortization of core deposit intangible	390	435
Advertising and promotional expense	168	137
Travel expense	221	188
Other	2,199	1,752
Total non-interest expense	27,363	24,939
Income before income taxes	6,523	8,119
Income tax expense	1,985	2,413
Net income	$ 4,538	$ 5,706
Less: Net income attributable to non-controlling interest	24	70
Net income attributable to Broadway Financial Corporation	$ 4,514	$ 5,636
Other comprehensive income (loss), net of tax:		
Unrealized gains (losses) on securities available-for-sale arising during the period	$ 5,552	$(24,047)
Income tax expense (benefit)	1,604	(7,125)
Other comprehensive income (loss), net of tax	3,948	(16,922)
Comprehensive income (loss)	$ 8,462	$(11,286)
Earnings per common share-basic	$ 0.52	$ 0.62
Earnings per common share-diluted	$ 0.51	$ 0.62

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share and per share)

	Preferred Stock Non-Voting	Common Stock Voting	Common Stock Non-Voting	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Non-Controlling Interest	Total Stockholders' Equity
Balance at December 31, 2021	$ 3,000	$58	$35	$140,940	$ (551)	$ 3,673	$ (829)	$(5,326)	$100	$141,100
Net income	—	—	—	—	—	5,636	—	—	70	5,706
Preferred shares issued	150,000	—	—	—	—	—	—	—	—	150,000
Increase in unreleased shares	—	—	—	—	—	—	(500)	—	—	(500)
Release of unearned ESOP shares	—	—	—	2	—	—	64	—	—	66
Stock-based compensation expense	—	—	—	133	—	—	—	—	—	133
Director stock compensation expense	—	—	—	84	—	—	—	—	—	84
Conversion of preferred shares to common shares	(3,000)	2	—	2,998	—	—	—	—	—	—
Conversion of non-voting shares into voting shares	—	4	(4)	—	—	—	—	—	—	—
Dividends paid on preferred stock	—	—	—	—	—	(15)	—	—	—	(15)
Other comprehensive loss, net of tax	—	—	—	—	(16,922)	—	—	—	—	(16,922)
Balance at December 31, 2022	**150,000**	**64**	**31**	**144,157**	**(17,473)**	**9,294**	**(1,265)**	**(5,326)**	**170**	**279,652**
Cumulative effect of change related to adoption of ASU 2016-13	—	—	—	—	—	(1,256)	—	—	—	(1,256)
Adjusted balance, January 1, 2023	150,000	64	31	144,157	(17,473)	8,038	(1,265)	(5,326)	170	278,396
Net income	—	—	—	—	—	4,514	—	—	24	4,538
Release of unearned ESOP shares	—	—	—	(80)	—	—	173	—	—	93
Increase in unreleased shares	—	—	—	—	—	—	(3,400)	—	—	(3,400)
Stock-based compensation expense	—	(2)	—	210	—	—	—	—	—	208
Director stock compensation expense	—	—	—	95	—	—	—	—	—	95
Share repurchase - FDIC	—	—	—	(1,781)	—	—	—	—	—	(1,781)
Other comprehensive income, net of tax	—	—	—	—	3,948	—	—	—	—	3,948
Balance at December 31, 2023	$150,000	$62	$31	$142,601	$(13,525)	$12,552	$(4,492)	$(5,326)	$194	$282,097

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Years Ended December 31	
	2023	2022
	(In thousands)	
Cash flows from operating activities:		
Net income	$ 4,538	$ 5,706
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	933	997
Depreciation and amortization	385	376
Net change of deferred loan origination costs	413	229
Net amortization of premiums & discounts on available-for-sale securities	(1,044)	(225)
Accretion of purchase accounting marks on loans	(235)	(831)
Amortization of core deposit intangible	390	435
Director compensation expense-common stock	95	84
Accretion of premium on FHLB advances	(23)	(38)
Stock-based compensation expense	208	133
ESOP compensation expense	93	66
Earnings on bank owned life insurance	(42)	(43)
Net change in assets and liabilities:		
Deferred tax assets	1,238	1,492
Accrued interest receivable	(965)	(601)
Other assets	(677)	(995)
Accrued expenses and other liabilities	2,287	(461)
Net cash provided by operating activities	7,594	6,324
Cash flows from investing activities:		
Net change in loans receivable held for investment	(115,331)	(119,928)
Principal payments and maturities on available-for-sale securities	18,395	19,325
Purchase of available-for-sale securities	—	(215,500)
Purchase of FRB stock	—	(4,571)
Purchase of FHLB stock	(13,287)	(5,414)
Proceeds from redemption of FHLB stock	8,667	2,452
Proceeds from redemption of FRB stock	1,720	—
Purchase of office properties and equipment	(208)	(323)
Net cash used in investing activities	(100,044)	(323,959)
Cash flows from financing activities:		
Net change in deposits	(4,281)	(101,136)
Net change in securities sold under agreements to repurchase	10,004	11,511
Increase in unreleased ESOP shares	(3,400)	(500)
Proceeds from issuance of preferred stock	—	150,000
Proceeds from Bank Term Funding Program	100,000	—
Dividends paid on preferred stock	—	(15)
Share repurchase - FDIC	(1,781)	—
Proceeds from FHLB advances	456,138	95,500
Repayments of FHLB advances	(375,140)	(53,140)
Net cash provided by financing activities	181,540	102,220
Net change in cash and cash equivalents	89,090	(215,415)
Cash and cash equivalents at beginning of the period	16,105	231,520
Cash and cash equivalents at end of the period	$ 105,195	$ 16,105
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 16,921	$ 3,053
Cash paid for income taxes	2,036	332
Supplemental non-cash disclosures:		
Common stock issued in exchange for preferred stock	$ —	$ 3,000
Assets acquired (liabilities assumed) in acquisition:		
Goodwill	—	(138)
Deferred taxes	—	138

See accompanying notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation

Broadway Financial Corporation (the ''Company'') was incorporated under Delaware law in 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Savings and Loan Association as part of the bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. In connection with the conversion, the bank's name was changed to Broadway Federal Bank, f.s.b. (''Broadway Federal''). The conversion was completed, and Broadway Federal became a wholly-owned subsidiary of the Company, in January 1996.

On April 1, 2021, the Company completed its merger with CFBanc Corporation, with the Company continuing as the surviving entity. Immediately following the CFBanc Merger, Broadway Federal merged with and into City First Bank of D.C, National Association with City First Bank of D.C., National Association (the ''Bank'') continuing as the surviving entity (combined with Broadway Federal). Concurrently with the Merger, the Bank changed its name to City First Bank, National Association.

The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage loans secured by residential and commercial real estate located in the Bank's market areas. At December 31, 2023, the Bank operated three retail-banking offices: Los Angeles and in the nearby city of Inglewood in California, and another in Washington, D.C. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The accompanying consolidated financial statements include Broadway Financial Corporation and its wholly owned subsidiary, City First Bank, National Association (together with the Company, ''City First Broadway''). Also included in the consolidated financial statements are the following subsidiaries of City First Bank: 1432 U Street LLC, Broadway Service Corporation, City First Real Estate LLC, City First Real Estate II LLC, City First Real Estate III LLC, City First Real Estate IV LLC, and CF New Markets Advisors, LLC (''CFNMA''). In addition, CFNMA also consolidates CFC Fund Manager II, LLC; City First New Markets Fund II, LLC; City First Capital IX, LLC; and City First Capital 45, LLC (''CFC 45'') into its financial results. The results of Broadway Service Corporation, a wholly owned subsidiary of the Bank, are also included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Out-of-Period Adjustments

Following the quarter ended September 30, 2023, the Company performed a review of internal controls over financial reporting, encompassing an examination of financial reporting processes. During this assessment and while preparing financial statements for the three and nine months ended September 30, 2023, certain previously unrecorded adjustments totaling $8 thousand, net of tax expense, increasing net income were identified pertaining to prior periods. In accordance with SEC Staff Accounting Bulletin Nos. 99 and 108, these adjustments were evaluated both individually and collectively. Following this assessment, management determined these adjustments were immaterial to both historical and current reporting periods. Consequently, the Company determined that no amendment to the previously filed reports was warranted. However, recognizing the importance of transparency and accuracy, the Company addressed these prior period adjustments and incorporated them into its financial statements for the three and nine months ended September 30, 2023. These adjustments are included in the Other Expense line item on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Use of Estimates

To prepare consolidated financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ from these estimates. The allowance and provision for credit losses, deferred tax asset valuation allowance, and fair values of investment securities and other financial instruments are particularly subject to change.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in the process of collection, amounts due from correspondent banks and the Federal Reserve Bank of San Francisco (the "Federal Reserve Bank"), and interest-bearing deposits in other banks with initial terms of ninety days or less. The Company may be required to maintain reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act of 1913, as amended. Effective on March 26, 2020, as a part of Federal Reserve Bank's tools to promote maximum employment, Federal Reserve Bank Board reduced reserve requirement ratios to zero. The reserve and clearing requirement balance were no longer required at December 31, 2023. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other banks, deferred income taxes and other assets and liabilities.

Investment Securities

Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Effective January 1, 2023, the Company accounts for the allowance for credit losses ("ACL") on securities in accordance with Accounting Standards Codification Topic 326 ("ASC 326") – Financial Instruments-Credit Losses. The ACL on securities is recorded at the time of purchase or acquisition, representing the Company's best estimate of current expected credit losses ("CECL") as of the date of the consolidated statements of financial condition.

For available-for-sale investment securities, the Company performs a qualitative evaluation for those securities that are in an unrealized loss position to determine if the decline in fair value is credit related or non-credit related. In determining whether a security's decline in fair value is credit related, the Company considers a number of factors including, but not limited to: (i) the extent to which the fair value of the investment is less than its amortized cost; (ii) the financial condition and near-term prospects of the issuer; (iii) any downgrades in credit ratings; (iv) the payment structure of the security; (v) the ability of the issuer of the security to make scheduled principal and interest payments; and (vi) general market conditions which reflect prospects for the economy as a whole, including interest rates and sector credit spreads. For investment securities where the Company has reason to believe the credit loss exposure is remote, a zero credit loss assumption is applied. Such investment securities typically consist of those guaranteed by the U.S. government or other government enterprises, where there is an explicit or implicit guarantee by the U.S. government, that are highly rated by rating agencies, and historically have had no credit loss experience.

If it is determined that the unrealized loss, or a portion thereof, is credit related, the Company records the amount of credit loss through a charge to the provision for credit losses in current period earnings. However, the amount of credit loss recorded in current period earnings is limited to the amount of the total unrealized loss on the security, which is measured as the amount by which the security's fair value is below its amortized cost. If the Company intends to sell a security that is in an unrealized loss position, or if it is more likely than not the Company will be required to sell a security in an unrealized loss position, the total amount of the unrealized loss is recognized in current period earnings through the provision for credit losses. Unrealized losses deemed non-credit related are recorded, net of tax, in accumulated other comprehensive income (loss).

The Company's assessment of available-for-sale investment securities as of December 31, 2023, indicated that an ACL was not required. The Company analyzed available-for-sale investment securities that were in an unrealized loss position and determined the decline in fair value for those securities was not related to credit, but rather related to changes in interest rates and general market conditions. As such, no ACL was recorded for available-for-sale securities as of December 31, 2023.

Loans Receivable Held for Investment

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of allowance for credit losses, deferred loan fees and costs and unamortized premiums and discounts. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, premiums and discounts are deferred, and recognized in income using the level-yield method without anticipating prepayments.

Interest income on all loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk

Concentrations of credit risk arise when several customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's lending activities are predominantly in real estate loans that are secured by properties located in Southern California and in Washington, D.C. and many of the borrowers reside in those areas. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy and real estate market in the markets in which the Company operates.

Purchased Credit Deteriorated Loans

Prior to the adoption of ASC 326, loans that were purchased in a business combination that showed evidence of credit deterioration since their origination and for which it was probable, at acquisition, that not all contractually required payments would be collected were classified as purchased-credit impaired (''PCI''). The Company accounted for PCI loans and associated income recognition in accordance with ASC Subtopic 310-30 – Receivables-Loans and Debt Securities Acquired with Deteriorated Credit Quality. Upon acquisition, the Company measured the amount by which the undiscounted expected future cash flows on PCI loans exceeded the estimated fair value of the loan as the ''accretable yield,'' representing the amount of estimated future interest income on the loan. The amount of accretable yield was re-measured at each financial reporting date, representing the difference between the remaining undiscounted expected cash flows and the current carrying value of the PCI loan. The accretable yield on PCI loans was recognized in interest income using the interest method.

Following the adoption of ASC 326 on January 1, 2023, the Company analyzes all acquired loans at the time of acquisition for more-than-insignificant deterioration in credit quality since their origination date. Such loans are classified as purchased credit deteriorated (''PCD'') loans. Acquired loans classified as PCD are recorded at an initial amortized cost, which is comprised of the purchase price of the loans and the initial ACL determined for the loans, which is added to the purchase price, and any resulting discount or premium related to factors other than credit. PCI loans were considered to be PCD loans at the date of adoption of ASC 326. The Company accounts for interest income on PCD loans using the interest method, whereby any purchase discounts or premiums are accreted or amortized into interest income as an adjustment of the loan's yield. An accretable yield is not determined for PCD loans.

Allowance for Credit Losses - Loans

Effective January 1, 2023, the Company accounts for credit losses on loans in accordance with ASC 326, which requires the Company to record an estimate of expected lifetime credit losses for loans at the time of origination or acquisition. The ACL is maintained at a level deemed appropriate by management to provide for expected credit losses in the portfolio as of the date of the consolidated statements of financial condition. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. The measurement of the ACL is performed by collectively evaluating loans with similar risk characteristics. The Company measures the ACL for each of its loan segments using the weighted-average remaining maturity (''WARM'') method. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

The Company's ACL model also includes adjustments for qualitative factors, where appropriate. Since historical information (such as historical net losses) may not always, by itself, provide a sufficient basis for determining future expected credit losses, the Company periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may include, but are not limited to factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses.

The Company has a credit portfolio review process designed to detect problem loans. Problem loans are typically those of a substandard or worse internal risk grade, and may consist of loans on nonaccrual status, loans that have recently been modified in response to a borrower's deteriorating financial condition, loans where the likelihood of foreclosure on underlying collateral has increased, collateral dependent loans, and other loans where concern or doubt over the ultimate collectability of all contractual amounts due has become elevated. Such loans may, in the opinion of management, be deemed to no longer possess risk characteristics similar to other loans in the loan portfolio, because the specific attributes and risks associated with the loan have likely become unique as the credit quality of the loan deteriorates. As such, these loans may require individual evaluation to determine an appropriate ACL for the loan. When a loan is individually evaluated, the Company typically measures the expected credit loss for the loan based on a discounted cash flow approach, unless the loan has been deemed collateral dependent. Collateral dependent loans are loans where the repayment of the loan is expected to come from the operation of and/or eventual liquidation of the underlying collateral. The ACL for collateral dependent loans is determined using estimates of the fair value of the underlying collateral, less estimated selling costs.

The estimation of the appropriate level of the ACL requires significant judgment by management. Although management uses the best information available to make these estimates, future adjustments to the ACL may be necessary due to economic, operating, regulatory, and other conditions that may extend beyond the Company's control. Changes in management's estimates of forecasted net losses could materially change the level of the ACL. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL and credit review process. Such agencies may require the Company to recognize additions to the ACL based on judgments different from those of management.

The Company has segmented the loan portfolio according to loans that share similar attributes and risk characteristics. Each segment possesses varying degrees of risk based on, among other things, the type of loan, the type of collateral, and the sensitivity of the borrower or industry to changes in external factors such as economic conditions. The Company determines the ACL for loans based on this more detailed loan segmentation and classification. These segments, and the risks associated with each segment, are as follows:

Real Estate: Single-Family – Subject to adverse employment conditions in the local economy leading to increased default rate, decreased market values from oversupply in a geographic area and incremental rate increases on adjustable-rate mortgages which may impact the ability of borrowers to maintain payments.

Real Estate: Multi-Family – Subject to adverse various market conditions that cause a decrease in market value or lease rates, changes in personal funding sources for tenants, oversupply of units in a specific region, population shifts and reputational risks.

Real Estate: Commercial Real Estate – Subject to adverse conditions in the local economy which may lead to reduced cash flows due to vacancies and reduced rental rates and decreases in the value of underlying collateral.

Real Estate: Church – Subject to adverse economic and employment conditions, which may lead to reduced cash flows from members' donations and offerings, and the stability, quality, and popularity of church leadership.

Real Estate: Construction – Subject to adverse conditions in the local economy, which may lead to reduced demand for new commercial, multi-family, or single-family buildings or reduced lease or sale opportunities once the building is complete.

Commercial and SBA Loans– Subject to industry and economic conditions including decreases in product demand.

Consumer – Subject to adverse employment conditions in the local economy, which may lead to higher default rates.

Modified Loans to Borrowers Experiencing Financial Difficulty

In certain instances, the Company makes modifications to loans in order to alleviate temporary difficulties in the borrower's financial condition and/or constraints on the borrower's ability to repay the loan, and to minimize potential losses to the Company. Modifications include: changes in the amortization terms of the loan, reductions in interest rates, acceptance of interest only payments, and reductions to the outstanding loan balance (or any combination of such changes). Such loans are typically placed on nonaccrual status when there is doubt concerning the full repayment of principal and interest or the loan has been in default for a period of 90 days or more. Such loans may be returned to accrual status when all contractual amounts past due have been brought current, and the borrower's performance under the modified terms of the loan agreement and the ultimate collectability of all contractual amounts due under the modified terms is no longer in doubt. The Company typically measures the ACL on these loans on an individual basis as the loans are deemed to no longer have risk characteristics that are similar to other loans in the portfolio. The determination of the ACL for these loans is based on a discounted cash flow approach, unless the loan is deemed collateral dependent, which requires measurement of the ACL based on the estimated expected fair value of the underlying collateral, less selling costs.

Business Combinations

Business combinations are accounted for using the acquisition accounting method. Under the acquisition method, the Company measures the identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination at fair value on the acquisition date. Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date.

Goodwill and intangible assets acquired in a purchase business combination and that are determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate the necessity for such impairment tests to be performed. The Company has selected December 31st as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company's consolidated statement of financial condition.

Core deposit intangible assets arising from mergers and acquisitions are amortized on an accelerated basis reflecting the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The estimated life of the core deposit intangible is approximately 10 years.

Office Properties and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lease term or the estimated useful life of the asset, whichever is shorter.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock

The Bank is a member of the FHLB and FRB systems. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB and FRB stock are carried at cost, classified as restricted securities, and periodically evaluated for impairment based on ultimate recovery of their par value. Both cash and stock dividends are reported as income when declared.

Bank-Owned Life Insurance

The Bank has purchased life insurance policies on a former key executive. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Investment in Affordable Housing Limited Partnership

The Bank owns a less than 5% interest in an affordable housing limited partnership. The investment is recorded using the cost method and is being amortized over the life of the related tax credits. The tax credits are being recognized in income tax expense in the consolidated financial statements to the extent they are utilized on the Company's income tax returns. The investment is reviewed for impairment on an annual basis or on an interim basis if an event occurs that would trigger potential impairment.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Variable Interest Entities (''VIE'')

An entity is considered to be a VIE when it does not have sufficient equity investment at risk, the equity investors as a group lack the characteristics of a controlling financial interest, or the entity is structured with disproportionate voting rights and substantially all of the entity's activities are conducted on behalf of an investor with disproportionately few voting rights. The Company is required to consolidate a VIE when it holds a variable interest in the VIE and is also the primary beneficiary of the VIE. CFC 45 is a Community Development Entity (''CDE''), and is considered to be a VIE. The Company is the primary beneficiary because it has the power to direct activities that most significantly affect the economic performance of CFC 45 and has the obligation to absorb the majority of the losses or benefits of its financial performance.

Noncontrolling Interests

For consolidated subsidiaries that are less than wholly-owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of net income attributable to noncontrolling interests for such subsidiaries is presented as net income applicable to noncontrolling interests on the consolidated statements of operations and comprehensive income (loss), and the portion of the stockholders' equity of such subsidiaries is presented as noncontrolling interests on the consolidated statements of financial condition and consolidated statements of changes in stockholders' equity.

Revenue Recognition

Accounting Standard Codification (''ASC'') 606, Revenue from Contracts with Customers (''ASC 606''), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires the Company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. Most of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans and investment securities, as these activities are subject to other GAAP discussed elsewhere within our disclosures. The Company's revenue stream that is within the scope of Topic 606 is primarily service charges on deposit accounts, which consist of monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transaction based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company's accounting policy is to recognize forfeitures as they occur.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is ‘‘more likely than not’’ that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the ‘‘more likely than not’’ test, no tax benefit is recorded.

The Company recognizes interest related to income tax matters in interest expense and penalties related to tax matters in income tax expense.

Retirement Plans

Employee 401(k) expense is the amount of matching contributions made by the Company.

Employee Stock Ownership Plan (ESOP)

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Common Share

Basic earnings per share of common stock is computed pursuant to the two-class method by dividing net income available to common stockholders less dividends paid on participating securities (unvested shares of restricted common stock) and any undistributed earnings attributable to participating securities by the weighted average common shares outstanding during the period. The weighted average common shares outstanding includes the weighted average number of shares of common stock outstanding less the weighted average number of unvested shares of restricted common stock. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share of common stock includes the dilutive effect of unvested stock awards. It also includes the dilutive effect of additional potential common shares issuable under stock options using the treasury method.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of the net income from operations and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale, net of tax, which are also recognized as separate components of equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe that any such matters existed as of the balance sheet date that will have a material effect on the consolidated financial statements.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (‘‘ROU’’) assets and operating lease liabilities are included in the Company's consolidated financial statements. ROU assets represent the Company's right-of-use of an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments pursuant to the Company's leases. The ROU assets and liabilities are recognized at commencement of the lease based on the present value of lease payments over the lease term. To determine the present value of lease payments, the Company uses its incremental borrowing rate. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair values are estimated using relevant market information and other assumptions, as more fully disclosed in Note 8 "Fair Value". Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments

The Company operates as a single segment. The operating information used by management to assess performance and make operating decisions about the Company is the consolidated financial data presented in these financial statements. For the years ended 2023 and 2022, the Company has determined that banking is its one reportable business segment.

Accounting Pronouncements Recently Adopted

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 – Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU replaces the incurred loss impairment model in previous GAAP with a model that reflects current expected credit losses. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. CECL also requires credit losses on available-for-sale debt securities be measured through an allowance for credit losses when the fair value is less than the amortized cost basis. The new guidance also applies to off-balance sheet credit exposures. The ASU requires that all expected credit losses for financial assets held at the reporting date be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU also requires enhanced disclosures, including qualitative and quantitative disclosures that provide additional information about significant estimates and judgments used in estimating credit losses. The provisions of this ASU became effective for the Company for all annual and interim periods beginning January 1, 2023.

In April 2019, the FASB issued ASU 2019-04 – Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815-Derivatives and Hedging, and Topic 825-Financial Instruments. This ASU was issued as part of an ongoing project on the FASB's agenda for improving the Codification or correcting for its unintended application. The amendments in this ASU became effective for all interim and annual reporting periods for the Company on January 1, 2023. The Company adopted the provisions within this ASU in conjunction with the implementation of ASC 326, including: (i) the election to not measure credit losses on accrued interest receivable when such balances are written-off in a timely manner when deemed uncollectable and (ii) the election to not include the balance of accrued interest receivable as part of the amortized cost of a loan or security.

In May 2019, the FASB issued ASU 2019-05 - Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief. This ASU was issued to allow entities that have certain financial instruments within the scope of ASC 326-20 - Financial Instruments-Credit Losses-Measured at Amortized Cost to make an irrevocable election to elect the fair value option for those instruments in accordance with ASC 825 – Financial Instruments upon the adoption of ASC 326, which for the Company was January 1, 2023. The fair value option is not applicable to held-to-maturity debt securities. Entities are required to make this election on an instrument-by-instrument basis. The Company did not elect the fair value option for any of its financial assets upon the adoption of ASC 326.

Effective January 1, 2023, the Company adopted the provisions of ASC 326 through the application of the modified retrospective transition approach, and recorded a net decrease of $1.3 million to the beginning balance of retained earnings as of January 1, 2023 for the cumulative effect adjustment. The following table illustrates the impact of the adoption of the CECL model under ASC 326 on the Company's consolidated statements of financial position as of January 1, 2023:

	Pre-CECL Adoption	Impact of CECL Adoption	As Reported Under CECL
		(In thousands)	
Assets:			
Allowance for credit losses on available-for-sale securities	$ —	$ —	$ —
Allowance for credit losses on loans	4,388	1,809	6,197
Deferred tax assets	11,872	508	12,380
Liabilities:			
Allowance for credit losses on off-balance sheet exposures	412	(45)	367
Stockholders' equity:			
Retained earnings	9,294	(1,256)	8,038

The Company's assessment of available-for-sale investment securities as of January 1, 2023 indicated that an ACL was not required. The Company analyzed available-for-sale investment securities that were in an unrealized loss position as of the date of adoption and determined the decline in fair value for those securities was not related to credit, but rather related to changes in interest rates and general market conditions. As such, no ACL was recorded for available-for-sale securities as of January 1, 2023.

Upon the adoption of ASC 326, the Company did not reassess purchased loans with credit deterioration (previously classified as purchased credit impaired loans under ASC 310-30).

In February 2019, the U.S. federal bank regulatory agencies approved a final rule modifying their regulatory capital rules and providing an option to phase in the adverse regulatory capital effects of the impact of adoption of ASC 326 over a three-year period. As a result, entities have the option to gradually phase in the full effect of CECL on regulatory capital over a three-year transition period. The Company implemented its CECL model commencing January 1, 2023 and elected to phase in the effect of CECL on regulatory capital over the three-year transition period.

In March 2022, the FASB issued ASU 2022-02 – Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The FASB issued this ASU in response to feedback the FASB received from various stakeholders in its post-implementation review process related to the issuance of ASU 2016-13. The amendments in this ASU include the elimination of accounting guidance for troubled debt restructurings (''TDRs'') in Subtopic 310-40 – Receivables-Troubled Debt Restructurings by Creditors, and introduce new disclosures and enhance existing disclosures concerning certain loan refinancings and restructurings when a borrower is experiencing financial difficulty. Under the provisions of this ASU, an entity must determine whether a modification results in a new loan or the continuation of an existing loan. Further, the amendments in this ASU require that an entity disclose current period gross charge-offs on financing receivables within the scope of ASC 326 by year of origination and class of financing receivable. The amendments in this ASU became effective for the Company on January 1, 2023, for all interim and annual periods. The adoption of the provisions in this ASU are applied prospectively and have resulted in additional disclosures concerning modifications of loans to borrowers experiencing financial difficulty, as well as disaggregated disclosure of charge-offs on loans.

Accounting Pronouncements Yet to Be Adopted

In March 2023, the FASB issued ASU 2023-02 – Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, a Consensus of the Emerging Issues Task Force. The amendments in this ASU allow the option for an entity to apply the proportional amortization method of accounting to other equity investments that are made for the primary purpose of receiving tax credits or other income tax benefits, if certain conditions are met. Prior to this ASU, the application of the proportional amortization method of accounting was limited to investments in low-income housing tax credit structures. The proportional amortization method of accounting results in the amortization of applicable investments, as well as the related income tax credits or other income tax benefits received, being presented on a single line in the consolidated statements of operations and comprehensive loss (within income tax expense). Under this ASU, an entity has the option to apply the proportional amortization method of accounting to applicable investments on a tax-credit-program-by-tax-credit-program basis. In addition, the amendments in this ASU require that all tax equity investments accounted for using the proportional amortization method use the delayed equity contribution guidance in paragraph 323-740-25-3, requiring a liability be recognized for delayed equity contributions that are unconditional and legally binding or for equity contributions that are contingent upon a future event when that contingent event becomes probable. Under this ASU, low-income housing tax credit investments for which the proportional amortization method is not applied can no longer be accounted for using the delayed equity contribution guidance. Further, this ASU specifies that impairment of low-income housing tax credit investments not accounted for using the equity method must apply the impairment guidance in Topic 323 – Investments-Equity Method and Joint Ventures. This ASU also clarifies that for low-income housing tax credit investments not accounted for under the proportional amortization method or the equity method, an entity shall account for them under Topic 321 – Investments-Equity Securities. The amendments in this ASU also require additional disclosures in interim and annual periods concerning investments for which the proportional amortization method is applied, including the nature of tax equity investments and the effect of tax equity investments and related income tax credits and other income tax benefits on the consolidated statements of financial position and results of operations. The provisions of this ASU are effective for the Company for interim and annual periods beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new ASU adds required disclosure of significant segments expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, as well as the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance. The ASU also clarifies that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance, an entity may report one or more of those additional measures of segment profit; however, at least one of the reported segment profit or loss measures should be the measure that is most consistent with the measurement principals used in measuring the corresponding amounts in the entity’s consolidated financial statements. Finally, the new ASU requires that an entity that has only one reportable segment provide all of the disclosures required by this ASU and all existing segment disclosures in Topic 280. The provisions of this ASU are effective, on a prospective basis, for the Company for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this ASU will not affect the Company’s consolidated statements of financial condition or consolidated statements of operations and comprehensive loss; however, the required disclosures will be added to the Company’s consolidated financial statements after the ASU is adopted.

In December 2023, the FASB issued ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU address investor requests for more transparency about income tax information through improvements to income tax disclosures. The ASU enhances existing requirements that an entity disclose a tabular reconciliation, using both reporting currency amounts and percentages, of the entity’s reported income tax expense and the amount computed by multiplying income from continuing operations before income taxes by the applicable statutory Federal income tax rate by including specific categories in the rate reconciliation table and requiring additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The ASU also includes requirements to disclose the amount of income taxes paid (net of refunds received) disaggregated by Federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid are equal to or greater than 5% of total income taxes paid. The amendments in this ASU are effective, on a prospective basis, for annual periods beginning after December 31, 2024. Early adoption is permitted. The amendments in this ASU will not affect the Company’s consolidated statements of financial condition or consolidated statements of operations and comprehensive loss; however, the required disclosures will be added to the Company’s consolidated financial statements after the ASU is adopted.

Note 2 – Capital

On June 7, 2022, the Company closed a private placement of shares of the Company’s Senior Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01, pursuant to a Letter Agreement, dated as of June 7, 2022, with the United States Department of the Treasury. The Purchase Agreement was entered into pursuant to the Purchaser’s Emergency Capital Investment Program.

Pursuant to the Purchase Agreement, the Purchaser acquired an aggregate of 150,000 shares of Series C Preferred Stock, for an aggregate purchase price equal to $150.0 million in cash. The liquidation value of the Series C Preferred Stock is $1,000 per share. This is non-cumulative redeemable perpetual preferred stock which does not have any voting rights, with the exception of voting rights on certain matters. The holders of Series C Preferred Stock will be entitled to a dividend payable in cash quarterly at an annual rate dependent on certain factors as reported by the Company to the Purchaser in a quarterly supplemental report, as set forth in the Purchase Agreement. The initial dividend rate is zero percent for the first two years after issuance, and thereafter the floor dividend rate is 0.50% and the ceiling dividend rate is 2.00%.

During the first quarter of 2022, the Company completed the exchange of all the Series A Fixed Rate Cumulative Redeemable Preferred Stock, with an aggregate liquidation value of $3.0 million, plus accrued dividends, for 149,164 shares of Class A Common Stock at an exchange price of $20.08 per share of Class A Common Stock.

On October 31, 2023, the Company effected a reverse stock split of the Company's outstanding shares of Class A common stock, Class B common stock, and Class C common stock, par value $0.01 per share, at a ratio of 1-for-8 (the "Reverse Stock Split"). The shares of Class A Common Stock listed on The Nasdaq Capital Market commenced trading on The Nasdaq Capital Market on a post-Reverse Stock Split adjusted basis at the open of business on November 1, 2023. As a result of the Reverse Stock Split, the number of issued and outstanding shares of common stock immediately prior to the Reverse Stock Split was reduced, such that every eight shares of common stock held by a stockholder immediately prior to the Reverse Stock Split were combined and reclassified into one share of common stock. All common stock share amounts and per share numbers discussed herein have been adjusted for the Reverse Stock Split.

On October 31, 2023 the Company purchased 244,771 shares of its Class A (voting) Common Stock (adjusted for the 1-for-8 reverse stock split effective November 1, 2023) from the Federal Deposit Insurance Corporation ("FDIC"), which obtained the shares when it was appointed receiver for First Republic Bank upon its closure earlier in 2023. The purchased shares represented just under 4.0% of the Company's total voting shares prior to the purchase, and over 2.6% of the Company's total common equity. The Company purchased the shares at a price of $7.2760 per share (adjusted for the 1-for-8 reverse stock split effective November 1, 2023), which represented the 20-day volume weighted average price for the Class A shares over the period ended October 24, 2023. The purchase was financed from cash on hand and the shares were retired.

Note 3 – Securities

The following table summarizes the amortized cost and fair value of the available-for-sale investment securities portfolios at December 31, 2023 and December 31, 2022 and the corresponding amounts of unrealized gains (losses) which are recognized in accumulated other comprehensive income (loss):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
December 31, 2023:				
Federal agency mortgage-backed securities	$ 76,091	$ 3	$ (9,316)	$ 66,778
Federal agency Collateralized Mortgage Obligations "CMOs"	24,720	—	(1,381)	23,339
Federal agency debt	50,893	—	(3,057)	47,836
Municipal bonds	4,833	—	(460)	4,373
U. S. Treasuries	167,055	—	(3,175)	163,880
SBA pools	12,386	4	(1,646)	10,744
Total available-for-sale securities	$335,978	$ 7	$(19,035)	$316,950
December 31, 2022:				
Federal agency mortgage-backed securities	$ 84,955	$ 2	$(10,788)	$ 74,169
Federal agency CMOs	27,776	—	(1,676)	26,100
Federal agency debt	55,687	26	(4,288)	51,425
Municipal bonds	4,866	—	(669)	4,197
U. S. Treasuries	165,997	—	(5,408)	160,589
SBA pools	14,048	9	(1,788)	12,269
Total available-for-sale securities	$353,329	$37	$(24,617)	$328,749

There were no sales of securities during the years ended December 31, 2023 or 2022.

The amortized cost and estimated fair value of all investment securities available-for-sale at December 31, 2023, by contractual maturities are shown below. Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Due in one year or less	$103,441	$—	$ (1,179)	$102,262
Due after one year through five years	119,530	—	(5,231)	114,299
Due after five years through ten years	29,078	2	(1,802)	27,278
Due after ten years[1]	83,929	5	(10,823)	73,111
	$335,978	$ 7	$(19,035)	$316,950

(1) Mortgage-backed securities, CMOs and SBA pools do not have a single stated maturity date and therefore have been included in the "Due after ten years" category.

The table below indicates the length of time individual securities had been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
December 31, 2023:						
Federal agency mortgage-backed securities	$ —	$ —	$ 66,575	$ (9,316)	$ 66,575	$ (9,316)
Federal agency CMOs	—	—	23,339	(1,381)	23,339	(1,381)
Federal agency debt	3,018	(37)	44,818	(3,020)	47,836	(3,057)
Municipal bonds	—	—	4,373	(460)	4,373	(460)
U. S. Treasuries	—	—	163,880	(3,175)	163,880	(3,175)
SBA pools	286	(1)	9,439	(1,645)	9,725	(1,646)
Total	$ 3,304	$ (38)	312,424	$(18,997)	$315,728	$(19,035)
December 31, 2022:						
Federal agency mortgage-backed securities	$ 38,380	$ (4,807)	$ 35,526	$ (5,981)	$ 73,906	$(10,788)
Federal agency CMOs	20,997	(885)	5,103	(791)	26,100	(1,676)
Federal agency debt	26,383	(1,529)	21,956	(2,759)	48,339	(4,288)
Municipal bonds	2,176	(315)	2,021	(354)	4,197	(669)
U. S. Treasuries	143,989	(3,884)	16,600	(1,524)	160,589	(5,408)
SBA pools	3,743	(365)	6,763	(1,423)	10,506	(1,788)
Total	$235,668	$(11,785)	$ 87,969	$(12,832)	$323,637	$(24,617)

Securities with a market value of $89.0 million were pledged as collateral for securities sold under agreements to repurchase as of December 31, 2023 and included $47.8 million of U.S. Treasuries, $30.2 million of federal agency debt, and $11.0 million of federal agency mortgage-backed securities. Securities with a market value of $64.4 million were pledged as collateral for securities sold under agreements to repurchase as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities. Investment securities with a book value of $107.3 million and a fair value of $98.3 million were pledged as collateral to the Federal Reserve as of December 31, 2023 for borrowings under the Bank Term Funding Program.

At December 31, 2023 and 2022, there were no securities pledged to secure public deposits since those public deposits are under $250 thousand which are fully insured by FDIC. At December 31, 2023 and 2022, there were no holdings of securities by any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity. Accrued interest receivable on securities was $1.2 million at December 31, 2023 and 2022, and is included in the consolidated statement of financial condition in accrued interest receivable.

At December 31, 2023 and 2022, there were no securities in nonaccrual status. All securities in the portfolio were current with their contractual principal and interest payments. At December 31, 2023 and 2022, there were no securities purchased with deterioration in credit quality since their origination, and there were no collateral dependent securities.

Note 4 – Loans Receivable Held for Investment

Loans receivable held for investment were as follows as of the periods indicated:

	December 31, 2023	December 31, 2022
	(In thousands)	
Real estate:		
Single-family	$ 24,702	$ 30,038
Multi-family	561,447	502,141
Commercial real estate	119,436	114,574
Church	12,717	15,780
Construction	89,887	40,703
Commercial – other	63,450	64,841
SBA loans[1]	14,954	3,601
Consumer	13	11
Gross loans receivable before deferred loan costs and premiums	886,606	771,689
Unamortized net deferred loan costs and premiums	1,971	1,755
	888,577	773,444
Credit and interest marks on purchased loans, net	(772)	(1,010)
Allowance for credit losses[2]	(7,348)	(4,388)
Loans receivable, net	$880,457	$768,046

(1) Including Paycheck Protection Program (PPP) loans.

(2) The allowance for credit losses as of December 31, 2022 was accounted for under ASC 450 and ASC 310, which is reflective of probable incurred losses as of the date of the consolidated statement of financial condition. Effective January 1, 2023, the allowance for credit losses is accounted for under ASC 326, which is reflective of estimated expected lifetime credit losses.

As of December 31, 2023 and 2022, the commercial loan category above included $2.5 million and $2.7 million of loans issued under the SBA's Paycheck Protection Program. PPP loans have terms of two to five years and earn interest at 1%. PPP loans are fully guaranteed by the SBA and have virtually no risk of loss. The Bank expects the vast majority of the PPP loans to be fully forgiven by the SBA.

Effective January 1, 2023, the Company accounts for credit losses on loans in accordance with ASC 326. ASC 326 requires the Company to recognize estimates for lifetime losses on loans and off-balance sheet loan commitments at the time of origination or acquisition. The recognition of losses at origination or acquisition represents the Company's best estimate of the lifetime expected credit loss associated with a loan given the facts and circumstances associated with the particular loan, and involves the use of significant management judgment and estimates, which are subject to change based on management's on-going assessment of the credit quality of the loan portfolio and changes in economic forecasts used in the model. The Company uses the WARM method when determining estimates for the ACL for each of its portfolio segments. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

The Company's ACL model also includes adjustments for qualitative factors, where appropriate. Qualitative adjustments may include, but are not limited to factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses. These qualitative factors incorporate the concept of reasonable and supportable forecasts, as required by ASC 326.

The following table summarizes the activity in the allowance for credit losses on loans for the period indicated:

	For the Year Ended December 31, 2023					
	Beginning Balance	Impact of CECL Adoption	Charge-offs	Recoveries	Provision (Recapture)	Ending Balance
	(In thousands)					
Loans receivable held for investment:						
Real estate:						
Single-family	$ 109	$ 214	$—	$ —	$ (63)	$ 260
Multi-family	3,273	603	—	109	428	4,413
Commercial real estate	449	466	—	107	72	1,094
Church	65	37	—	—	(30)	72
Construction	313	219	—	—	400	932
Commercial - other	175	254	—	—	100	529
SBA loans	—	20	—	—	28	48
Consumer	4	(4)	—	—	—	—
Total	$4,388	$1,809	$—	$216	$935	$7,348

The following table presents the activity in the allowance for loan losses by loan type for the period indicated:

	For the Year Ended December 31, 2022							
	Real Estate							
	Single-family	Multi-family	Commercial real estate	Church	Construction	Commercial–other	Consumer	Total
	(In thousands)							
Beginning balance	$145	$2,657	$236	$103	$212	$ 23	$ 15	$3,391
Provision for (recapture of) loan losses	(36)	616	213	(38)	101	152	(11)	997
Recoveries	—	—	—	—	—	—	—	—
Loans charged off	—	—	—	—	—	—	—	—
Ending balance	$109	$3,273	$449	$ 65	$313	$175	$ 4	$4,388

The ACL increased to $7.3 million as of December 31, 2023, compared to $4.4 million as of December 31, 2022. The increase was primarily due to the implementation of the CECL methodology adopted by the Bank effective January 1, 2023, which increased the ACL by $1.8 million. In addition, the Bank recorded an additional provision for credit losses of $935 thousand for the twelve months ended December 31, 2023 due to loan growth of $114.9 million. The CECL methodology includes estimates of expected loss rates in the future, whereas the former ALLL methodology did not.

Prior to the Company's adoption of ASC 326 on January 1, 2023, the Company maintained ALLL in accordance with ASC 310 and ASC 450 that covered estimated credit losses on individually evaluated loans that were determined to be impaired, as well as estimated probable incurred losses inherent in the remainder of the loan portfolio.

Beginning on January 1, 2023, the Company evaluates loans collectively for purposes of determining the ACL in accordance with ASC 326. Collective evaluation is based on aggregating loans deemed to possess similar risk characteristics. In certain instances, the Company may identify loans that it believes no longer possess risk characteristics similar to other loans in the loan portfolio. These loans are typically identified from those that have exhibited deterioration in credit quality, since the specific attributes and risks associated with such loans tend to become unique as the credit deteriorates. Such loans are typically nonperforming, downgraded to substandard or worse, and/or are deemed collateral dependent, where the ultimate repayment of the loan is expected to come from the operation of or eventual sale of the collateral. Loans that are deemed by management to no longer possess risk characteristics similar to other loans in the portfolio, or that have been identified as collateral dependent, are evaluated individually for purposes of determining an appropriate lifetime ACL. The Company uses a discounted cash flow approach, using the loan's effective interest rate, for determining the ACL on individually evaluated loans, unless the loan is deemed collateral dependent, which requires evaluation based on the estimated fair value of the underlying collateral, less estimated selling costs. The Company may increase or decrease the ACL for collateral dependent loans based on changes in the estimated fair value of the collateral.

The following table presents collateral dependent loans by collateral type as of the date indicated:

	December 31, 2023				
	Single-Family	Multi-Family Residential	Church	Business Assets	Total
	(In thousands)				
Real estate:					
Single-family	$45	$ —	$ —	$ —	$ 45
Multi-family	—	5,672	—	—	5,672
Commercial real estate	—	—	65	—	65
Church	—	—	391	—	391
Commercial – other	—	—	—	268	268
Total	$45	$5,672	$456	$268	$6,441

At December 31, 2023, $6.4 million of individually evaluated loans were evaluated based on the underlying value of the collateral and no individually evaluated loans were evaluated using a discounted cash flow approach. These loans had an associated ACL of $112 thousand as of December 31, 2023. None of these collateral dependent loans were on nonaccrual status at December 31, 2023.

As part of the CFBanc merger on April 1, 2021, the Company acquired PCD loans. Prior to the CFBanc merger, there were no such acquired loans. The carrying amount of those loans was as follows:

	December 31, 2023	December 31, 2022
	(In thousands)	
Real estate:		
Single-family	$—	$ 68
Commercial real estate	—	—
Commercial – other	47	57
	$47	$125

The following table summarizes the discount on the PCD loans for the periods indicated:

	December 31, 2023	December 31, 2022
	(In thousands)	
Balance at the beginning of the period	$ 27	$ 289
Deductions due to payoffs	(13)	—
Accretion	(12)	(262)
Balance at the end of the period	$ 2	$ 27

Prior to the adoption of ASC 326 on January 1, 2023, the Company classified loans as impaired when, based on current information and events, it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the loan agreement or it was determined that the likelihood of the Company receiving all scheduled payments, including interest, when due was remote. Credit losses on impaired loans were determined separately based on the guidance in ASC 310. Beginning January 1, 2023, the Company accounts for credit losses on all loans in accordance with ASC 326, which eliminates the concept of an impaired loan within the context of determining credit losses, and requires all loans to be evaluated for credit losses collectively based on similar risk characteristics. Loans are only evaluated individually when they are deemed to no longer possess similar risk characteristics with other loans in the loan portfolio.

The following table presents the balance in the allowance for loan losses and the recorded investment (unpaid contractual principal balance less charge-offs, less interest applied to principal, plus unamortized deferred costs and premiums) by loan type and based on the impairment method as of the date indicated:

	December 31, 2022							
	Real Estate							
	Single family	Multi-family	Commercial real estate	Church	Construction	Commercial–other	Consumer	Total
	(In thousands)							
Allowance for loan losses:								
Ending allowance balance attributable to loans:								
Individually evaluated for impairment	$ 3	$ —	$ —	$ 4	$ —	$ —	$—	$ 7
Collectively evaluated for impairment	106	3,273	449	61	313	175	4	4,381
Total ending allowance balance	$ 109	$ 3,273	$ 449	$ 65	$ 313	$ 175	$ 4	$ 4,388
Loans:								
Loans individually evaluated for impairment	$ 57	$ —	$ —	$ 1,655	$ —	$ —	$—	$ 1,712
Loans collectively evaluated for impairment	20,893	462,539	63,929	9,008	38,530	29,558	11	624,468
Subtotal	20,950	462,539	63,929	10,663	38,530	29,558	11	626,180
Loans acquired in the Merger	9,088	41,357	50,645	5,117	2,173	38,884	—	147,264
Total ending loans balance	$30,038	$503,896	$114,574	$15,780	$40,703	$68,442	$11	$773,444

The following table presents information related to loans individually evaluated for impairment by loan type as of the period indicated:

	December 31, 2022		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
	(In thousands)		
With no related allowance recorded:			
Multi-family	$ —	$ —	$—
Church	1,572	1,572	—
With an allowance recorded:			
Single-family	57	57	3
Church	83	83	4
Total	$1,712	$1,712	$ 7

The recorded investment in loans excludes accrued interest receivable due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

The following table presents the monthly average of loans individually evaluated for impairment by loan type and the related interest income for the periods indicated:

	For the Year Ended December 31, 2022	
	Average Recorded Investment	Cash Basis Interest Income Recognized
	(In thousands)	
Single-family	$ 83	$ 3
Multi-family	—	—
Church	2,381	103
Total	$2,464	$106

Past Due Loans

The following tables present the aging of the recorded investment in past due loans by loan type as of the periods indicated:

	December 31, 2023					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Loans receivable held for investment:						
Real estate:						
Single-family	$ —	$ —	$—	$ —	$ 24,702	$ 24,702
Multi-family	—	401	—	401	563,017	563,418
Commercial real estate	—	—	—	—	119,436	119,436
Church	—	—	—	—	12,717	12,717
Construction	—	—	—	—	89,887	89,887
Commercial - other	—	—	—	—	63,450	63,450
SBA loans	379	—	—	379	14,575	14,954
Consumer	—	—	—	—	13	13
Total	$379	$401	$—	$780	$887,797	$888,577

	December 31, 2022					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Loans receivable held for investment:						
Real estate:						
Single-family	$—	$—	$—	$—	$ 30,038	$ 30,038
Multi-family	—	—	—	—	503,896	503,896
Commercial real estate	—	—	—	—	114,574	114,574
Church	—	—	—	—	15,780	15,780
Construction	—	—	—	—	40,703	40,703
Commercial - other	—	—	—	—	64,841	64,841
SBA loans	—	—	—	—	3,601	3,601
Consumer	—	—	—	—	11	11
Total	$—	$—	$—	$—	$773,444	$773,444

The following table presents the recorded investment in non-accrual loans by loan type as of the periods indicated:

	December 31, 2023	December 31, 2022
	(In thousands)	
Loans receivable held for investment:		
Church	—	144
Total non-accrual loans	$—	$144

There were no loans 90 days or more delinquent that were accruing interest as of December 31, 2023 or December 31, 2022. None of the church non-accrual loans were delinquent, but none qualified for accrual status as of the dates indicated.

Cash-basis interest income recognized represents cash received for interest payments on accruing impaired loans and interest recoveries on non-accrual loans that were paid off. Interest payments collected on non-accrual loans are characterized as payments of principal rather than payments of the outstanding accrued interest on the loans until the remaining principal on the non-accrual loans is considered to be fully collectible or paid off. When a loan is returned to accrual status, the interest payments that were previously applied to principal are deferred and amortized over the remaining life of the loan. Foregone interest income that would have been recognized had loans performed in accordance with their original terms amounted to $31 thousand for the year ended December 31, 2022, and was not included in the consolidated results of operations.

Modified Loans to Troubled Borrowers

On January 1, 2023, the Company adopted ASU 2022-02, which introduces new reporting requirements for modifications of loans to borrowers experiencing financial difficulty. GAAP requires that certain types of modifications of loans in response to a borrower's financial difficulty be reported, which consist of the following: (i) principal forgiveness, (ii) interest rate reduction, (iii) other-than-insignificant payment delay, (iv) term extension, or (v) any combination of the foregoing. The ACL for loans that were modified in response to a borrower's financial difficulty is measured on a collective basis, as with other loans in the loan portfolio, unless management determines that such loans no longer possess risk characteristics similar to others in the loan portfolio. In those instances, the ACL for such loans is determined through individual evaluation. There were no loan modifications to borrowers that were experiencing financial difficulty during the year-ended December 30, 2023.

Troubled Debt Restructurings (TDRs)

Prior to the adoption of ASU 2022-02 – *Financial Instruments-Credit Losses: Troubled Debt Restructurings and Vintage Disclosures* on January 1, 2023, the Company accounted for TDRs in accordance with ASC 310-40. When a loan to a borrower that was experiencing financial difficulty was modified in response to that difficulty, the loan was classified as a TDR. At December 31, 2022, loans classified as TDRs totaled $1.7 million, of which $144 thousand were included in non-accrual loans and $1.6 million were on accrual status. The Company had allocated $7 thousand of specific reserves for accruing TDRs as of December 31, 2022. TDRs on accrual status were comprised of loans that were accruing at the time of restructuring or loans that have complied with the terms of their restructured agreements for a satisfactory period of time and for which the Company anticipates full repayment of both principal and interest. TDRs that were on non-accrual status could be returned to accrual status after a period of sustained performance, generally determined to be six months of timely payments, as modified.

ASU 2022-02 eliminated the concept of TDRs in current GAAP, and therefore, beginning January 1, 2023, the Company no longer reports loans modified as TDRs except for those loans modified and reported as TDRs in prior period financial information under previous GAAP.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. For single-family residential, consumer and other smaller balance homogenous loans, a credit grade is established at inception, and generally only adjusted based on performance. Information about payment status is disclosed elsewhere herein. The Company analyzes all other loans individually by classifying the loans as to credit risk. This analysis is performed at least on a quarterly basis. The Company uses the following definitions for risk ratings:

- ***Watch.*** Loans classified as watch exhibit weaknesses that could threaten the current net worth and paying capacity of the obligors. Watch graded loans are generally performing and are not more than 59 days past due. A watch rating is used when a material deficiency exists, but correction is anticipated within an acceptable time frame.
- ***Special Mention.*** Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.
- ***Substandard.*** Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
- ***Doubtful.*** Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable.
- ***Loss.*** Loans classified as loss are considered uncollectible and of such little value that to continue to carry the loan as an active asset is no longer warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Pass rated loans are generally well protected by the current net worth and paying capacity of the obligor and/or by the value of the underlying collateral. Pass rated loans are not more than 59 days past due and are generally performing in accordance with the loan terms.

The following table stratifies the loans held for investment portfolio by the Company's internal risk grading, and by year of origination as of December 31, 2023:

	Term Loans Amortized Cost Basis by Origination Year							
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
				(In thousands)				
Single-family:								
Pass	$ —	$ 2,474	$ 1,862	$ 2,940	$ 1,485	$12,374	$—	$ 21,135
Watch	—	—	750	—	—	999	—	1,749
Special Mention	—	—	—	—	—	116	—	116
Substandard	—	—	—	1,365	—	337	—	1,702
Total	$ —	$ 2,474	$ 2,612	$ 4,305	$ 1,485	$13,826	$—	$ 24,702
Multi-family:								
Pass	$81,927	$183,295	$145,652	$27,356	$44,511	$47,119	$—	$529,860
Watch	—	4,686	6,203	—	1,186	6,474	—	18,549
Special Mention	—	—	899	—	—	1,344	—	2,243
Substandard	—	—	—	—	363	12,403	—	12,766
Total	$81,927	$187,981	$152,754	$27,356	$46,060	$67,340	$—	$563,418

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
Commercial real estate:								
Pass	$ 9,881	$ 22,131	$ 26,019	$24,684	$ 6,718	$ 15,106	$—	$104,539
Watch	—	442	—	5,286	—	2,599	—	8,327
Special Mention	—	—	—	—	325	—	—	325
Substandard	—	—	—	$ —	$ —	6,245	—	$ 6,245
Total	$ 9,881	$ 22,573	$ 26,019	$29,970	$ 7,043	$ 23,950	$—	$119,436
Church:								
Pass	$ 2,923	$ —	$ 2,210	$ 1,748	$ —	$ 2,704	$—	$ 9,585
Watch	—	—	—	—	636	1,525	—	2,161
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	971	—	971
Total	$ 2,923	$ —	$ 2,210	$ 1,748	$ 636	$ 5,200	$—	$ 12,717
Construction:								
Pass	$ —	$ 1,109	$ 1,198	$ —	$ —	$ —	$—	$ 2,307
Watch	42,300	35,179	5,484	—	—	2,097	—	85,060
Special Mention	—	—	2,520	—	—	—	—	2,520
Substandard	—	—	—	—	—	—	—	—
Total	$ 42,300	$ 36,288	$ 9,202	$ —	$ —	$ 2,097	$—	$ 89,887
Commercial – other:								
Pass	$ 15,000	$ 9,077	$ 87	$ 5,600	$ —	$ 25,154	$—	$ 54,918
Watch	—	312	—	1,500	6,550	—	—	8,362
Special Mention	—	—	170	—	—	—	—	170
Substandard	—	—	—	—	—	—	—	—
Total	$ 15,000	$ 9,389	$ 257	$ 7,100	$ 6,550	$ 25,154	$—	$ 63,450
SBA:								
Pass	$ 11,809	$ 109	$ 2,453	$ —	$ 16	$ 100	$—	$ 14,487
Watch	—	—	—	—	—	—	—	—
Special Mention	—	—	—	467	—	—	—	467
Substandard	—	—	—	—	—	—	—	—
Total	$ 11,809	$ 109	$ 2,453	$ 467	$ 16	$ 100	$—	$ 14,954
Consumer:								
Pass	$ 13	$ —	$ —	$ —	$ —	$ —	$—	$ 13
Watch	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Total	$ 13	$ —	$ —	$ —	$ —	$ —	$—	$ 13
Total loans:								
Pass	$121,553	$218,195	$179,481	$62,328	$52,730	$102,557	$—	$736,844
Watch	42,300	40,619	12,437	6,786	8,372	13,694	—	124,208
Special Mention	—	—	3,589	467	325	1,460	—	5,841
Substandard	—	—	—	1,365	363	19,956	—	21,684
Total loans	$163,853	$258,814	$195,507	$70,946	$61,790	$137,667	$—	$888,577

Based on the most recent analysis performed, the risk categories of loans by loan type as of the dates indicated were as follows:

	December 31, 2022						
	Pass	Watch	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)						
Single-family	$ 29,022	$ 354	$ 260	$ 402	$—	$—	$ 30,038
Multi-family	479,182	9,855	14,859	—	—	—	503,896
Commercial real estate	104,066	4,524	1,471	4,513	—	—	114,574
Church	14,505	728	—	547	—	—	15,780
Construction	2,173	38,530	—	—	—	—	40,703
Commercial – others	53,396	11,157	—	288	—	—	64,841
SBA	3,032	569	—	—	—	—	3,601
Consumer	11	—	—	—	—	—	11
Total	$685,387	$65,717	$16,590	$5,750	$—	$—	$773,444

Allowance for Credit Losses for Off-Balance Sheet Commitments

The Company maintains an allowance for credit losses on off-balance sheet commitments related to unfunded loans and lines of credit, which is included in other liabilities of the consolidated statements of financial condition. Upon the Company's adoption of ASC 326 on January 1, 2023, the Company applies an expected credit loss estimation methodology for off-balance sheet commitments. This methodology is commensurate with the methodology applied to each respective segment of the loan portfolio in determining the ACL for loans held-for-investment. The loss estimation process includes assumptions for the probability that a loan will fund, as well as the expected amount of funding. These assumptions are based on the Company's own historical internal loan data.

The allowance for off-balance sheet commitments was $364 thousand and $412 thousand at December 31, 2023 and 2022, respectively. These amounts are included in accrued expenses and other liabilities on the consolidated statements of condition. The recovery of credit losses for off-balance sheet commitments was $2 thousand for the year ended December 31, 2023.

Note 5 – Office Properties and Equipment, net

Year-end office properties and equipment were as follows:

	December 31, 2023	December 31, 2022
	(In thousands)	
Land	$ 5,322	$ 5,322
Office buildings and improvements	6,433	6,303
Right of use assets	655	889
Furniture, fixtures, and equipment	2,318	2,185
	14,728	14,699
Less accumulated depreciation	(4,888)	(4,408)
Office properties and equipment, net	$ 9,840	$10,291

Depreciation expense was $385 thousand and $376 thousand for the years 2023 and 2022, respectively.

Note 6 – Leases

Effective October 1, 2021, the Bank entered into an operating lease for its administrative offices at 4601 Wilshire Boulevard in Los Angeles.

The ROU asset represents our right to use the underlying asset during the lease term. Operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the date of implementation of the new accounting standard. The ROU asset totaled

$655 thousand as of December 31, 2023 and was included in office properties and equipment, net, on the consolidated statements of financial condition. The lease liability totaled $655 thousand as of December 31, 2023 and was included in accrued expenses and other liabilities on the consolidated statements of financial condition.

The operating lease has one 5-year extension option at the then fair market rate. As this extension option is not reasonably certain of exercise, it is not included in the lease term. The Bank has no finance leases.

The Company recognized rent expense of $305 thousand in 2023 and $214 thousand in 2022.

Additional information regarding our operating leases is summarized below for the periods indicated (dollars in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities for operating leases:	$242	$229
ROU assets obtained in exchange for lease liabilities	—	—
Weighted average remaining lease term in months	33	45
Weighted average discount rate	1.1%	1.1%

The future minimum payments for operating leases with remaining terms of one year or more as of December 31, 2023 were as follows (in thousands):

Year ended December 31, 2024	$242
Year ended December 31, 2025	242
Year ended December 31, 2026	181
Total future minimum lease payments	665
Amounts representing interest	(10)
Present value of net future minimum lease payments	$655

Note 7 – Goodwill and Core Deposit Intangible

The Company recognized goodwill of $25.9 million and a core deposit intangible of $2.1 million. The following table presents the changes in the carrying amounts of goodwill and core deposit intangibles for the year ended December 31, 2023 and 2022:

	December 31, 2023	
	Goodwill	Core Deposit Intangible
	(In thousands)	
Balance at the beginning of the period	$25,858	$2,501
Additions	—	—
Change in deferred tax estimate	—	—
Amortization	—	(390)
Balance at the end of the period	$25,858	$2,111

	December 31, 2022	
	Goodwill	Core Deposit Intangible
	(In thousands)	
Balance at the beginning of the period	$25,996	$2,936
Additions	—	—
Change in deferred tax estimate	(138)	—
Amortization	—	(435)
Balance at the end of the period	$25,858	$2,501

No impairment charges were recorded during 2023 or 2022 for goodwill. Management's assessment of goodwill is performed in accordance with ASC 350-20 – Intangibles-Goodwill and Other, which allows the Company to perform a qualitative assessment of goodwill to determine if it is more likely than not the fair value of the Company's equity is below its carrying value. The Company performed its qualitative assessment as of December 31, 2023 as well as a quantitative assessment as of December 31, 2023 due to concerns regarding declines in the Company's stock price. No impairment charges were necessary as a result of the quantitative assessment.

The carrying value and accumulated amortization related to the Company's core deposit intangible consisted of the following at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(In thousands)	
Core deposit intangible acquired	$ 3,329	$3,329
Less: accumulated amortization	(1,218)	(828)
	$ 2,111	$2,501

The following table outlines the estimated amortization expense related to the core deposit intangible during the next five fiscal years:

	(In thousands)
2024	$ 336
2025	315
2026	304
2027	291
2028	279
Thereafter	586
	$2,111

Note 8 – Fair Value

The Company used the following methods and significant assumptions to estimate fair value:

The fair values of securities available-for-sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of loans that are collateral dependent is generally based upon the fair value of the collateral, which is obtained from recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Collateral dependent loans are evaluated on a quarterly basis for additional required calculation adjustments (taken as part of the ACL) and adjusted accordingly.

Appraisals for collateral-dependent loans and assets acquired through or by transfer of in lieu of foreclosure are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, an independent third-party licensed appraiser reviews the appraisals for accuracy and reasonableness, reviewing the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)			
At December 31, 2023:				
Securities available-for-sale:				
Federal agency mortgage-backed securities	$ —	$66,778	$—	$ 66,778
Federal agency CMOs	—	23,339	—	23,339
Federal agency debt	—	47,836	—	47,836
Municipal bonds	—	4,373	—	4,373
U.S. Treasuries	163,880	—	—	163,880
SBA pools	—	10,744	—	10,744
At December 31, 2022:				
Securities available-for-sale:				
Federal agency mortgage-backed	$ —	$74,169	$—	$ 74,169
Federal agency CMO	—	26,100	—	26,100
Federal agency debt	—	51,425	—	51,425
Municipal bonds	—	4,197	—	4,197
U.S. Treasuries	160,589	—	—	160,589
SBA pools	—	12,269	—	12,269

There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2023 and 2022.

Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments as of the periods indicated were as follows:

	Carrying Value	Fair Value Measurements at December 31, 2023			
		Level 1	Level 2	Level 3	Total
	(In thousands)				
Financial Assets:					
Cash and cash equivalents	$105,195	$105,195	$ —	$ —	$105,195
Securities available-for-sale	316,950	163,880	153,070	—	316,950
Loans receivable held for investment	880,457	—	—	746,539	746,539
Accrued interest receivable	4,938	306	1,301	3,331	4,938
Bank owned life insurance	3,275	3,275	—	—	3,275
Financial Liabilities:					
Deposits	$682,635	$ —	$536,171	$ —	$536,171
FHLB advances	209,319	—	208,107	—	208,107
Securities sold under agreements to repurchase	73,475	—	72,597	—	72,597
Bank Term Funding Program borrowing	100,000	—	100,000	—	100,000
Note payable	14,000	—	—	14,000	14,000
Accrued interest payable	1,420	—	1,420	—	1,420

	Carrying Value	Fair Value Measurements at December 31, 2022			
		Level 1	Level 2	Level 3	Total
			(In thousands)		
Financial Assets:					
Cash and cash equivalents	$ 16,105	$ 16,105	$ —	$ —	$ 16,105
Securities available-for-sale	328,749	160,589	168,160	—	328,749
Loans receivable held for investment	768,046	—	—	641,088	641,088
Accrued interest receivable	3,973	442	793	2,738	3,973
Bank owned life insurance	3,233	3,233	—	—	3,233
Financial Liabilities:					
Deposits	$686,916	$ —	$673,615	$ —	$673,615
FHLB advances	128,344	—	126,328	—	126,328
Securities sold under agreements to repurchase	63,471	—	60,017	—	60,017
Note payable	14,000	—	—	14,000	14,000
Accrued interest payable	453	—	453	—	453

Note 9 – Deposits

Deposits are summarized as follows:

	December 31, 2023	December 31, 2022
	(In thousands)	
Interest checking and other demand deposits	$219,138	$244,562
Non-interest-bearing demand deposits	107,891	89,779
Money market deposits	127,590	155,200
Savings deposits	59,981	62,322
Certificates of deposit	168,035	135,053
Total	$682,635	$686,916

The Bank accepts two types of deposits from a deposit placement service called the Certificate of Deposit Account Registry Service (''CDARS''). Reciprocal deposits are the Bank's own retail deposits in amounts in excess of the insured limits. The CDARS program allows banks to place their customers' funds in FDIC-insured certificates of deposit at other banks and, at the same time, receive an equal sum of funds from the customers of other banks in the CDARS Network. These deposits totaled $114.8 million and $74.6 million at December 31, 2023 and 2022, respectively and are not considered to be brokered deposits. The other type of deposit that may be accepted under the CDARS program is nonreciprocal deposits which are considered to be brokered funds. As of December 31, 2023, the Bank had no such deposits.

At December 31, 2023 and 2022, the Bank had $0 and $4.3 million in (non-CDARS) brokered deposits, respectively.

As of December 31, 2023 and 2022, approximately $286.4 million and $212.9 million of our total deposits (including deposits from affiliates) were not insured by FDIC insurance, which represented 37% and 31% of total deposits, respectively.

Scheduled maturities of certificates of deposit for the next five years are as follows:

Maturity	Amount
	(In thousands)
2024	$141,705
2025	20,002
2026	6,000
2027	178
2028	10
Thereafter	140
	$168,035

Certificates of deposit of $250 thousand or more totaled $23.5 million and $30.2 million at December 31, 2023 and 2022, respectively.

The Company has a significant concentration of deposits with five long-time customers that accounted for approximately 28% and 27% of its deposits as of December 31, 2023 and 2022, respectively. The Company expects to maintain the relationships with the customers for the near term.

Deposits from principal officers, directors, and their affiliates totaled $21.3 million and $24.3 million at December 31, 2023 and 2022, respectively.

Note 10 – Borrowings

The following table summarizes information relating to FHLB advances at or for the periods indicated:

	At or For the Year Ended December 31,	
	2023	2022
	(Dollars in thousands)	
FHLB Advances:		
Average balance outstanding during the year	$177,261	$ 61,593
Maximum amount outstanding at any month-end during the year	$210,242	$128,823
Balance outstanding at end of year	$209,319	$128,344
Weighted average interest rate at end of year	4.91%	3.74%
Average cost of advances during the year	4.70%	1.74%
Weighted average maturity (in months)	2	7

Each advance is subject to a prepayment penalty if paid before its maturity date. The advances were collateralized by $435.4 million and $328.1 million of commercial real estate loans at December 31, 2023 and 2022, respectively, under a blanket lien arrangement. Based on collateral pledged and the Company's holdings of FHLB stock as of December 31, 2023, the Company was eligible to borrow up to an additional $117.0 million at year-end 2023.

Scheduled maturities of FHLB advances are as follows:

	Amount
	(In thousands)
2024	$176,638
2025	32,681
	$209,319

On December 27, 2023, the Company borrowed $100.0 million from the Federal Reserve under the Bank Term Funding Program (''BTFP''). As of December 31, 2023, $100.0 million was outstanding. The interest rate on this borrowing is fixed at 4.84% and the borrowing matures on December 29, 2024. Investment securities with a book value of $107.3 million and a fair value of $98.3 million were pledged as collateral for this borrowing as of December 31, 2023. There are no prepayment penalties for early payoff. As the BTFP ended on March 11, 2024, no additional borrowings can be made under the program.

In addition, the Bank had additional lines of credit of $10.0 million with other financial institutions as of December 31, 2023.

Note 11 – Securities Sold Under Agreements to Repurchase

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Bank's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2023, securities sold under agreements to repurchase totaled $73.5 million at an average rate of 2.60%. These agreements mature on a daily basis, but management expects the agreements to be available in the foreseeable future. The fair value of securities pledged totaled $89.0 million as of December 31, 2023 and included $47.8 million of U.S. Treasuries, $30.2 million of federal agency debt, and $11.0 million of federal agency mortgage-backed securities. As of December 31, 2022, securities sold under agreements to repurchase totaled $63.5 million at an average rate of 0.38%. The fair value of securities pledged totaled $64.4 million as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities.

Note 12 – Notes Payable

In connection with the New Market Tax Credit activities of City First Bank, CFC 45 is a partnership whose members include CFNMA and City First New Markets Fund II, LLC. This CDE acts in effect as a pass-through for a Merrill Lynch allocation totaling $14.0 million that needed to be deployed. In December 2015, Merrill Lynch made a $14.0 million non-recourse loan to CFC 45, whereby CFC 45 passed that loan through to a Qualified Active Low-Income Community Business. The loan to the QALICB is secured by a Leasehold Deed of Trust that, due to the pass-through, non-recourse structure, is operationally and ultimately for the benefit of Merrill Lynch rather than CFC 45. Debt service payments received by CFC 45 from the QALICB are passed through to Merrill Lynch in return for which CFC 45 receives a servicing fee. The financial statements of CFC 45 are consolidated with those of the Bank and the Company.

There were two notes outstanding at CFC 45 as of December 31, 2023. Note A was in the amount of $9.9 million with a fixed interest rate of 5.2% per annum. Note B was in the amount of $4.1 million with a fixed interest rate of 0.24% per annum. Quarterly interest only payments commenced in March 2016 and continued through March 2023 for Notes A and B. Beginning in September 2023, quarterly principal and interest payments were due for Notes A and B. Both notes would have matured on December 1, 2040, but were paid off during January 2024.

Note 13 – Employee Benefit Plans

401(k) Plans

In July of 2022, the Broadway Federal Bank 401(k) benefit plan and the City First Bank 401(k) benefit plan were combined into one plan called ''the City First Bank 401(k) benefit plan'' (the ''401(k) Plan''). The 401(k) Plan allows employee contributions for substantially all employees up to 15% of their compensation, which are matched at a rate equal to 50% of the first 6% of compensation contributed. In addition, the 401(k) Plan makes a non-elective safe harbor contribution of 3% of each eligible employee's compensation. Expenses related to the 401(k) plans totaled $447 thousand in 2023 and $309 thousand for 2022.

ESOP Plan

Employees participate in an Employee Stock Ownership Plan (''ESOP'') after attaining certain age and service requirements. During 2022, the ESOP purchased 58,369 shares of the Company's common stock at an average cost of $8.57 per share for a total cost of $500 thousand which was funded with a $5 million line of credit from the Company. During 2023, the ESOP purchased 369,958 additional shares of the Company's common stock at an average cost of $9.19 per share for a total cost of $3.4 million which was funded with the line of credit. Any loans or borrowings under the line of credit will be repaid from the Bank's discretionary contributions to the ESOP, net of dividends paid, over a period of 20 years. Shares of the Company's common stock purchased by the ESOP are held in a suspense account until released for allocation to participants. When loan payments are made, shares are allocated to each eligible participant based on the ratio of each such participant's compensation, as defined in the ESOP, to the total compensation of all eligible plan participants. As the unearned shares are released from the suspense account, the Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, the difference is charged or credited to equity as additional paid-in capital. Dividends on allocated shares increase participant accounts. Dividends on unallocated shares will be used to repay the loan. At the end of employment, participants will receive shares for their vested balance. Compensation expense related to the ESOP was $307 thousand for 2023 and $66 thousand for 2022.

Shares held by the ESOP were as follows:

	December 31, 2023	December 31, 2022
	(Dollars in thousands)	
Allocated to participants	134,444	132,188
Committed to be released	28,669	1,237
Suspense shares	458,829	118,561
Total ESOP shares	621,942	251,986
Fair value of unearned shares	$ 4,217	$ 1,016

During 2023 and 2022, 28,669 and 5,032 of ESOP shares were released for allocation to participants, respectively. The outstanding book balance of unearned ESOP shares at December 31, 2023 and 2022 was $4.5 million and $1.3 million, respectively, which is shown as unearned ESOP shares in the equity section of the consolidated statements of financial condition.

During December of 2022, the Company issued a $5 million line of credit to the ESOP Plan for the purchase of additional shares. As of December 31, 2023, the trustee for the ESOP had purchased 428,327 shares at a total cost of $3.9 million. As of December 31, 2022, the trustee for the ESOP had purchased 58,369 shares at a total cost of $500 thousand.

All common stock share amounts and per share amounts above have been retroactively adjusted, as applicable, for the 1-for-8 reverse stock split effective November 1, 2023. See Note 2.

Note 14 – Income Taxes

The Company and its subsidiary are subject to U.S. federal and state income taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax expense was as follows:

	2023	2022
	(In thousands)	
Current		
Federal	$ 300	$ 700
State	398	218
Deferred		
Federal	1,046	944
State	241	551
Total	$1,985	$2,413

Effective tax rates differ from the federal statutory rate of 21% applied to income before income taxes due to the following:

	2023	2022
	(In thousands)	
Federal statutory rate times pre-tax net income	$1,370	$1,705
Effect of:		
State taxes, net of federal benefit	512	623
Earnings from bank owned life insurance	(9)	(9)
Low-income housing credits	—	(6)

	2023	2022
	(In thousands)	
Change in valuation allowance	80	—
Tax effect of stock-based compensation	14	25
Other, net	18	75
Total	$1,985	$2,413

Year-end deferred tax assets and liabilities were due to the following:

	2023	2022
	(In thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 2,008	$ 1,063
Accrued liabilities	580	555
State income taxes	30	45
Stock compensation	196	226
Net operating loss carryforward	1,982	2,616
Partnership investment	340	257
General business credit	1,962	1,962
Alternative minimum tax credit	11	5
Net unrealized loss on securities available-for-sale	5,815	7,388
Right of use liability	196	266
Fair value adjustment on acquired loans	223	291
Other	212	332
Total deferred tax assets	13,555	15,006
Less: valuation allowance	(449)	(369)
Total deferred tax assets, net of valuation allowance	13,106	14,637
Deferred tax liabilities:		
Section 481 adjustments to bad debts	—	(7)
Deferred loan fees/costs	(1,743)	(776)
Basis difference on fixed assets	(748)	(723)
FHLB stock dividends	(98)	(90)
Nonaccrual loan interest	—	(8)
Prepaid expenses	(180)	(186)
Right of use assets	(189)	(256)
Core deposit intangibles	(610)	(719)
Total deferred tax liabilities	(3,568)	(2,765)
Net deferred tax assets	$ 9,538	$11,872

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management evaluated both positive and negative evidence, the amount of taxes paid in available carry-back years, and the forecasts of future income and tax planning strategies. Based on this analysis, management determined that, as of December 31, 2023, a valuation allowance of $449 thousand was required on the Company's deferred tax assets, which totaled $9.5 million (net of valuation allowance). As of December 31, 2022, a valuation allowance of $369 thousand was required on the Company's deferred tax assets, which totaled $11.9 million (net of valuation allowance).

As of December 31, 2023, the Company had federal net operating loss carryforwards of $536 thousand, all of which can be carried forward indefinitely. The Company also had California net operating loss carryforwards of $21.8 million which will expire in 2031 through 2041, if not utilized. The Company also had federal general business credits of $2.0 million, which will expire in 2030 through 2041, if not utilized.

The Company did not have any unrecognized tax benefits as of December 31, 2023 or 2022.

2022 is the most recent tax year for which the Company has filed federal and state income or franchise tax returns. Federal tax years 2020 through 2022 remain open for the assessment of Federal income tax. California tax years 2019 through 2022 remain open for the assessment of California franchise tax. Washington, D.C. tax years 2020 through 2022 remain open for the assessment of D.C. franchise tax. The Company is not currently under examination by any tax authorities.

Note 15 – Stock-Based Compensation

Prior to June 21, 2023, the Company issued stock-based compensation awards to its directors and officers under the 2018 Long Term Incentive Plan (''LTIP'') which allowed the grant of non-qualified and incentive stock options, stock appreciation rights, full value awards and cash incentive awards. The maximum number of shares that could be awarded under that plan was 161,639 shares.

On June 21, 2023, stockholders approved the Amended and Restated 2018 Long Term Incentive Plan (''Amended and Restated LTIP'') which allows the issuance of 487,500 additional shares and brought the number of shares that may be issued under the Amended and Restated LTIP to 649,139 shares.

No stock options were granted during the year ended December 31, 2023.

The following table summarizes stock option activity during the year ended December 31, 2023:

	2023	
	Number Outstanding	Weighted Average Exercise Price
Outstanding at beginning of year	31,250	$12.96
Granted during the year	—	—
Exercised during the year	—	—
Forfeited or expired during the year	—	—
Outstanding at end of year	31,250	$12.96
Exercisable at end of year	31,250	$12.96

There was no stock-based compensation expense related to stock options during 2022 or 2023 as there was no remaining unrecognized compensation cost related to non-vested options granted under the plan as of December 31, 2021.

Options outstanding and exercisable at year-end 2023 were as follows:

	Outstanding				Exercisable		
Grant Date	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
February 24, 2016	31,250		$12.96		31,250	$12.96	
	31,250	2.13 years	$12.96	$—	31,250	$12.96	$—

Stock Awards to Directors

In February 2023 and 2022, the Company awarded 9,230 and 5,898 shares of common stock, respectively, to its directors under the LTIP, which are fully vested. The Company recorded $95 thousand and $84 thousand of compensation expense in the years ended December 31, 2023 and December 31, 2022, respectively, based on the fair value of the stock on the date of the award.

Restricted Stock Awards to Employees

In March of 2022, the Company issued 61,908 shares of restricted stock to its officers and employees under the LTIP, of which 17,012 shares have been forfeited as of December 31, 2023. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During 2023 and 2022, the Company recorded $106 thousand and $133 thousand of stock-based compensation expense related to shares awarded to employees.

On June 21, 2023, the Company issued 92,720 shares of restricted stock to its officers and employees under the Amended and Restated LTIP, of which 11,237 shares have been forfeited as of December 31, 2023. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During the year ended December 31, 2023, the Company recorded $104 thousand of stock-based compensation expense related to these restricted stock awards.

As of December 31, 2023, 199,268 shares had been awarded under the Amended and Restated LTIP and 449,871 shares were available to be awarded.

A summary of restricted stock unit activity for the year ended December 31, 2023 is as follows:

	Restricted Stock Units (In thousands)	Weighted Average Grant Date Fair Value	Remaining Contractual Life (months)
Unvested at December 31, 2022	52,949	12.24	43
Granted during period	92,720	$ 8.56	52
Vested during period	11,848	—	—
Forfeited or expired during period	(19,290)	—	—
Unvested at December 31, 2023	114,531	$ 9.12	39

As of December 31, 2023, there was $1.1 million of total unrecognized equity-based compensation expense that the Company expects to recognize over the remaining contractual life.

All common stock share amounts above have been retroactively adjusted, as applicable, for the 1-for-8 reverse stock split effective November 1, 2023. See Note 2.

Note 16 – Regulatory Matters

The Bank's capital requirements are administered by the Office of the Comptroller of the Currency (''OCC'') and involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC. Failure to meet capital requirements can result in regulatory action.

As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies have developed a ''Community Bank Leverage Ratio'' (''CBLR'') (the ratio of a bank's tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A ''qualifying community bank'' that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered ''well capitalized'' under Prompt Corrective Action statutes. The federal banking agencies have set the Community Bank Leverage Ratio at 9%. Actual and required capital amounts and ratios as of the dates indicated are presented below:

	Actual		Minimum Required to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
December 31, 2023:				
Community Bank Leverage Ratio	**$185,773**	**14.97%**	**$111,696**	**9.00%**
December 31, 2022:				
Community Bank Leverage Ratio	**$181,304**	**15.75%**	**$103,591**	**9.00%**

At December 31, 2023, the Company and the Bank met all the capital adequacy requirements to which they were subject. In addition, the Bank was ''well capitalized'' under the regulatory framework for prompt corrective action.

Management believes that no conditions or events have occurred that would materially adversely change the Bank's capital classifications. From time to time, we may need to raise additional capital to support the Bank's further growth and to maintain the "well capitalized" status.

Note 17 – Loan Commitments and Other Related Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk for credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2023	2022
	(In thousands)	
Commitments to make loans	$ 7,560	$15,160
Unfunded construction loans	42,678	27,811
Unused lines of credit – variable rates	3,302	13,341

Commitments to make loans are generally made for periods of 60 days or less.

Note 18 – Parent Company Only Condensed Financial Information

Condensed financial information of Broadway Financial Corporation follows:

Condensed Balance Sheets
December 31,

	2023	2022
	(In thousands)	
Assets		
Cash and cash equivalents	$ 77,457	$ 84,015
Investment in bank subsidiary	200,830	192,977
Other assets	4,003	2,725
Total assets	$282,290	$279,717
Liabilities and stockholders' equity		
Accrued expenses and other liabilities	$ 387	$ 235
Stockholders' equity	281,903	279,482
Total liabilities and stockholders' equity	$282,290	$279,717

Condensed Statements of Income
Years Ended December 31,

	2023	2022
	(In thousands)	
Interest income	$ 268	$ 88
Interest expense	—	—
Other expense	(1,099)	(877)
Income (loss) before income tax and undistributed subsidiary income	(831)	(789)
Income tax benefits	196	85
Equity in undistributed subsidiary income	5,149	6,340
Net income	$ 4,514	$5,636

Condensed Statements of Cash Flows
Years Ended December 31,

	2023	2022
	(In thousands)	
Cash flows from operating activities		
Net income	$ 4,514	$ 5,636
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity in undistributed subsidiary income	(5,149)	(6,340)
Change in other assets	(1,222)	1,196
Change in accrued expenses and other liabilities	152	(348)
Net cash (used in) provided by operating activities	(1,705)	144
Cash flows from investing activities		
Capital distribution to bank subsidiary	—	(75,000)
Net cash used in investing activities	—	(75,000)
Cash flows from financing activities		
Share repurchase - FDIC	(1,781)	—
Proceeds from issuance of preferred stock	—	150,000
Increase in unreleased ESOP shares	(3,400)	(500)
Proceeds from repayment of ESOP loan	328	66
Net cash (used in) provided by financing activities	(4,853)	149,566
Net change in cash and cash equivalents	(6,558)	74,710
Beginning cash and cash equivalents	84,015	9,305
Ending cash and cash equivalents	$77,457	$ 84,015

There was $3.0 million of non-cash financing activities for the exchange of preferred stock for common stock in 2022.

Note 19 – Earnings Per Common Share

The factors used in the earnings per common share computation follow:

	2023	2022
	(Dollars in thousands, except share and per share)	
Net income attributable to Broadway Financial Corporation	$ 4,514	$ 5,636
Less net income attributable to participating securities	59	27
Income available to common stockholders	$ 4,455	$ 5,609
Weighted average common shares outstanding for basic earnings per common share	8,627,071	9,051,128
Add: dilutive effects of unvested restricted stock awards	114,599	51,737
Weighted average common shares outstanding for diluted earnings per common share	8,741,670	9,102,865
Earnings per common share - basic	$ 0.52	$ 0.62
Earnings per common share - diluted	$ 0.51	$ 0.62

Stock options for 31,250 shares of common stock for the year ended December 31, 2023, were not considered in computing diluted earnings per common share because they were anti-dilutive.

Basic earnings per share of common stock is computed pursuant to the two-class method by dividing net loss available to common stockholders less dividends paid on participating securities (unvested shares of restricted common stock) and any undistributed loss attributable to participating securities by the weighted average common shares outstanding during the period. The weighted average common shares outstanding includes the weighted average number of shares of common stock outstanding less the weighted average number of unvested shares of restricted common stock. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share of common stock includes the dilutive effect of unvested stock awards and additional potential common shares issuable under stock options. No unvested stock awards or potential common shares issuable under stock options were included in diluted earnings per share in either year.

All common stock share amounts above have been retroactively adjusted, as applicable, for the 1-for-8 reverse stock split effective November 1, 2023. See Note 2.

Note 20 – Subsequent Events

The Company evaluated its December 31, 2023 consolidated financial statements for subsequent events through the date these financial statements were issued.

Exhibit 10.4

BROADWAY FINANCIAL CORPORATION AMENDED AND RESTATED 2018 LONG-TERM INCENTIVE PLAN

SECTION I
GENERAL

1.1 ***Purpose***. The Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan (the ''**Plan**'') has been established by Broadway Financial Corporation (the ''**Company**'') to **(a)** attract and retain persons eligible to participate in the Plan; **(b)** motivate Participants, by means of appropriate incentives, to achieve long-range goals; **(c)** provide incentive compensation opportunities that are competitive with those of other similar companies; and **(d)** further identify Participants' interests with those of the Company's other shareholders through compensation that is based on the Company's common stock; and thereby promote the long-term interest of the Company and the Subsidiaries, including the growth in value of the Company's equity and enhancement of long-term shareholder return.

1.2 ***Participation***. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become ''**Participants**'' in the Plan.

1.3 ***Operation, Administration, and Definitions***. The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of SECTION V (relating to operation and administration). Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of SECTION IX).

SECTION II
OPTIONS AND SARS

2.1 ***Definitions***.

(a) The grant of an ''Option'' entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under this SECTION II may be either an incentive stock option (an ''**ISO**'') or a non-qualified option (an ''**NQO**''), as determined in the discretion of the Committee. An ''ISO'' is an Option that is intended to satisfy the requirements applicable to an ''incentive stock option'' described in Section 422(b) of the Code. An ''**NQO**'' is an Option that is not intended to be an ''incentive stock option'' as that term is described in Section 422(b) of the Code. Each Option granted under this Plan shall be an NQO, unless the Option satisfies all of the requirements of an ISO and the Committee designates such Option as an ISO.

(b) A stock appreciation right (an ''**SAR**'') entitles the Participant to receive, in cash or Stock (as determined in accordance with Section 5.7), value equal to (or otherwise based on) the excess of: (i) the Fair Market Value of a specified number of shares of Stock on the date exercise; over (ii) an Exercise Price established by the Committee.

2.2 ***Exercise Price***. The ''**Exercise Price**'' of each Option and SAR granted under this SECTION II shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted. The Exercise Price shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value of a share of Stock). However, in the case of an ISO granted to a Participant who, at the date of the grant, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary, the Exercise Price share shall not be less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the date of grant.

2.3 ***Option Term; Exercise***. An Option and an SAR shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. In no event, however, shall an Option or SAR expire later than ten (10) years after the date of its grant; provided, however, that the term of an ISO shall not exceed five (5) years from the date the ISO is granted in the case of an ISO granted to a Participant who, on the date of the grant, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (other than an ISO) **(i)** the exercise of the Option is prohibited by applicable law, or **(ii)** shares of

Stock may not be purchased or sold by certain employees or directors of the Company or any Subsidiary due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lockup agreement.

2.4 ***Payment of Option Exercise Price***. The payment of the Exercise Price of an Option granted under this SECTION II shall be subject to the following:

(a) Subject to the following provisions of this Section 2.4, the full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise, except that, in the case of an exercise arrangement approved by the Committee and described in Section 2.4(c) payment may be made as soon as practicable after the exercise.

(b) Subject to applicable law, the Exercise Price shall, as determined by the Committee, **(i)** be payable in cash, by promissory note or by tendering, either by actual delivery of shares or by attestation, shares of Stock acceptable to the Committee, including shares otherwise distributable pursuant to the exercise of the Option, and valued at Fair Market Value as of the day of exercise, or in any combination thereof; or **(ii)** be Stock Settled.

(c) Subject to applicable law, the Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell a sufficient portion of the shares of Stock acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

2.5 ***No Repricing***. Except for adjustments pursuant to Section 5.2(f) (relating to the adjustment of shares) or reductions of the Exercise Price approved by the Company's shareholders, the Exercise Price for any outstanding Option or SAR may not be decreased after the date of grant nor may an outstanding Option or SAR granted under the Plan be surrendered to the Company as consideration for the grant of a replacement Option or SAR with a lower exercise price.

2.6 ***Grants of Options and SARs***. An Option may, but need not be, in tandem with an SAR and an SAR may, but need not be in tandem with an Option, in either case, regardless of whether the original award was granted under this Plan or another plan or arrangement. If an Option is in tandem with an SAR, the exercise price of both the Option and SAR shall be the same, and the exercise of the Option or SAR with respect to a share of Stock shall cancel the corresponding tandem SAR or Option right with respect to such share. If an SAR is in tandem with an Option but is granted after the grant of the Option, or if an Option is in tandem with an SAR but is granted after the grant of the SAR, the later granted tandem Award shall have the same exercise price as the earlier granted Award, and the exercise price for the later granted Award may be less than the Fair Market Value of the Stock at the time of such grant.

SECTION III
FULL VALUE AWARDS

3.1 ***Definition***. A "**Full Value Award**" is a grant of one or more shares of Stock or a right to receive one or more shares of Stock in the future, with such grant being made subject to one or more of the following, as determined by the Committee:

(a) The grant shall be in consideration of a Participant's previously performed services, or surrender of other compensation that may be due.

(b) The grant shall be contingent on the achievement of performance or other objectives during a specified period.

(c) The grant shall be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives.

The grant of Full Value Awards may also be made subject to such other conditions, restrictions and contingencies, as the Committee shall determine.

3.2 ***Restrictions on Awards***.

(a) The Committee may designate a Full Value Award granted to any Participant as Performance-Based Compensation. Any Full Value Award so designated shall be conditioned on the achievement of one or more performance objectives. The performance objectives shall be based on the Performance Measures selected by the Committee.

(b) If the right to become vested in a Full Value Award is conditioned on the completion of a specified period of service with the Company or the Subsidiaries, without achievement of Performance Measures or other performance objectives (whether or not related to Performance Measures) being required as a condition of vesting, and without the Full Value Award being granted in lieu of other compensation, then the required period of service for full vesting shall be not less than one (1) year (subject to acceleration of vesting, to the extent permitted by the Committee, in the event of the Participant's death, disability, retirement, Change in Control or involuntary termination).

SECTION IV
CASH INCENTIVE AWARDS

A Cash Incentive Award is the grant of a right to receive a payment of cash (or in the discretion of the Committee, Stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the Committee. The grant of Cash Incentive Awards may also be made subject to such other conditions, restrictions and contingencies as may be determined by the Committee. The Committee may designate a Cash Incentive Award granted to any Participant as Performance-Based Compensation. Any Award so designated shall be conditioned on the achievement of one or more Performance Measures selected by the Committee. Except as otherwise provided in the applicable plan or arrangement, distribution of any bonus awards by the Company or its Subsidiaries (whether granted pursuant to this Plan or otherwise) for a performance period ending in a calendar year, shall be made to the participant not later than March 15 of the following calendar year; provided, however, that for purposes of determining compliance with Section 409A, a payment will be considered to satisfy the requirement of this sentence if distribution is made no later than the end of the calendar year following the end of the applicable performance period.

SECTION V
OPERATION AND ADMINISTRATION

5.1 ***Effective Date***. Subject to the approval of the shareholders of the Company at the Company's 2023 annual shareholders meeting, the Plan, as amended and restated, shall be effective as of June 21, 2023. In the event of Plan termination, the terms of the Plan shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan after April 16, 2030. On or after July 25, 2018, the original effective date of the 2018 Long-Term Incentive Plan (the "**Original Effective Date**"), no awards will be granted under the Prior Plan.

5.2 ***Shares and Other Amounts Subject to Plan***. The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a) The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or, to the extent permitted by applicable law, currently held or acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

(b) Subject to the following provisions of this Section 5.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 5,193,109. However, the limit under this paragraph (b), as well as the limits under paragraph (e) below, shall not apply to Awards granted pursuant to Section 5.5 in replacement of awards granted under plans other than this Plan.

(c) To the extent provided by the Committee, any Award may be settled in cash rather than Stock.

(d) Shares of Stock with respect to an Award will be treated as delivered for purposes of the determination under paragraph (b) above, subject to the following:

(i) To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, such shares shall not be deemed to have been delivered for purposes of the determination under paragraph (b) above.

(ii) Subject to the provisions of paragraph (i) above, the total number of shares covered by an Award will be treated as delivered for purposes of this paragraph (ii) to the extent payments or benefits are delivered to the Participant with respect to such shares. Accordingly**(A)** if an Award denominated in shares of Stock is settled in cash, the total number of shares with respect to which such payment is made shall be considered to have been delivered; **(B)** if shares covered by an Award are used to satisfy the applicable tax withholding obligation, the number of shares held back by the Company to satisfy such withholding obligation shall be considered to have been delivered; **(C)** if the exercise price of any Option granted under the Plan is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation), the number of shares tendered to satisfy such exercise price shall be considered to have been delivered; and **(D)** if cash or shares of Stock are delivered in settlement of the exercise of an SAR, the total number of shares with respect to which such SAR is exercised shall be deemed delivered.

(e) Subject to Section 5.2(f), the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries with respect to ISOs granted under the Plan shall be 5,193,109 shares. Notwithstanding any provision in the Plan to the contrary, the aggregate amount of all compensation granted to any member of the Board during any fiscal year of the Company, including any Awards (based on grant date Fair Market Value computed as of the date of grant in accordance with applicable financial accounting rules) and any cash retainer or meeting fee paid or provided for service on the Board or any committee thereof, or any Award granted in lieu of any such cash retainer or meeting fee, shall not exceed One Hundred Thousand Dollars ($100,000).

(f) In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares), the Committee shall adjust Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: **(i)** adjustment of the number and kind of shares which may be delivered under the Plan; **(ii)** adjustment of the number and kind of shares subject to outstanding Awards; **(iii)** adjustment of the Exercise Price of outstanding Options and SARs; and **(iv)** any other adjustments that the Committee determines to be equitable (which may include, without limitation, (I) replacement of Awards with other Awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (II) cancellation of the Award in return for cash payment of the current value of the Award, determined as though the Award is fully vested at the time of payment, provided that in the case of an Option or SAR, the amount of such payment may be the excess of value of the Stock subject to the Option or SAR at the time of the transaction over the exercise price). However, in no event shall this paragraph (f) be construed to permit a modification (including a replacement) of an Option or SAR if such modification either: **(A)** would result in accelerated recognition of income or imposition of additional tax under Section 409A; or **(B)** would cause the Option or SAR subject to the modification (or cause a replacement Option or SAR) to be subject to Section 409A, provided that the restriction of this clause (B) shall not apply to any Option or SAR that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A.

5.3 ***General Restrictions***. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

5.4 ***Tax Withholding***. All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares of Stock or other benefits under the Plan on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Committee, such withholding obligations may be satisfied **(a)** through cash payment by the Participant; **(b)** through the surrender of shares of Stock which the Participant already owns; or **(c)** through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan, provided, however, that, unless otherwise determined by the Committee after the Company's adoption of ASU 2016-09, *Compensation-Stock Compensation (Topic 718)* dated March, 2016, such shares under this Section 5.4 may be used to satisfy not more than the Company's minimum statutory withholding obligation (based on minimum statutory withholding rates for Federal and state tax purposes, including payroll taxes, that are applicable to such taxable income).

5.5 ***Grant and Use of Awards***. In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Subject to Section 2.5 (relating to repricing), Awards may be granted as alternatives to or replacement of awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations. Notwithstanding the provisions of Section 2.2, Options and SARs granted under the Plan in replacement for awards under plans and arrangements of the Company, Subsidiaries, or other companies that are assumed in business combinations may provide for exercise prices that are less than the Fair Market Value of the Stock at the time of the replacement grants, if the Committee determines that such exercise price is appropriate to preserve the economic benefit of the award. The provisions of this Section 5.5 shall be subject to the provisions of Section 5.15.

5.6 ***Dividends and Dividend Equivalents***. An Award (including without limitation an Option or SAR Award) may provide the Participant with the right to receive dividend or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents. The provisions of this subsection shall be subject to the provisions of Section 5.15.

5.7 ***Settlement of Awards***. The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, the granting of replacement Awards, or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as "**settlement**" of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment or distribution, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents. Except for Options and SARs designated at the time of grant or otherwise as intended to be subject to Section 409A, this Section 5.7 shall not be construed to permit the deferred settlement of Options or SARs if such settlement would result in deferral of compensation under Treas. Reg. §1.409A-1(b)(5)(i)(A)(3) (except as permitted in paragraphs (i) and (ii) of that section). Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee. The provisions of this subsection shall be subject to the provisions of Section 5.15.

5.8 ***Transferability***. Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

5.9 ***Form and Time of Elections***. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

5.10 ***Agreement With Company***. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written (including electronic) document as is determined by the Committee. A copy of such document shall be provided to the Participant, and the Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to in the Plan as an "**Award Agreement**" regardless of whether any Participant signature is required.

5.11 ***Action by Company or Subsidiary***. Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company.

5.12 ***Gender and Number***. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

5.13 ***Limitation of Implied Rights***.

(a) Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b) The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee or other individual the right to be retained in the employ of the Company or any Subsidiary or the right to continue to provide services to the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a shareholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

5.14 ***Evidence***. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

5.15 ***Limitations under Section 409A***. The provisions of the Plan shall be subject to the following:

(a) Neither Section 5.5 nor any other provision of the Plan shall be construed to permit the grant of an Option or SAR if such action would cause the Option or SAR being granted or the option or stock appreciation right being replaced to be subject to Section 409A, provided that this paragraph (a) shall not apply to any Option or SAR (or option or stock appreciation right granted under another plan) being replaced that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A.

(b) Except with respect to an Option or SAR that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A, no Option or SAR shall condition the receipt of dividends with respect to an Option or SAR on the exercise of such Award, or otherwise provide for payment of such dividends in a manner that would cause the payment to be treated as an offset to or reduction of the exercise price of the Option or SAR pursuant Treas. Reg. §1.409A-1(b)(5)(i)(E).

(c) The Plan shall not be construed to permit a modification of an Award, or to permit the payment of a dividend or dividend equivalent, if such actions would result in accelerated recognition of taxable income or imposition of additional tax under Section 409A.

SECTION VI
CHANGE IN CONTROL

6.1 Unless determined otherwise by the Committee, upon a Participant's termination of employment within the twelve (12) months following a Change in Control, all unvested Full Value Awards shall become fully vested and all Options and SARs shall be exercisable for a period ending on the earlier of the expiration date of the Option or SAR or the first anniversary of the Participant's termination of employment. Notwithstanding the foregoing provisions of this SECTION VI, in the event of a Change in Control as the result of a Terminating Event, a Participant's Options, SARs, and Full Value Awards will become vested and exercisable pursuant to this Section 6.1 only if no provision has been made in writing in connection with such Terminating Event for the continuance of this Plan and for the assumption of the Awards theretofore granted hereunder, or the substitution for such Awards of new awards issued by the successor corporation or, if applicable, the publicly-traded entity that is the parent entity of the successor corporation, with such appropriate adjustments as may be determined or approved by the Committee, in which event this Plan and the awards theretofore granted or substituted therefore shall continue in the manner and under the terms so provided.

6.2 As used in this Plan, a ''**Change in Control**'' of the Company shall mean an event of a nature that **(a)** would be required to be reported in response to Item 1 of a current report filed on Form 8-K pursuant to Section 13 or 15(d) of the Exchange Act as in effect on the Original Effective Date of this Plan; or **(b)** results in any person acquiring control of the Bank or the Company within the meaning of the Home Owners' Loan Act of 1933, as amended and the rules and regulations promulgated by the Office of the Comptroller of the Currency (''**OCC**'') (or its predecessor agency), as in effect on the Original Effective Date of this Plan, (provided, that in applying the definition of change in control as set forth under the rules and regulations of the OCC, the Board shall substitute its judgment for that of the OCC); and, without limitation, such a Change in Control shall be deemed to have occurred at such time as **(i)** any ''person'' (as that term is used in Sections 13(d) and 14(d) of the Exchange Act and the regulations of the Securities and Exchange Commission (''**SEC**'') thereunder, each as in effect on the date of the adoption of this Plan by the Board, and including any such persons that may be deemed to be acting in concert with respect to the Bank or the Company, or the acquisition, ownership or voting of Bank or Company securities) is or becomes the ''beneficial owner'' (as defined in Rule 13d-3 under the Exchange Act and the regulations of the SEC thereunder, each as in effect on the date of the adoption of this Plan by the Board), directly or indirectly, of securities of the Bank or the Company representing twenty percent (20%) or more of the Bank's or the Company's outstanding securities except for any securities of the Bank purchased by the Company in connection with the conversion of the Bank to the stock form and any securities purchased by any tax qualified employee benefit plan of the Bank; or **(ii)** individuals who constitute the Board on the date of the adoption of this Plan by the Board of Directors of the Company (the ''**Incumbent Board**'') cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election was approved by a vote of at least three-quarters of the directors then comprising the Incumbent Board, or whose nomination for election by the Company's shareholders was approved by the same Nominating Committee serving under an Incumbent Board, shall be, for purposes of this clause (B), considered as though he were a member of the Incumbent Board; or **(iii)** a plan of liquidation reorganization, merger, consolidation, sale of all or substantially all the assets of the Bank or the Company or similar transaction in which the Bank or Company is not the resulting entity (a ''**Terminating Event**'') is approved by the Board and the shareholders or otherwise occurs; or **(iv)** solicitations of shareholders of the Company, by someone other than the Incumbent Board of the Company, seeking shareholder approval of a plan of reorganization, merger or consolidation of the Company or Bank or similar transaction with one or more corporations as a result of which the outstanding shares of the class of securities then subject to this Plan are exchanged for or converted into cash or property or securities not issued by the Bank or the Company shall be distributed; or **(v)** a tender offer is made for 20% or more of the voting securities of the Bank or the Company; or **(vi)** any other event, transaction or series of transactions occurs as a result of which any person may be deemed to become a ''controlling person'' of the Bank or ''acquire control'' of the Company (as such terms are defined in the regulations of the OCC set forth at 12 C.F.R. Part 161.14 or of the Federal Reserve Board of Governors at 12 C.F.R. Part 225 as in effect on the effective date of this Plan).

SECTION VII
COMMITTEE

7.1 ***Administration***. The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the ''**Committee**'') in accordance with this SECTION VII. The Committee shall be selected by the Board, and shall consist solely of two (2) or more members of the Board. If the Committee does not exist, or for any other reason determined by the Board, and to the extent not prohibited by applicable law or the applicable rules of any stock exchange, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. With respect to Insiders, the Plan and Awards to Insiders shall be administered by a committee where each director is a ''non-employee director'' as that term is used under Rule 16b-3 under the Exchange Act.

7.2 ***Powers of Committee***. The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by SECTION VIII) to amend, cancel, or suspend Awards.

(b) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and applicable state corporate law.

(f) The Committee shall take such actions as it determines to be necessary or appropriate with respect to this Plan, and the Awards granted under the Plan, to avoid acceleration of income recognition or imposition of penalties under Section 409A.

(g) Notwithstanding any other provision of the Plan, no benefit shall be distributed under the Plan unless the Committee, in its sole discretion, determines that such person is entitled to benefits under the Plan.

(h) At any time the Committee may correct any error made under the Plan or any Award Agreement, including, without limitation, changing or revoking the grant of an Award.

7.3 ***Delegation by Committee***. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

7.4 ***Information to be Furnished to Committee***. The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee's or Participant's employment (or other provision of services), termination of employment (or cessation of the provision of services), leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

7.5 ***Applicable Law***. The provisions of the Plan shall be construed in accordance with the laws of the State of California, without regard to the conflict of law provisions of any jurisdiction.

SECTION VIII
AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan, and the Board or the Committee may amend any Award Agreement, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee, if applicable); and further provided that adjustments pursuant to Section 5.2(f) shall not be subject to the foregoing limitations of this SECTION VIII; and further provided that the provisions of Section 2.5 (relating to Option and SAR repricing) cannot be amended unless the amendment is approved by the Company's shareholders. No amendment or termination shall be adopted or effective if it would result in accelerated recognition of income or imposition of additional tax under Section 409A or, except as otherwise provided in the amendment, would cause amounts that were not otherwise subject to Section 409A to become subject to Section 409A.

SECTION IX
DEFINED TERMS

In addition to the other definitions contained herein, the following definitions shall apply:

(a) *Award*. The term "**Award**" means any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, Full Value Awards, and Cash Incentive Awards.

(b) *Award Agreement*. The term "**Award Agreement**" means an agreement which may be entered into by each Participant and the Company that sets forth the terms and provisions applicable to an Award.

(c) *Bank*. The term "**Bank**" means Broadway Federal Bank, the wholly-owned bank subsidiary of the Company.

(d) *Board*. The term "**Board**" means the Board of Directors of the Company.

(e) *Code*. The term "**Code**" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(f) *Eligible Individual*. For purposes of the Plan, the term "**Eligible Individual**" means any employee of the Company or a Subsidiary, and any consultant, non-employee director, or other person providing services to the Company or a Subsidiary; provided, however, that an ISO may only be granted to an employee of the Company or a Subsidiary. An Award may be granted to an employee or other individual providing services, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or the Subsidiaries, provided that such Awards shall not become vested prior to the date the employee or service provider first performs such services.

(g) *Exchange Act*. The term "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time and any successor thereto.

(h) *Fair Market Value*. Except as otherwise provided by the Committee, for purposes of determining the "**Fair Market Value**" of a share of Stock as of any date means the average of the high and low bid prices of the Stock as reported by the Nasdaq Stock Market (as published by the Wall Street Journal, if then so published) or, if the Stock is then listed on or quoted through a stock exchange or transaction reporting system on or through which actual sale prices are regularly reported, the closing sale price of the Stock, on the grant date, or if the Stock was not traded on such date, on the next preceding day on which the Stock was quoted or traded, as the case may be.

(i) *Insider*. The term "**Insider**" means, to the extent the Company is subject to the Exchange Act on the date of an Award, an employee of the Company or any Subsidiary who is, on the relevant date, an officer, director, or ten percent (10%) beneficial owner of the Company, as those terms are defined under Section 16 of the Exchange Act.

(j) *Performance-Based Compensation*. The term "**Performance-Based Compensation**" shall have the meaning ascribed to it under Section 409A.

(k) *Performance Measures*. The "**Performance Measures**" shall be based on any one or more of the following Company, subsidiary, operating unit or division performance measures: net earnings; net interest income; operating or interest rate margins; earnings per share; efficiency ratio or other cost control measures or objectives; return on equity; return on assets; stock price; comparisons with stock market indices; regulatory achievements; economic value added metrics; strategic business objectives, consisting of one or more objectives based on meeting specified volume or market share targets, business expansion goals, or goals relating to acquisitions or divestitures; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity and/or shares outstanding or investments, or to assets or net assets.

(l) *Prior Plan*. The term "**Prior Plan**" means the Amended and Restated Broadway Financial Corporation 2008 Long-Term Incentive Plan approved by the Company's shareholders on May 28, 2008.

(m) *Stock Settled*. The term "**Stock Settled**" means that upon the exercise of an Option the Company shall deliver that number of shares of Stock determined by the Committee taking the difference between **(A)** the

Fair Market Value of the Stock as of the first day that the Stock was traded on the stock exchange immediately preceding the exercise date, multiplied by the number of Options being exercised, and **(B)** the total Exercise Price of the Options being exercised, and dividing such difference by the Fair Market Value of the Stock as of the first day that Stock was traded on the securities exchange preceding the exercise date.

(n) *Stock*. The term "**Stock**" means shares of common stock, $0.01 par value of the Company.

(o) *Subsidiaries*. For purposes of the Plan, the term "**Subsidiary**" means any corporation, partnership, joint venture or other entity during any period in which at least a fifty percent (50%) voting or profits interest is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has a significant interest, as determined in the discretion of the Committee.

(p) *Termination of Service*. With respect to Awards that constitute Deferred Compensation, references to the Participant's "**termination of employment**" (including references to the Participant's employment termination, and to the Participant terminating employment, a Participant's "**separation from service**", and other similar reference) and references to a Participant's "**termination as a director**" (including separation from service and other similar references) shall mean, respectively, the Participant ceasing to be employed by, or ceasing to perform director services for, the Company and the Affiliates, subject to the following:

(i) The employment relationship or director relationship will be deemed to have ended at the time the Participant and the applicable company reasonably anticipate that a level of bona fide services the Participant would perform for the Company and the Affiliates after such date would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed over the immediately preceding thirty-six (36) month period (or the full period of service to the Company and the Affiliates if the Participant has performed services for the Company and the Affiliates for less than thirty-six (36) months). In the absence of an expectation that the Participant will perform at the above-described level, the date of termination of employment or termination as a director will not be delayed solely by reason of the Participant continuing to be on the Company's and the Affiliates' payroll after such date.

(ii) The employment or director relationship will be treated as continuing intact while the Participant is on a bona fide leave of absence (determined in accordance with Treas. Reg. §409A-1(h)).

(iii) The determination of a Participant's termination of employment or termination as a director by reason of a sale of assets, sale of stock, spin-off, or other similar transaction of the Company or an Affiliate will be made in accordance with Treas. Reg. §1.409A-1(h).

(iv) If a Participant performs services both as an employee of the Company or an Affiliate, and a member of the board of directors of the Company or an Affiliate, the determination of whether termination of employment or termination of service as a director shall be made in accordance with Treas. Reg. §1.409A-1(h)(5) (relating to dual status service providers).

(v) The term "**Affiliates**" means all persons with whom the Company is considered to be a single employer under Section 414(b) of the Code and all persons with whom the Company would be considered a single employer under Code Section 414(c).

(vi) The term "**Deferred Compensation**" means payments or benefits that would be considered to be provided under a nonqualified deferred compensation plan as that term is defined in Treas. Reg. §1.409A-1.

Exhibit 10.5


BROADWAY
FINANCIAL CORPORATION

Grantee:
Covered Shares:
Date of Grant:

AWARD AGREEMENT

Pursuant to the Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan (the ‘‘Plan’’), Broadway Financial Corporation (the ‘‘Company’’) hereby grants a Full Value Award in the form of restricted stock to the Grantee named above covering [•] shares of Common Stock of the Company (the ‘‘Award’’). Upon acceptance of this Award, the Grantee shall receive the number of shares of Stock of the Company covered by the Award, subject to the restrictions and conditions set forth herein and in the Plan (the ‘‘Restricted Stock’’). The Company acknowledges the receipt from the Grantee of consideration with respect to the par value of the Stock in the form of cash, past or future services rendered to the Company by the Grantee or such other form of consideration as is acceptable to the Committee.

1. Acceptance of Award. The Grantee shall have no rights with respect to this Award unless Grantee shall have accepted this Award by signing a copy of this Award Agreement and delivering the signed copy to the Company. Upon acceptance of this Award by the Grantee, the shares of Restricted Stock so accepted shall be issued and held by the Company's transfer agent in book entry form, and the Grantee's name shall be entered as the stockholder of record on the books of the Company. Thereupon, the Grantee shall have all the rights of a stockholder with respect to such shares, including voting and dividend rights, subject, however, to the restrictions and conditions specified in Paragraph 2 below.

2. Restrictions and Conditions.

(a) Any certificates or book entries for the shares of Restricted Stock granted herein shall bear an appropriate legend, as determined by the Committee in its sole discretion, to the effect that such shares are subject to restrictions as set forth herein and in the Plan.

(b) Shares of Restricted Stock granted herein may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of by the Grantee prior to vesting.

3. Vesting of Restricted Stock. To the extent not previously forfeited, the shares of Restricted Stock shall vest and become nonforfeitable as follows:

(a) to the extent of thirty-three percent (33%) of the shares covered thereby on the first anniversary of the date of grant, with the balance vesting ratably over the succeeding twenty-four (24) months, and

(b) in full in the event of the death or ‘‘Disability’’ of the Grantee, the termination of the ‘‘Service Period’’ by the Company without ‘‘Cause’’ or the termination of the Service Period by the Grantee for ‘‘Good Reason’’, as such terms are defined in the Employment Agreement, dated as of November 17, 2021, by and among the Company, City First Bank, National Association, and Grantee.

4. Dividends. Dividends on shares of Restricted Stock shall be paid currently to the Grantee.

5. Incorporation of Plan. Except as otherwise provided herein, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Committee set forth in the Plan. Capitalized terms in this Agreement that are not defined herein shall have the meaning specified in the Plan, unless a different meaning is indicated herein. The terms of the Plan shall not be considered an enlargement of any benefits under this Agreement. In addition, the Award is subject to any rules and regulations promulgated by the Committee. However, any Award subject to this Agreement may not in any way be restricted or limited by any Plan amendment or termination or by change of Committee rules and regulations approved after the Date of Grant indicated on the first page hereof without the Award recipient's written consent.

6. Transferability. This Agreement is personal to the Grantee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than (i) by will or the laws of descent and distribution or (ii) pursuant to an order issued under state domestic relations laws.

7. Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Committee for payment of all Federal, state, and local taxes required by law to be withheld on account of such taxable event. Except in the case where an election is made pursuant to Paragraph 8 below, the Company shall have the authority to cause the required minimum tax withholding obligation to be satisfied, in whole or in part, by withholding from shares of Stock to be issued or released by the transfer agent a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due.

8. Election Under Section 83(b). The Grantee and the Company hereby agree that the Grantee may, within 30 days following the acceptance of this Award as provided in Paragraph 1 hereof, file with the Internal Revenue Service and the Company an election under Section 83(b) of the Internal Revenue Code. In the event the Grantee makes such an election, he or she agrees to provide a copy of the election to the Company. The Grantee acknowledges that he or she is responsible for obtaining the advice of his or her tax advisors with regard to the Section 83(b) election and that he or she is relying solely on such advisors and not on any statements or representations of the Company or any of its agents with regard to such election.

9. No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.

10. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

11. Force and Effect. The various provisions of this Agreement are severable in their entirety. Any determination of invalidity or unenforceability of any one provision shall have no effect on the continuing force and effect of the remaining provisions.

12. Successors. This Agreement shall be binding upon and inure to the benefit of the successors, assigns and heirs of the respective parties.

13. Applicable Law. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of law provisions of any jurisdiction.

14. Entire Agreement. This Agreement, together with the Plan, contains the entire understanding of the parties and shall not be modified or amended except by a written document duly signed by both parties hereto. No waiver by either party of any default under this Agreement shall be deemed a waiver of any later default.

[signatures on following page]

BROADWAY FINANCIAL CORPORATION

Dated: ______________________________ ______________________________

By:

The foregoing Agreement is hereby accepted and the terms and conditions thereof are hereby agreed to by the undersigned.

Dated: ______________________________ ______________________________

Grantee's Signature

____

Grantee's Name



Grantee:
Covered Shares:
Date of Grant:

AWARD AGREEMENT

Pursuant to the Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan (the ''Plan''), Broadway Financial Corporation (the ''Company'') hereby grants a Full Value Award in the form of restricted stock to the Grantee named above covering [•] shares of Common Stock of the Company (the ''Award''). Upon acceptance of this Award, the Grantee shall receive the number of shares of Stock of the Company covered by the Award, subject to the restrictions and conditions set forth herein and in the Plan (the ''Restricted Stock''). The Company acknowledges the receipt from the Grantee of consideration with respect to the par value of the Stock in the form of cash, past or future services rendered to the Company by the Grantee or such other form of consideration as is acceptable to the Committee.

1. Acceptance of Award. The Grantee shall have no rights with respect to this Award unless Grantee shall have accepted this Award by signing a copy of this Award Agreement and delivering the signed copy to the Company. Upon acceptance of this Award by the Grantee, the shares of Restricted Stock so accepted shall be issued and held by the Company's transfer agent in book entry form, and the Grantee's name shall be entered as the stockholder of record on the books of the Company. Thereupon, the Grantee shall have all the rights of a stockholder with respect to such shares, including voting and dividend rights, subject, however, to the restrictions and conditions specified in Paragraph 2 below.

2. Restrictions and Conditions.

(a) Any certificates or book entries for the shares of Restricted Stock granted herein shall bear an appropriate legend, as determined by the Committee in its sole discretion, to the effect that such shares are subject to restrictions as set forth herein and in the Plan.

(b) Shares of Restricted Stock granted herein may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of by the Grantee prior to vesting.

3. Vesting of Restricted Stock. To the extent not previously forfeited, the shares of Restricted Stock shall vest and become nonforfeitable as follows:

(a) twenty percent (20%) of the shares covered thereby on each of the first, second, third, fourth, and fifth anniversaries of the date of grant, and

(b) in full in the event of (i) Grantee's death or permanent disability, or (ii) Grantee's termination of employment by the Company (including its subsidiaries or any successor) within one year following a Change in Control; provided, however, that the Change in Control-based vesting provided for in this clause (b)(ii) shall not apply at any time that such vesting would not be consistent with the requirements of Part 359 of the Rules and Regulations of the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

If Grantee's employment with the Company (including subsidiaries) terminates for any reason prior to the fifth anniversary of the Date of Grant, all shares of Restricted Stock that are unvested (and that do not vest upon such termination pursuant to clause (b)(i) or (b)(ii) of the preceding sentence) shall be immediately forfeited. For purposes of this Agreement, the term ''Change in Control'' has the meaning set forth in Section 6.2 of the Plan. Section 6.1 of the Plan shall not apply.

4. Dividends. Dividends on shares of Restricted Stock shall be paid currently to the Grantee.

5. Incorporation of Plan. Except as otherwise provided herein, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Committee set forth in the Plan. Capitalized terms in this Agreement that are not defined herein shall have the meaning specified in the Plan, unless a different meaning is indicated herein. The terms of the Plan shall not be considered an enlargement of any benefits under this Agreement. In addition, the Award is subject to any rules and regulations promulgated by the Committee. However, any Award subject to this Agreement may not in any way be restricted or limited by any Plan amendment or

termination or by change of Committee rules and regulations approved after the Date of Grant indicated on the first page hereof without the Award recipient's written consent.

6. Transferability. This Agreement is personal to the Grantee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than (i) by will or the laws of descent and distribution or (ii) pursuant to an order issued under state domestic relations laws.

7. Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Committee for payment of all Federal, state, and local taxes required by law to be withheld on account of such taxable event. Except in the case where an election is made pursuant to Paragraph 8 below, the Company shall have the authority to cause the required minimum tax withholding obligation to be satisfied, in whole or in part, by withholding from shares of Stock to be issued or released by the transfer agent a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due.

8. Election Under Section 83(b). The Grantee and the Company hereby agree that the Grantee may, within 30 days following the acceptance of this Award as provided in Paragraph 1 hereof, file with the Internal Revenue Service and the Company an election under Section 83(b) of the Internal Revenue Code. In the event the Grantee makes such an election, he or she agrees to provide a copy of the election to the Company. The Grantee acknowledges that he or she is responsible for obtaining the advice of his or her tax advisors with regard to the Section 83(b) election and that he or she is relying solely on such advisors and not on any statements or representations of the Company or any of its agents with regard to such election.

9. No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.

10. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

11. Force and Effect. The various provisions of this Agreement are severable in their entirety. Any determination of invalidity or unenforceability of any one provision shall have no effect on the continuing force and effect of the remaining provisions.

12. Successors. This Agreement shall be binding upon and inure to the benefit of the successors, assigns and heirs of the respective parties.

13. Applicable Law. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of law provisions of any jurisdiction.

14. Entire Agreement. This Agreement, together with the Plan, contains the entire understanding of the parties and shall not be modified or amended except by a written document duly signed by both parties hereto. No waiver by either party of any default under this Agreement shall be deemed a waiver of any later default.

[signatures on following page]

BROADWAY FINANCIAL CORPORATION

By: ______________________________

Name: Brian E. Argrett
Title: President & CEO

The foregoing Agreement is hereby accepted and the terms and conditions thereof are hereby agreed to by the undersigned.

Dated: ______________________________

____
Grantee's Signature

____
Grantee's Name

Exhibit 21.1

Broadway Financial Corporation
List of Subsidiaries

1. City First Bank, National Association (a national banking association)
2. Broadway Service Corporation (a California corporation)
3. 1432 U Street, LLC (a District of Columbia limited liability company)
4. C.F. New Markets Advisors, LLC (a Delaware limited liability company)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-218929 and No. 333-229415) of Broadway Financial Corporation and Subsidiary (the ''Company''), of our report dated May 20, 2024, relating to the consolidated financial statements of the Company, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2023.

/s/ Moss Adams LLP

Sacramento, California
May 20, 2024

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Brian Argrett, certify that:

1. I have reviewed this annual report on Form 10-K of Broadway Financial Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 20, 2024

By: /s/ Brian Argrett

Brian Argrett
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Brenda J. Battey, certify that:

1. I have reviewed this annual report on Form 10-K of Broadway Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 20, 2024

By: /s/ Brenda J. Battey

Brenda J. Battey
Chief Financial Officer

Exhibit 32.1

SECTION 906 CERTIFICATION

The following statement is provided by the undersigned to accompany the foregoing Report on Form 10-K pursuant to 18 U.S.C. Section 1350 as, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed filed pursuant to any provision of the Securities Exchange Act of 1934 or any other securities law.

The undersigned certifies that the foregoing Report on Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. Section 78) and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Broadway Financial Corporation as of and for the year ended December 31, 2023.

Date: May 20, 2024

By: /s/ Brian Argrett

Brian Argrett
Chief Executive Officer

Exhibit 32.2

SECTION 906 CERTIFICATION

The following statement is provided by the undersigned to accompany the foregoing Report on Form 10-K pursuant to 18 U.S.C. Section 1350 as, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed filed pursuant to any provision of the Securities Exchange Act of 1934 or any other securities law.

The undersigned certifies that the foregoing Report on Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. Section 78) and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Broadway Financial Corporation as of and for the year ended December 31, 2023.

Date: May 20, 2024

By: /s/ Brenda J. Battey

Brenda J. Battey
Chief Financial Officer

Exhibit 97.1


cityfirst
BANK

Compensation Clawback Policy
Adopted October 18, 2023

Purpose

The Compensation Committee (the ‘‘Committee’’) of the Board of Directors of **Broadway Financial Corporation** (the ‘‘**Corporation**’’) believes that it is in the best interest of City First Bank, N.A. (the ‘‘**Bank**’’) to reinforce the Corporation’s ‘‘total compensation’’ philosophy by adopting this Compensation Clawback policy (the ‘‘**Policy**’’) for the adjustment or recovery of incentive-based compensation awards to executive officers and other covered employees if the relevant performance measure upon which the award is based is restated or otherwise adjusted in a manner that would reduce the size of an award or payment. In this regard, the Committee recommended, and the Board adopted, compensation recovery guidelines as set forth in this Policy. Any references to the Corporation in this Policy include the Bank.

Applicability and Effective Date

This Policy is effective October 2, 2023, and is applicable to all Incentive-Based Compensation Received (as defined below) by Executive Officers and Covered Employees (as defined below) after the effective date of this Policy, and as required under Nasdaq listing standard 5608 adopted by The Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, ‘‘**Rule 10D-1**’’). Questions regarding this Policy should be directed to the Corporation’s Chief Human Resources Officer.

Definitions

For purposes of this Policy, the following definitions will apply:

“Covered Employee” means any recipient of the Incentive Compensation Plan (ICP) from the Corporation or a subsidiary who is not an Executive Officer.

“Excess Compensation” means any amount of Incentive-Based Compensation Received by an Executive Officer or Covered Employee during the Clawback Period (as defined below) that exceeds the amount that otherwise would have been Received had it been determined based on the accounting restatement.

“Executive Officer” means an individual who is an ‘‘executive officer’’ of the Corporation, as defined under Rule 10D-1.

“Incentive-Based Compensation” means any incentive compensation (whether in the form of cash or equity) granted, earned, or vested, the amount of which was calculated based wholly or in part on the attainment of any financial reporting measure(s) based on accounting principles using the Corporation’s financial statements, stock price and/or total shareholder return, that was Received by a person (i) on or after October 2, 2023 and after the person began serving as a Covered Employee or Executive Officer, as applicable, and (ii) who served as a Covered Employee or Executive Officer, as applicable, at any time during the performance period for the Incentive-Based Compensation.

Incentive-Based Compensation is deemed to be ‘‘**Received**’’ in the fiscal period during which the relevant financial reporting measure, stock price and/or total shareholder return measure is attained, regardless of when the compensation is actually paid or awarded.

Clawback Period

The Committee will recover Excess Compensation received during the three completed fiscal years preceding the date on which the Board determines an accounting restatement described in this Policy is required, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years (the ‘‘**Clawback Period**’’).

Accounting Restatement

In the event the Corporation is required to prepare an accounting restatement of the Corporation's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Corporation will recover on a reasonably prompt basis any Excess Compensation in accordance with this Policy.

Retrospective changes to financial statements not considered a material error under this Policy requiring a clawback would include, but are not limited to: (i) application of a change in accounting principle; (ii) revisions to reportable segment information due to a change in internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustments to provisional amounts in connection with a prior business combination; and (vi) revisions for stock splits.

Repayment

The Committee will determine, approve and recover Excess Compensation from (1) any person serving as an Executive Officer (current or former) at any time during the performance period of the Incentive-Based Compensation, regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the accounting restatement and (2) any Covered Employee who the Committee determines was directly responsible for the accounting restatement.

If the Committee cannot determine the Excess Compensation from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. The Committee's determination will be final and binding. All amounts subject to recovery will be calculated on a pre-tax basis. Any recoupment of compensation will be in addition to any other remedies that may be available under applicable law, including termination of employment.

The Corporation will make all reasonable attempts to recover any amounts due under this Policy by way of direct payment from the Executive Officer or Covered Employee, recovery over time, the reduction of future pay and/or deferred awards, and/or any other method which will provide for recovery within a reasonable manner and without undue delay. The Committee may, however, determine that repayment is not required if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under The Nasdaq Stock Market listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the Excess Compensation after making a reasonable attempt to recover such amounts.

The Corporation shall not indemnify any Executive Officer or Covered Employee against (i) any liability or loss (including without limitation the loss of any Incentive-Based Compensation pursuant to this Policy, including, any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer or Covered Employee to fund potential recovery obligations under this Policy, any judgments, fines, taxes, penalties or amounts paid in settlement by or on behalf of any Executive Officer or Covered Employee) incurred by such Executive Officer or Covered Employee in connection with or as a result of any action taken by the Corporation to enforce this Policy (a "**Clawback Proceeding**"), or (ii) any indemnification or advancement of expenses (including attorneys' fees) incurred by such Executive Officer or Covered Employee in connection with any such Clawback Proceeding.

Administration

This Policy will be enforced, and appropriate proxy disclosures and exhibit filings will be made in accordance with the Securities and Exchange Commission ("SEC")'s clawback rules and applicable exchange listing standards. The Committee shall be responsible for monitoring the application of this Policy, and has the sole authority to construe, interpret and implement this Policy and make any determinations necessary or advisable in administering this Policy. The Board may modify, supplement, rescind or replace all or any portion of this Policy at any time upon the recommendation of the Committee.

In the event of any conflict or inconsistency between this Policy and any other policies, plans, or other materials of the Corporation, this Policy shall govern. However, to the extent another policy, plan or agreement calls for adjustment or recovery of any Incentive-Based Compensation, including an ICP award, when this Policy would not require such adjustment or recovery, this Policy will not interfere with application of such other policy, plan, or agreement.

This Policy will be deemed to be automatically updated to incorporate any requirement of law or SEC or exchange listing standard, rule, or regulation applicable to the Corporation.

Exhibit A

BROADWAY FINANCIAL CORPORATION

COMPENSATION CLAWBACK POLICY

ACKNOWLEDGEMENT FORM

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Broadway Financial Corporation Compensation Clawback Policy (as may be amended, restated, supplemented, or otherwise modified from time to time, and together with any plan, program, or agreement providing for the repayment of compensation, the "**Policy**"). In the event of any inconsistency between the Policy and the terms of any offer letter to which I am a party, or the terms of any compensation plan, program, or agreement under which any compensation has been granted, awarded, earned, or paid, the terms of the Policy shall govern. Any capitalized term used in this Acknowledgement Form and not defined shall have the meaning given to such term in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Corporation. Further, by signing below, the undersigned (1) acknowledges and agrees that the undersigned will not be entitled to indemnification for any liability, loss or expenses or to any advancement of expenses (including attorneys' fees) incurred as a result of any action by or on behalf of the Corporation pursuant to the Policy, (2) knowingly and intentionally waives and agrees not to assert any claim for indemnification or advancement of expenses against the Corporation or any subsidiary of the Corporation to which the undersigned is now or may become entitled notwithstanding any other agreement or provision therefor, and (3) agrees to abide by the terms and conditions of the Policy, including, without limitation, by returning any Incentive-Based Compensation to the Corporation to the extent required by, and in a manner consistent with, the Policy.

____

Signature

____

Print Name

____

Date



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